UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended June 30, 2023
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
This Form 6-K is incorporated by reference into BBVA’s Registration Statement No. 333-266391 on Form F-3 and Registration Statements Nos. 333-240248, 333-228053, 333-217073, 333‑208728, 333‑199835, 333-191625, 333-185538 and 333-178186 on Form S-8 filed with the Securities and Exchange Commission (“SEC”).

CERTAIN TERMS AND CONVENTIONS
The terms below are used as follows throughout this report:
•“BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020, presented in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2022, considering the Bank of Spain Circular 4/2017 (as defined herein), as well as its successive amendments, and any other legislation governing financial reporting which was applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
•“Garanti BBVA” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.
•“Unaudited Condensed Interim Consolidated Financial Statements” means our unaudited condensed interim consolidated financial statements as of June 30, 2023 and December 31, 2022 and for the six months ended June 30, 2023 and June 30, 2022 presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the European Union (“EU”) and included herewith.
•“2022 Form 20-F” means our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 6, 2023.
In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective”, and “future” or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, are not guarantees of future performance and are subject to inherent risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The accompanying information in this report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:
•“Item 4B. Business Overview”;
•“Item 4E. Selected Statistical Information”; and
•“Item 5. Operating and Financial Review and Prospects”.
Other important factors that could cause actual results to differ materially from those in forward-looking statements include the factors identified in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2022 Form 20-F.
Other important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, among others:
•the deterioration of economic conditions or the alteration of the institutional environment of the countries in which we operate, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability and sovereign ratings, particularly Spain’s, among other factors;
•the intensity of geopolitical and economic risks in recent years as a result of, among other factors, US-China trade tensions, Brexit, the rise of populism and the war in Ukraine and the sanctions imposed against and by Russia, which has led to significant disruption, instability and volatility in global markets, as well as higher inflation (including by contributing to increases in the prices of energy, oil and other commodities and further disrupting supply chains) and lower or negative growth;
•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices, inflation or deflation and, in particular, as of the date of this report on Form 6-K, the depreciation of the currencies of the non-euro geographical areas in which we operate, high inflation, stagflation due to more intense or prolonged supply crises, interest rate increases in most of the geographical areas where we operate (which may impact default rates) and low real interest rate in Turkey (which may affect our margins);
•the increased turbulence in the banking sector since March 2023, in particular, following the liquidity and other problems experienced by certain banks in the United States and Switzerland, which have led to increased concerns over the volatility and quality of banks’ deposits and their exposure to rising interest rates, and have adversely affected the valuations of certain banks. BBVA has significant exposure to the global banking sector. In addition, the recent actions by Swiss regulators have led to increased uncertainty regarding the potential actions to be adopted by the relevant authorities in connection with a bank’s failure. Moreover, regulatory changes are expected in the EU and, particularly, in Spain, in connection with the ranking of claims upon a bank’s insolvency, providing a preference to claims of all depositors relative to ordinary unsecured claims, which may adversely affect the risk profile and cost of banks’ debt securities. Further, there could be changes to the deposit guarantee schemes in certain jurisdictions, which could lead to changes in customer behavior and how banks manage their deposits portfolio;
•adverse developments in emerging economies, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, tax policies, interest rate caps, fee caps and other policies affecting the banking sector, including the “liraization” strategy in Turkey;
•political uncertainty in Spain, where the recent general elections revealed a fragmented political landscape, could have a potential impact on Spain’s economy;

•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s credit ratings;
•the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere. In particular, central banks have increased interest rates in an attempt to tame inflation;
•adjustments in the real estate markets in the geographical areas in which we operate, in particular in Spain, Mexico and Turkey;
•the success of our acquisitions and investments, divestitures, mergers, joint ventures and strategic alliances;
•the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation affecting us or our competitors, and our ability to implement technological advances;
•our ability to comply with various legal and regulatory regimes and the impact of applicable laws and regulations on our operations, including capital, resolution, liquidity and provision requirements and the increasing tax burden;
•changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;
•our ability to continue to access sources of liquidity and funding, including public sources of liquidity such as the funding provided by the European Central Bank (“ECB”) under its programs, and our ability to receive dividends and other funds from our subsidiaries;
•our ability to hedge certain risks economically;
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing environmental, social and governance standards;
•our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;
•the performance of our international operations and our ability to manage such operations;
•weaknesses or failures in our Group’s internal or outsourced processes, systems (including information technology systems) and security;
•weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;
•security breaches, including cyber-attacks and identity theft;
•the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations;
•actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;
•uncertainty surrounding the integrity and continued existence of reference rates and the transition away from the Euro Interbank Offered Rate (EURIBOR), Euro OverNight Index Average (EONIA) and London Inter-bank Offered Rate (LIBOR) to new reference rates;
•our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that are not captured by the statistical models we use; and
•force majeure and other events beyond our control.
Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business, strategy or expectations, including as a result of the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), on Public and Confidential Financial Reporting Rules and Formats, which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption of EU-IFRS.
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of the dates and for the periods presented in the Unaudited Condensed Interim Consolidated Financial Statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the EU.
For a description of our critical accounting policies, see Note 2 to our Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2022 Form 20-F and Note 2.2 to our Consolidated Financial Statements.
The financial information as of December 31, 2022 and for the six months ended June 30, 2022 included herein and in the Unaudited Condensed Interim Consolidated Financial Statements may differ from previously reported financial information as of such date and for such period in previously filed reports as a result of certain of the modifications referred to in the sections “—Changes in Accounting Policies” and “—Changes in Intra-Group Adjustments” herein.
Changes in Accounting Policies
IFRS 17 – Insurance contracts
IFRS 17 has superseded IFRS 4 for the recognition, measurement, presentation and disclosure of insurance contracts. The initial application date of IFRS 17 was January 1, 2023 and it has been applied to the six months ended June 30, 2023, with transition date January 1, 2022. In order to make the information as of December 31, 2022 and for the six months ended June 30, 2022 comparable with the information as of and for the six months ended June 30, 2023, the balance sheet as of December 31, 2022 and the income statement for the six months ended June 30, 2022 were adjusted (see Note 2.1 and Appendix III to our Unaudited Condensed Interim Consolidated Financial Statements for additional information on the application of IFRS 17).
IFRS 17 has introduced substantial changes in the accounting of insurance contracts with the aim of achieving greater homogeneity and increasing comparability among entities. With the implementation of IFRS 17, the valuation of insurance contracts is based on a model that uses updated assumptions for each reporting period.
The impact on equity of the first-time application of IFRS 17 as of January 1, 2023 on the BBVA Group includes the impact in transition and the financial information from January 1, 2022 to December 31, 2022 already restated under IFRS 17. During 2022, a generalized neutral effect has been observed when comparing the results expressed under IFRS 4 with those restated under IFRS 17, except in specific cases, which has affected first-time application reserves.
The impact of the transition from IFRS 4 to IFRS 17 on accumulated other comprehensive income (loss) and retained earnings related mainly to long-term contracts. The impact on equity recognized at the date of entry into force of IFRS 17 was not significant for the consolidated financial statements of the BBVA Group.
Changes in Intra-Group Adjustments
Following the publication of our Consolidated Financial Statements, certain non-material balance sheet intra-group adjustments between the Corporate Center and the operating segments were reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities were reallocated between the Corporate Center and the corresponding operating segments. In order to make the segment information as of December 31, 2022 and for the six months ended June 30, 2022 comparable with the segment information as of and for the six months ended June 30, 2023, segment information as of December 31, 2022 and for the six months ended June 30, 2022 has been revised in conformity with these intra-group reallocations.
See Note 5 to our Unaudited Condensed Interim Consolidated Financial Statements for information on our operating segments.

2023 Share Buyback Program
On March 17, 2023, after receiving the required authorization from the ECB, BBVA announced that it would implement a buyback program for the repurchase of own shares in accordance with the provisions of Regulation (EU) No. 596/2014 of the Parliament Commission and Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016, aimed at reducing BBVA’s share capital by a maximum monetary amount of €422 million. The execution was carried out internally by BBVA.
On April 21, 2023, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired 64,643,559 shares between March 20 and April 20, 2023, representing, approximately, 1.07% of BBVA’s share capital as of said date.
On June 2, 2023, BBVA announced that it had completed a reduction of BBVA’s share capital in a nominal amount of €31,675,343.91 and the consequent cancellation, charged to unrestricted reserves, of 64,643,559 BBVA shares of €0.49 par value each acquired derivatively by the Bank in execution of the share buyback program and which were held as treasury shares (see Notes 4 and 25 to our Unaudited Condensed Interim Consolidated Financial Statements). The share capital reduction was carried out pursuant to the resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda.
Designation of Turkey as a Hyperinflationary Economy
Since the second quarter of 2022, the Turkish economy has been considered hyperinflationary, resulting in the Group having applied hyperinflation accounting in accordance with IAS 29 “Financial reporting in hyperinflationary economies” in respect thereof with effect from January 1, 2022 with respect to the financial statements of the BBVA Group’s entities located in Turkey1. In addition, all the components of the financial statements of such entities (including income statement items) (in each case, for any period in which the Turkish economy was considered to be hyperinflationary) are converted at the relevant period-end exchange rate for inclusion in our consolidated financial statements, and the resulting conversion differences are recorded within “Accumulated other comprehensive income (loss)” as stated in IAS 21.
The first application of IAS 29 in respect of the Turkish subsidiaries led to an increase in equity of €130 million as of January 1, 2022, and was mainly the result of the revaluation of tangible assets and inflation-linked bonds. The net result derived from the application of IAS 29 and IAS 21 in Turkey for the six months ended June 30, 2022 amounted to a loss of €1,776 million, of which €1,022 million was attributed to the parent company of the Group. This impact included the loss of the net monetary position, which amounted to a gross amount of €1,686 million and was recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €1,132 million, given that, under IAS 29, these types of bonds are considered protective assets.
See Note 2.2.19 to our Consolidated Financial Statements for information on the application of IAS 29 and IAS 21 to hyperinflationary economies.
Statistical and Financial Information
The following principles should be noted in reviewing the statistical and financial information contained herein:
•Average balances, when used, are based on the beginning and the month-end balances during each six-month period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.
•Unless otherwise stated, any reference to loans refers to both loans and advances.
•Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.
•Certain numerical information in this report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.
•Information has not been annualized except where explicitly stated.

1 IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank International N.V. in the Netherlands.

Item 4B. Business Overview
The BBVA Group is a customer-centric global financial services group founded in 1857. Internationally diversified and with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking, the Group is committed to offering a compelling digital proposition focused on customer experience.
For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience, contributing to the delivery of its strategy in a sustainable and inclusive way. BBVA is committed to sustainability, which is impacting the banking business, as part of its daily activities, encompassing not only relations with customers but also internal processes.
During the six months ended June 30, 2023, the number of digital and mobile customers and the volume of digital transactions continued to increase.
Operating Segments
As of June 30, 2023, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2022.
Set forth below are the Group’s current five operating segments:
• Spain;
• Mexico;
• Turkey;
• South America; and
• Rest of Business.
In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners.
For certain relevant information concerning the preparation and presentation of the financial information included in this report, see “Presentation of Financial Information”.
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of June 30, 2023 and December 31, 2022 was as follows:

	As of June 30, 2023	As of December 31, 2022
	(In Millions of Euros)
Spain	452,360	427,116
Mexico	164,758	142,557
Turkey	67,324	66,036
South America	67,541	61,951
Rest of Business	54,242	49,952
Subtotal Assets by Operating Segment	806,225	747,613
Corporate Center and Adjustments (1)	(43,768)	(35,521)
Total Assets BBVA Group	762,456	712,092
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information”).

The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the six months ended June 30, 2023 and 2022. Such information is presented under management criteria; however, for the six months ended June 30, 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center, see “Item 5. Operating and Financial Review and Prospects—Item 5A. Operating Results—Results of operations by operating segment for the six months ended June 30, 2023 compared with the six months ended June 30, 2022”.

	Profit / (Loss) Attributable to Parent Company		% of Profit / (Loss) Attributable to Parent Company
	Six months ended June 30,
	2023	2022	2023	2022
	(In Millions of Euros)		(In Percentage)
Spain	1,231	801	24.9	25.1
Mexico	2,614	1,781	52.8	55.9
Turkey	525	59	10.6	1.9
South America	367	418	7.4	13.1
Rest of Business	212	128	4.3	4.0
Subtotal operating segments	4,950	3,188	100.0	100.0
Corporate Center	(1,072)	(230)
Profit attributable to parent company	3,878	2,957
The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the six months ended June 30, 2023 and 2022. Such information is presented under management criteria; however, for the six months ended June 30, 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the income of each of BBVA’s operating segments and the Corporate Center, see “Item 5. Operating and Financial Review and Prospects—Item 5A. Operating Results—Results of operations by operating segment for the six months ended June 30, 2023 compared with the six months ended June 30, 2022”.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total (1)
	(In Millions of Euros)
June 2023
Net interest income / (expense)	2,544	5,264	980	2,503	260	(140)	11,410
Gross income	3,630	6,774	1,480	2,415	565	(716)	14,148
Operating profit / (loss) before tax	1,821	3,585	787	780	272	(1,123)	6,122
Profit / (loss) attributable to parent company	1,231	2,614	525	367	212	(1,072)	3,878
June 2022
Net interest income / (expense)	1,758	3,686	1,153	1,849	155	(64)	8,538
Gross income	3,050	4,813	1,335	1,982	384	(147)	11,417
Operating profit / (loss) before tax	1,404	2,446	633	745	162	(532)	4,858
Profit / (loss) attributable to parent company	801	1,781	59	418	128	(230)	2,957
(1)For information on the reconciliation of the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group for the six months ended June 30, 2022, see “Item 5. Operating and Financial Review and Prospects—Item 5A. Operating Results—Results of Operations by Operating Segment”.

The following tables set forth summarized information relating to the balance sheet of the operating segments and the Corporate Center and adjustments as of June 30, 2023 and December 31, 2022:

	As of June 30, 2023
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	452,360	164,758	67,324	67,541	54,242	806,225	(43,768)
Cash, cash balances at central banks and other demand deposits	39,190	11,529	7,759	8,238	5,634	72,351	(494)
Financial assets at fair value (2)	153,651	53,881	4,119	12,043	8,646	232,341	(17,616)
Financial assets at amortized cost	210,405	92,237	52,531	44,107	39,510	438,789	52
Loans and advances to customers	173,944	83,693	35,673	41,548	36,175	371,033	(1,272)
Total Liabilities	437,963	154,675	60,046	61,261	50,203	764,148	(54,260)
Financial liabilities held for trading and designated at fair value through profit or loss	117,618	28,813	2,197	4,032	7,805	160,464	(20,556)
Financial liabilities at amortized cost - Customer deposits	214,276	84,865	50,793	43,086	10,470	403,490	(1,146)
Total Equity	14,397	10,083	7,277	6,281	4,039	42,077	10,492
Assets under management	92,848	49,660	6,800	5,925	506	155,739
Mutual funds	69,252	45,765	3,851	5,925	—	124,792
Pension funds	23,596	—	2,950	—	506	27,051
Other placements	—	3,895	—	—	—	3,895
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information”).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2022
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	427,116	142,557	66,036	61,951	49,952	747,613	(35,521)
Cash, cash balances at central banks and other demand deposits	49,185	13,228	6,061	7,695	4,015	80,184	(428)
Financial assets at fair value (2)	126,413	46,575	5,203	10,739	5,090	194,020	(10,174)
Financial assets at amortized cost	204,528	77,191	51,621	40,448	40,425	414,215	207
Loans and advances to customers	173,971	71,231	37,443	38,437	37,375	358,456	(1,105)
Total Liabilities	413,993	132,726	59,326	56,077	45,604	707,726	(46,150)
Financial liabilities held for trading and designated at fair value through profit or loss	84,619	25,840	2,138	2,813	4,397	119,808	(13,617)
Financial liabilities at amortized cost - Customer deposits	221,019	77,750	46,339	40,042	9,827	394,978	(574)
Total Equity	13,124	9,831	6,711	5,874	4,348	39,887	10,630
Assets under management	86,759	38,196	6,936	17,760	520	150,170
Mutual funds	63,786	35,614	3,731	5,804	—	108,935
Pension funds	22,973	—	3,205	11,956	520	38,653
Other placements	—	2,582	—	—	—	2,582
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information”).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain
This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:
•Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;
•Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, and public institutions;
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in Compañía de Seguros y Reaseguros, S.A., the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.
Cash, cash balances at central banks and other demand deposits amounted to €39,190 million as of June 30, 2023, a 20.3% decrease compared with the €49,185 million recorded as of December 31, 2022, mainly driven by a decrease in cash held at the Bank of Spain as a result of the partial repayment by BBVA of drawdowns under the ECB’s TLTRO III facilities.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €153,651 million as of June 30, 2023, a 21.5% increase from the €126,413 million recorded as of December 31, 2022, mainly as a result of the increase in loans to credit institutions (through reverse repurchase agreements) and the increase in Spanish sovereign debt, recorded under the “Financial assets held for trading” portfolio, partially offset by the maturity of a Spanish treasury bond.
Financial assets at amortized cost of this operating segment as of June 30, 2023 amounted to €210,405 million, a 2.9% increase compared with the €204,528 million recorded as of December 31, 2022. Within this heading, loans and advances to customers amounted to €173,944 million as of June 30, 2023 compared to the €173,971 million recorded as of December 31, 2022, mainly due to the decrease in wholesale lending and to certain mortgage loans cancellations, partially offset by increases in loans to local governments.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2023 amounted to €117,618 million, a 39.0% increase compared with the €84,619 million recorded as of December 31, 2022, mainly due to the increase in deposits from credit institutions (through repurchase agreements).
Customer deposits at amortized cost of this operating segment as of June 30, 2023 amounted to €214,276 million, a 3.1% decrease compared with the €221,019 million recorded as of December 31, 2022, mainly due to the decrease in demand deposits within the retail portfolio, partially offset by an increase in time deposits. The decrease in demand deposits was due in part to the shift from demand deposits from households and non-financial corporations towards higher profitability investments (including mutual funds), in a context where remuneration on deposits continues to be low, the positive effect of year-end compensation (including bonuses) paid by companies at the end of 2022 (which led to an increase in deposits) and the decreased savings capacity of customers as a result of inflation.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Pension funds”) as of June 30, 2023 amounted to €92,848 million, a 7.0% increase compared with €86,759 million as of December 31, 2022, mainly due to the shift from demand deposits towards higher profitability investments, which resulted in an increase in private banking and mutual funds.
This operating segment’s non-performing loan ratio (defined as non-performing loans divided by total credit risk and calculated as the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments divided by the sum of loans and advances to customers, guarantees to customers and other commitments) increased to 4.0% as of June 30, 2023 from 3.9% as of December 31, 2022, mainly as a result of higher Stage 3 entries, in a context of increased refinancing operations within the retail portfolio, and lower write-offs. As a result thereof, this operating segment’s non-performing loan coverage ratio (defined as allowance for credit losses divided by non-performing loans and calculated as loss allowances on loans and advances divided by the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments) was 57% as of June 30, 2023 and 61% as of December 31, 2022.

Mexico
The Mexico operating segment includes the banking, insurance and asset management business conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s agency in Houston.
The Mexican peso appreciated 12.4% against the euro as of June 30, 2023 compared with December 31, 2022, positively affecting the business activity of the Mexico operating segment as of June 30, 2023 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Item 5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits amounted to €11,529 million as of June 30, 2023, a 12.8% decrease compared with the €13,228 million recorded as of December 31, 2022, in particular, cash balances held at Mexican Central Bank (“BANXICO”) decreased as a result of the higher lending activity levels (although customer deposits remain as the main source of funding for lending), partially offset by the appreciation of the Mexican peso.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2023 amounted to €53,881 million, a 15.7% increase from the €46,575 million recorded as of December 31, 2022, mainly due to the appreciation of the Mexican peso against the euro and the acquisition of sovereign debt securities recorded under “Financial assets at fair value through other comprehensive income”, partially offset by decreases in the value of certain exchange rate derivatives, in particular in the trading portfolio.
Financial assets at amortized cost of this operating segment as of June 30, 2023 amounted to €92,237 million, a 19.5% increase compared with the €77,191 million recorded as of December 31, 2022. Within this heading, loans and advances to customers of this operating segment as of June 30, 2023 amounted to €83,693 million, a 17.5% increase compared with the €71,231 million recorded as of December 31, 2022, mainly attributable to the appreciation of the Mexican peso against the euro, the positive performance of the retail portfolio (in particular, consumer loans, mortgage loans and SMEs loans) and, to a lesser extent, the wholesale portfolio (loans to enterprises), due to the favorable economic evolution and the deterioration of international debt capital markets.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2023 amounted to €28,813 million, an 11.5% increase compared with the €25,840 million recorded as of December 31, 2022, mainly as a result of the appreciation of the Mexican peso against the euro and the increase in the fair value of unit-linked insurance plans, partially offset by the decrease in the value of derivatives recorded under the “Financial liabilities held for trading” portfolio.
Customer deposits at amortized cost of this operating segment as of June 30, 2023 amounted to €84,865 million, a 9.2% increase compared with the €77,750 million recorded as of December 31, 2022, primarily due to the appreciation of the Mexican peso against the euro, partially offset by decreases in the volume of demand deposits within the portfolios of non-financial corporations and households, as a result of the increased competition from other banks for remunerated deposits.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Other placements”) as of June 30, 2023 amounted to €49,660 million, a 30.0% increase compared with the €38,196 million as of December 31, 2022, mainly as a result of the appreciation of the Mexican peso against the euro and the continuing search by customers for higher profitability investments, which continued to boost mutual funds, supported by an improved product offer that includes funds linked to Environmental, Social and Governance (“ESG”) factors.
This operating segment’s non-performing loan ratio (as defined herein) was 2.5% as of June 30, 2023 and December 31, 2022. The ratio was positively affected by the growth in lending activity, both in the retail and the wholesale portfolios, and adversely affected by the increase in Stage 3 entries in the retail portfolio. This operating segment’s non-performing loan coverage ratio (as defined herein) was 129% as of June 30, 2023 and December 31, 2022.

Turkey
This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in the banking, insurance and asset management business in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in Romania and the Netherlands.
On May 18, 2022, BBVA closed its voluntary takeover bid for the entire share capital of Garanti BBVA, which resulted in BBVA increasing its stake in Garanti BBVA from 49.85% to 85.97%. See “Item 5. Operating and Financial Review and Prospects―Item 5A. Operating Results―Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş.”.
The Turkish lira depreciated 29.5% against the euro as of June 30, 2023 compared to December 31, 2022, adversely affecting the business activity of the Turkey operating segment as of June 30, 2023 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Item 5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the second quarter of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29. See “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy” for information on the impact of hyperinflation accounting.
BBVA’s operations in Turkey are subject to regulation by Turkish national authorities. In general, the rules applicable to products and services that banks in Turkey offer to consumers are more stringent than rules applicable with respect to commercial and corporate banking customers. Since 2021, the regulations that were introduced in 2020 authorizing the Central Bank of the Republic of Turkey (“CBRT”) to impose restrictions regarding certain fees and commissions that may be charged to customers have been amended, establishing maximum limits with respect to loan allocation and loan disbursement fees (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” and “Item 4. Information on the Company—Competition—Turkey” in our 2022 Form 20-F).
In 2022, the CBRT unveiled an integrated policy framework seeking to stabilize the Turkish lira, including by permanently increasing the weight of Turkish lira-denominated assets and liabilities in the banking system. As part of such policy, the CBRT strengthened its macroprudential policy toolkit and revised the reserve requirement regulation, which used to apply to the liability side of balance sheets, and began to apply to the asset side of balance sheets as well, including Turkish lira-denominated commercial cash loans (subject to certain exceptions). In August 2022, the CBRT replaced the then existing 20% reserve requirement ratio on Turkish lira-denominated loans with a requirement to maintain government bonds in an amount equivalent to 30% of such loans. In January 2023, the securities maintenance ratio that Turkish banks are required to apply to their foreign currency deposits was set at 10% (5% as amended on June 25, 2023) and is set to be in place until December 2023. However, if the relevant bank’s ratio of Turkish lira deposits to total deposits is: (i) less than 57%, then such securities maintenance ratio is to be increased to 12%; and, (ii) greater than or equal to 70%, then such securities maintenance ratio is to be decreased to 3%. In May 2023 the CBRT required each Turkish bank (including Garanti BBVA) to hold additional Turkish lira-denominated securities issued by the Turkish government if the conversion rate from foreign currency deposits to Turkish lira deposits by July 28, 2023 was less than 10%, and if less than 30% they would have to hold additional government bonds from that date until the end of the year (in short, lenders are being mandated to convert such percentage of their foreign currency deposits into Turkish lira or increase their holdings of government bonds equivalent to the amount they failed to convert). This requirement will not apply to banks whose aggregate deposits fund size in foreign currency is below an amount determined by the CBRT from time to time. The CBRT continues to issue instructions to further clarify the implementation of these requirements on a regular basis.
Additional amendments to the reserve requirement were announced in January and April 2023, including, (i) a rate of 0% for Turkish lira deposit accounts with maturities longer than three months; (ii) a rate of 0%, until December 2023, for the increase in foreign currency-denominated liabilities with maturities longer than six months; and (iii) an increase in the mandatory reserve ratios for foreign currency liabilities (deposits) by five basis points if the share of a Turkish bank’s Turkish lira deposits to be calculated for individuals and legal persons is less than 60% of total deposits (57% following the amendment announced in July 2023). In addition, a new requirement of 15% was established for the accounts with exchange rate support provided by the CBRT. Further, the CBRT extended the deadline for domestic legal entities to open, mandatorily, Turkish Lira Deposit and Participation Accounts with their existing balances already held at banks in other currencies between December 31, 2021 and March 31, 2023, until December 31, 2023.

The low interest rates set by the CBRT in a context of high inflation (despite the recent increases of interest rates from 8.5% in to 17.5% in July 2023, carried out by CBRT in June and July 2023), the policies affecting the banking sector (which have had the effect of increasing BBVA’s exposure to the Turkish lira and Turkish sovereign debt) and currency depreciation have affected and may continue to affect the Group’s results.
Following its publication in the Official Gazette on July 15, 2023, Law No. 7456 on Additional Motor Vehicle Tax and Amendments to Certain Laws as well as Decree Law No. 375, for Compensation of Economic Losses Caused by the Earthquakes on February 6, 2023, has entered into force in Turkey. Among others, this Law provides for the modification of the general corporate income tax rate in Turkey from 20% to 25%. However, the general tax rate for banks and financial institutions has been increased to 30% (since April 2022 it was already 25%). This change will be applicable to profit generated in tax periods beginning on or after January 1, 2023. These modifications have not been considered in preparing the Unaudited Condensed Interim Consolidated Financial Statements.
Cash, cash balances at central banks and other demand deposits amounted to €7,759 million as of June 30, 2023, a 28.0% increase compared with the €6,061 million recorded as of December 31, 2022, mainly due to the increase in cash held at the CBRT as a result in part of the increases in funding through customer time deposits and demand deposits in Turkish lira, partially offset by the depreciation of the Turkish lira against the euro.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2023 amounted to €4,119 million, a 20.8% decrease from the €5,203 million recorded as of December 31, 2022, mainly due to the depreciation of the Turkish lira against the euro, partially offset by increases in the value of exchange rate derivatives in foreign currency positions.
Financial assets at amortized cost of this operating segment as of June 30, 2023 amounted to €52,531 million, a 1.8% increase compared with the €51,621 million recorded as of December 31, 2022. Within this heading, loans and advances to customers of this operating segment as of June 30, 2023 amounted to €35,673 million, a 4.7% decrease compared with the €37,443 million recorded as of December 31, 2022, mainly due to the depreciation of the Turkish lira against the euro, partially offset by the increase (in local currency) in Turkish lira-denominated credit card loans (which is the type of loan where there is greater competition) and loans to enterprises, due, in part, to the abovementioned measures announced by the Turkish authorities to encourage Turkish lira-denominated loans. In addition, within this heading, debt securities of this operating segment as of June 30, 2023 amounted to €5,986 million, a 7.6% increase compared with the €5,564 million recorded as of December 31, 2022, as a result of the increase in local currency-denominated government bonds mainly due to the abovementioned increase in the securities maintenance ratio established by the CBRT, partially offset by the depreciation of the Turkish lira against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2023 amounted to €2,197 million, a 2.7% increase compared with the €2,138 million recorded as of December 31, 2022, mainly due to the increase in the value of exchange rate derivatives recorded under the “Financial liabilities held for trading” portfolio, partially offset by the depreciation of the Turkish lira against the euro.
Customer deposits at amortized cost of this operating segment as of June 30, 2023 amounted to €50,793 million, a 9.6% increase compared with the €46,339 million recorded as of December 31, 2022, mainly due to the increase in time deposits in Turkish lira (transferred, in part, from time deposits in U.S. dollars) and, to a lesser extent, demand deposits in Turkish lira, as a result in part of the abovementioned measures announced by the Turkish authorities to encourage and protect deposits denominated in Turkish lira and prevent further dollarization of deposits, which include increased reserve requirement and the obligation by banks to buy local currency-denominated government bonds if less than a particular percentage of their deposits are denominated in Turkish lira, partially offset by the depreciation of the Turkish lira against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of June 30, 2023 amounted to €6,800 million, a 2.0% decrease compared with the €6,936 million as of December 31, 2022, mainly due to the depreciation of the Turkish lira against the euro.
The non-performing loan ratio (as defined herein) of this operating segment decreased to 4.2% as of June 30, 2023 from 5.1% as of December 31, 2022, mainly as a result of the change in the staging of a large customer from Stage 3 to Stage 2 in the wholesale loan portfolio during the first quarter of 2023 and increased loan activity (in particular, credit card loans and loans to enterprises in Turkish lira), partially offset by the change in the staging of certain loans from Stage 1 to Stage 2, due to the impact of the earthquakes in February 2023 (see Note 6.1 to our Unaudited Condensed Interim Consolidated Financial Statements). As a result thereof, this operating segment’s non-performing loan coverage ratio (as defined herein) increased to 97% as of June 30, 2023 from 90% as of December 31, 2022.

South America
The South America operating segment includes the Group’s banking, finance, insurance and asset management business mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela. It also includes representative offices in Sao Paulo (Brazil) and in Santiago (Chile).
The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Colombia, Peru, Uruguay and Venezuela.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
As of June 30, 2023, the Colombian peso and the Peruvian sol appreciated against the euro by 12.7% and 3.0%, respectively, compared to December 31, 2022. On the other hand, the Argentine peso depreciated against the euro by 32.3%. Overall, changes in exchange rates have positively affected the business activity of the South America operating segment as of June 30, 2023 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Item 5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of June 30, 2023 and December 31, 2022, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29. See “Presentation of Financial Information”. See also Note 2.2.19 to our Consolidated Financial Statements for information on the application of IAS 29 to hyperinflationary economies.
Cash, cash balances at central banks and other demand deposits as of June 30, 2023 amounted to €8,238 million, a 7.1% increase compared with the €7,695 million recorded as of December 31, 2022, mainly due to the increase in cash balances held at central banks within this operating segment, as a result in part of the increase in funds from customer deposits in Peru, partially offset by decreases in other demand deposits and the depreciation of the Argentine peso.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2023 amounted to €12,043 million, a 12.2% increase compared with the €10,739 million recorded as of December 31, 2022, mainly due to the increase in sovereign debt securities, partially offset by the depreciation of the Argentine peso.
Financial assets at amortized cost of this operating segment as of June 30, 2023 amounted to €44,107 million, a 9.0% increase compared with the €40,448 million recorded as of December 31, 2022. Within this heading, loans and advances to customers of this operating segment as of June 30, 2023 amounted to €41,548 million, an 8.1% increase compared with the €38,437 million recorded as of December 31, 2022, mainly as a result of the increase in the retail portfolio (consumer loans and credit card loans in Argentina and Colombia), and, to a lesser extent, in loans to enterprises, in each case in local currency, and the appreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro (excluding the Argentine peso), partially offset by the early repayments in Peru under the Reactiva program.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2023 amounted to €4,032 million, a 43.3% increase compared with the €2,813 million recorded as of December 31, 2022, mainly due to the increase in deposits from central banks recorded under the “Financial assets held for trading” portfolio, as a result of the evolution of repurchase agreements, and, to a lesser extent, the appreciation of the currencies of the main countries where the BBVA Group operates within the region against the euro (excluding the Argentine peso).
Customer deposits at amortized cost of this operating segment as of June 30, 2023 amounted to €43,086 million, a 7.6% increase compared with the €40,042 million recorded as of December 31, 2022, mainly as a result of the increase in time deposits in Peru and Argentina (in each case, in the household portfolio), in a context of a high interest rate environment.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios in Colombia and Peru) and “Pension funds”) as of June 30, 2023 amounted to €5,925 million, a 66.6% decrease compared with the €17,760 million as of December 31, 2022, mainly due to the mandatory transfer of the private pension funds in Bolivia, including those managed by the BBVA Group, to the Bolivian social security public Authority, and, to a lesser extent, the depreciation of the Argentine peso, partially offset by the increase in mutual funds in Argentina.

The non-performing loan ratio (as defined herein) of this operating segment increased to 4.3% as of June 30, 2023 from 4.1% as of December 31, 2022, as a result of the Stage 3 new entries in the retail portfolio in all geographies (mainly SMEs in Peru, loans to households in Colombia and Chile, and credit cards loans in Argentina) partially offset by write-offs in Peru. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 95% as of June 30, 2023, from 101% as of December 31, 2022.
Rest of Business
This operating segment mainly includes the wholesale activity carried out by the Group in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia.
The U.S. dollar depreciated 1.8% against the euro as of June 30, 2023 compared to December 31, 2022, adversely affecting the business activity of the Rest of Business operating segment as of June 30, 2023 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Item 5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of June 30, 2023 amounted to €5,634 million, a 40.3% increase compared with the €4,015 million recorded as of December 31, 2022, mainly due to the increase in cash balances held at central banks within this operating segment.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2023 amounted to €8,646 million, a 69.9% increase compared with the €5,090 million recorded as of December 31, 2022, mainly due to the increased activity of BBVA Securities Inc., our broker-dealer in the United States, as macroeconomic indicators in the United States began to partially shift in early 2023, which led to increased opportunities in the debt capital markets. In addition, there was an increase in loans and advances recorded under “Financial assets held for trading”.
Financial assets at amortized cost of this operating segment as of June 30, 2023 amounted to €39,510 million, a 2.3% decrease compared with the €40,425 million recorded as of December 31, 2022. Within this heading, loans and advances to customers of this operating segment as of June 30, 2023 amounted to €36,175 million, a 3.2% decrease compared with the €37,375 million recorded as of December 31, 2022, mainly due to decreased wholesale loan activity in the branches located in Asia, partially offset by increased activity in the New York branch.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2023 amounted to €7,805 million, a 77.5% increase compared with the €4,397 million recorded as of December 31, 2022, mainly due to an increase in the activity of the broker-dealer BBVA Securities Inc. as macroeconomic indicators in the United States began to partially shift in early 2023, which led to increased opportunities in the debt capital markets. As a result thereof, there was an increase in deposits recorded under “Financial liabilities held for trading”.
Customer deposits at amortized cost of this operating segment as of June 30, 2023 amounted to €10,470 million, a 6.5% increase compared with the €9,827 million recorded as of December 31, 2022, mainly as a result of the increase in time deposits from wholesale customers in the branches located in Asia and New York.
Off-balance sheet funds of this operating segment as of June 30, 2023 amounted to €506 million, a 2.8% decrease compared with the €520 million recorded as of December 31, 2022.
The non-performing loan ratio (as defined herein) of this operating segment increased to 0.5% as of June 30, 2023 from 0.4% as of December 31, 2022. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 96% as of June 30, 2023, from 131% as of December 31, 2022, mainly as a result of a Stage 3 wholesale loan entry.

Item 4E. Selected Statistical Information
The following is a presentation of selected statistical information for the periods indicated. Where required under subpart 1400 of Regulation S-K, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our determination, where applicable, that our foreign operations are significant according to Rule 9-05 of Regulation S-X. The allocation of assets and liabilities is based on the domicile of the Group entity at which the relevant asset or liability is accounted for. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of the Group entities domiciled outside of Spain, which reflect our foreign activities.
Interest income figures, when used, do not include interest income on non-accruing loans to the extent that cash payments have been received, as a result of the application of the interpretation issued by the International Financial Reporting Interpretations Committee (IFRIC) in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9 (Collection of interest on impaired financial assets). Loan fees are included in the computation of interest revenue. Interest income figures include “other income”, which amounted to €149 million and €391 million for the six months ended June 30, 2023 and 2022, respectively. For additional information on “interest and other income” see Note 32.1 to our Unaudited Condensed Interim Consolidated Financial Statements.
As a result of the application of IFRS 17 as of January 1, 2023, selected statistical information for 2022 (including monthly data) was adjusted in order to make it comparable with the information as of and for the six months ended June 30, 2023.

Average Balances and Rates
The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each period. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant.

	Average Balance Sheet - Assets and Interest from Interest Earning Assets
	Six months ended June 30, 2023			Six months ended June 30, 2022
	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield
	(In Millions of Euros, Except Percentages)
Total Assets (1)	736,478	21,897	6.00%	676,404	13,403	4.00%
Interest-earning assets	683,203	21,897	6.46%	619,254	13,403	4.36%
Cash and balances with central banks and other demand deposits	76,113	1,048	2.78%	63,278	118	0.38%
Domestic	47,597	662	2.80%	34,735	1	—
Foreign	28,517	387	2.73%	28,543	117	0.83%
Financial assets held for trading	77,125	2,129	5.57%	67,503	744	2.22%
Domestic	60,863	966	3.20%	52,046	113	0.44%
Foreign	16,262	1,164	14.43%	15,457	632	8.24%
Financial assets at fair value through other comprehensive income	63,033	2,112	6.76%	68,084	1,796	5.32%
Domestic	33,695	361	2.16%	40,480	353	1.76%
Foreign	29,338	1,751	12.04%	27,604	1,443	10.54%
Financial assets at amortized cost	424,684	16,352	7.76%	382,568	10,275	5.42%
Domestic	207,436	3,601	3.50%	200,557	1,554	1.56%
Foreign	217,248	12,751	11.84%	182,011	8,721	9.66%
Debt securities	41,405	608	2.96%	30,670	286	1.88%
Domestic	26,645	328	2.48%	21,257	95	0.90%
Foreign	14,759	281	3.84%	9,413	191	4.09%
Loans and advances	383,279	15,743	8.28%	351,898	9,989	5.72%
Central banks	5,236	208	7.99%	5,190	82	3.19%
Domestic	28	—	3.45%	88	—	0.05%
Foreign	5,208	207	8.02%	5,103	82	3.25%
Credit institutions	16,254	755	9.36%	12,539	245	3.94%
Domestic	8,901	341	7.71%	6,432	12	0.39%
Foreign	7,353	414	11.36%	6,107	233	7.69%
Government	21,770	639	5.92%	20,491	334	3.28%
Domestic	12,323	138	2.26%	12,175	64	1.06%
Foreign	9,447	501	10.69%	8,316	270	6.54%
Other financial corporations	12,440	422	6.84%	11,510	160	2.80%
Domestic	5,299	158	6.03%	5,720	23	0.83%
Foreign	7,141	264	7.45%	5,791	137	4.76%
Individuals	162,873	7,037	8.71%	151,908	5,120	6.80%
Domestic	91,900	1,540	3.38%	93,967	830	1.78%
Mortgages	69,928	968	2.79%	72,625	315	0.87%
Other	21,972	573	5.26%	21,342	515	4.87%
Foreign	70,973	5,497	15.62%	57,942	4,290	14.93%
Mortgages	25,082	1,043	8.39%	22,741	947	8.40%
Other	45,891	4,454	19.57%	35,201	3,343	19.15%
Non-financial corporations	164,706	6,682	8.18%	150,260	4,048	5.43%
Domestic	62,340	1,095	3.54%	60,919	529	1.75%
Foreign	102,366	5,587	11.01%	89,341	3,519	7.94%
Derivatives and other financial assets (2)	42,249	256	1.22%	37,820	470	2.50%
Domestic	30,973	(156)	-1.02%	28,173	236	1.69%
Foreign	11,276	412	7.37%	9,647	234	4.89%
Non interest earning assets (3)	53,275	—	—	57,149	—	—
(1)Foreign activity represented 44.56% of the total average assets for the six months ended June 30, 2023 and 42.22% for the six months ended June 30, 2022.
(2)Includes “Derivatives - Hedge accounting”, “Derivatives - Held for trading” and “Financial assets designated at fair value through profit or loss”.
(3)Includes “Insurance and reinsurance assets”, “Joint ventures and associates”, “Tangible assets”, “Intangible assets”, “Tax assets”, “Non-current assets and disposal groups held for sale”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Other assets”.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Six months ended June 30, 2023			Six months ended June 30, 2022
	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid
	(In Millions of Euros, Except Percentages)
Total liabilities (1)	736,478	10,487	2.87%	676,404	4,865	1.45%
Interest-bearing liabilities	653,266	10,487	3.24%	597,179	4,865	1.64%
Financial liabilities held for trading	68,929	1,397	4.09%	54,086	331	1.23%
Domestic	55,554	809	2.94%	40,496	58	0.29%
Foreign	13,375	588	8.87%	13,590	273	4.06%
Financial liabilities at amortized cost	524,262	8,241	3.17%	487,219	3,531	1.46%
Domestic	310,546	2,303	1.50%	300,967	479	0.32%
Foreign	213,716	5,938	5.60%	186,253	3,052	3.30%
Debt certificates	57,061	1,016	3.59%	53,792	631	2.37%
Domestic	41,916	552	2.66%	37,896	301	1.60%
Foreign	15,145	463	6.17%	15,896	330	4.19%
Deposits	467,201	7,225	3.12%	433,428	2,900	1.35%
Central banks	33,910	830	4.94%	48,587	151	0.63%
Domestic	23,224	380	3.30%	41,911	14	0.07%
Foreign	10,686	450	8.50%	6,677	137	4.14%
Credit institutions	40,063	1,049	5.28%	23,514	367	3.14%
Domestic	32,235	687	4.29%	15,483	34	0.44%
Foreign	7,828	363	9.34%	8,030	333	8.36%
Government	23,843	527	4.45%	21,777	199	1.84%
Domestic	12,915	74	1.15%	11,191	1	0.03%
Foreign	10,928	453	8.36%	10,586	197	3.75%
Other financial corporations	26,707	618	4.67%	19,305	194	2.02%
Domestic	14,434	314	4.38%	11,887	52	0.89%
Foreign	12,274	305	5.00%	7,419	141	3.84%
Individuals	235,743	2,179	1.86%	220,292	1,120	1.03%
Domestic	145,036	122	0.17%	142,733	62	0.09%
Foreign	90,707	2,057	4.57%	77,559	1,059	2.75%
Non-financial corporations	106,935	2,022	3.81%	99,952	870	1.75%
Domestic	40,786	174	0.86%	39,866	15	0.07%
Foreign	66,149	1,847	5.63%	60,086	855	2.87%
Provisions	2,497	91	7.36%	3,365	42	2.53%
Domestic	2,283	52	4.56%	3,252	12	0.76%
Foreign	214	40	37.30%	113	30	53.46%
Derivatives and other financial liabilities (2)	57,578	758	2.66%	52,509	961	3.69%
Domestic	35,126	323	1.85%	34,331	83	0.49%
Foreign	22,452	435	3.91%	18,178	878	9.74%
Non-interest bearing liabilities and Equity (3)	83,212	—	—	79,225	—	—
(1)Foreign activity represented 38.91% of the total average liabilities for the six months ended June 30, 2023 and 36.76% for the six months ended June 30, 2022.
(2)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.
(3)Includes “Tax liabilities”, “Liabilities included in disposal groups classified as held for sale” and “Other liabilities”.

Changes in Net Interest Income - Volume and Rate Analysis
The following tables allocate changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2023 compared with the six months ended June 30, 2022. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from such table are interest payments on loans which are made in a period other than the period in which they are due.

	For the six months ended June 30, 2023 / June 30, 2022
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks and other demand deposits	24	907	930
Domestic	—	661	661
Foreign	—	270	269
Financial assets held for trading	106	1,279	1,385
Domestic	19	834	853
Foreign	33	499	532
Financial assets at fair value through other comprehensive income	(133)	449	316
Domestic	(59)	67	8
Foreign	91	217	308
Financial assets at amortized cost	1,131	4,945	6,076
Domestic	53	1,994	2,047
Foreign	1,688	2,341	4,030
Debt securities	100	223	323
Domestic	24	209	233
Foreign	108	(19)	90
Loans and advances	891	4,863	5,754
Central banks	1	125	125
Domestic	—	—	—
Foreign	2	123	125
Credit institutions	73	437	509
Domestic	5	323	328
Foreign	48	134	181
Government	21	284	305
Domestic	1	73	74
Foreign	37	194	231
Other financial corporations	13	249	262
Domestic	(2)	137	135
Foreign	32	95	127
Individuals	370	1,548	1,917
Domestic	(18)	729	710
Mortgages	(12)	665	653
Other	(7)	64	57
Foreign	965	242	1,207
Mortgages	97	(2)	96
Other	867	244	1,111
Non-financial corporations	389	2,245	2,634
Domestic	12	554	566
Foreign	513	1,555	2,068
Derivatives and other financial assets	55	(269)	(214)
Domestic	23	(416)	(392)
Foreign	40	139	178
Total income	1,190	7,304	8,494
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	For the six months ended June 30, 2023 / June 30, 2022
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest expense
Financial liabilities held for trading	91	975	1,066
Domestic	21	730	752
Foreign	(4)	319	315
Financial liabilities at amortized cost	268	4,441	4,710
Domestic	15	1,809	1,824
Foreign	450	2,435	2,886
Debt certificates	38	346	385
Domestic	32	220	252
Foreign	(16)	149	133
Deposits	226	4,099	4,325
Central banks	(46)	725	679
Domestic	(6)	372	366
Foreign	82	231	313
Credit institutions	258	425	683
Domestic	36	616	653
Foreign	(8)	38	30
Government	19	309	328
Domestic	—	72	72
Foreign	6	250	256
Other financial corporations	74	350	425
Domestic	11	250	261
Foreign	93	71	163
Individuals	79	980	1,059
Domestic	1	59	60
Foreign	179	819	998
Non-financial corporations	61	1,091	1,152
Domestic	—	159	160
Foreign	86	906	992
Provisions	(11)	60	49
Domestic	(4)	43	39
Foreign	27	(17)	10
Derivatives and other financial liabilities (3)	93	(296)	(203)
Domestic	2	238	240
Foreign	206	(649)	(442)
Total expense	432	5,190	5,622
Net interest income			2,872
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.
(3)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.

Interest Earning Assets - Margin and Spread
The following table analyzes the levels of our average interest earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	Six months ended June 30,
	2023	2022
	(In Millions of Euros, Except Percentages)
Average interest earning assets	683,203	619,254
Gross yield (1)	3.2%	2.2%
Net yield (2)	1.7%	1.4%
Average effective rate paid on interest-bearing liabilities	1.6%	0.8%
Spread (3)	1.6%	1.3%
(1)“Gross yield” represents interest income divided by average interest-earning assets.
(2)“Net yield” represents net interest income divided by average interest-earning assets.
(3)“Spread” is the difference between “Gross yield” and the “Average effective rate paid on interest-bearing liabilities”.
ASSETS
Interest-Bearing Deposits in Other Banks
As of June 30, 2023, interbank deposits (excluding deposits with central banks) represented 8.6% of our total assets. Of such interbank deposits, 13.2% were held outside of Spain and 86.8% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or that such banks or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.
Securities Portfolio
As of June 30, 2023, our total securities portfolio (consisting of investment securities and loans and advances) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €166,355 million, representing 21.8% of our total assets. €21,852 million, or 13.1% of our securities portfolio consisted of Spanish Treasury bonds and Treasury bills. The average yield during the six months ended June 30, 2023 on the investment securities that BBVA held was 7.3%, compared with an average yield of approximately 3.9% earned on loans and advances in the portfolios “Financial assets held for trading” and “Financial assets at fair value through other comprehensive income” during the six months ended June 30, 2023. See Notes 9 and 12.1 to our Unaudited Condensed Interim Consolidated Financial Statements for additional information.
The tables in Note 7.1 to our Unaudited Condensed Interim Consolidated Financial Statements set forth the fair value and the book value of our debt securities and equity instruments recorded under “Financial assets at fair value through other comprehensive income” as of June 30, 2023 and December 31, 2022. Note 7.2 to our Unaudited Condensed Interim Consolidated Financial Statements sets forth the fair value of our debt securities recorded under “Financial assets at amortized cost” as of June 30, 2023 and December 31, 2022. This information is not provided for debt securities recorded under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss” since the amortized costs and fair values of these items are the same. See Note 7 to our Unaudited Condensed Interim Consolidated Financial Statements.

The following table shows the fair value of debt securities recorded, as of June 30, 2023 and December 31, 2022, under “Financial assets at fair value through other comprehensive income” by rating categories:

	As of June 30, 2023		As of December 31, 2022
	Fair value (Millions of Euros)%		Fair value (Millions of Euros)%
AAA	3,139	5.0%	3,339	5.2%
AA+	498	0.8%	490	0.8%
AA	331	0.5%	420	0.7%
AA-	587	0.9%	501	0.8%
A+	3,825	6.1%	3,866	6.0%
A	1,752	2.8%	1,725	2.7%
A-	16,657	26.6%	20,350	31.7%
BBB+	20,677	33.0%	17,252	26.9%
BBB	7,928	12.6%	7,488	11.7%
BBB-	800	1.3%	1,111	1.7%
BB+ or below	6,309	10.1%	7,366	11.5%
Unclassified	197	0.3%	241	0.4%
Total	62,700	100.0%	64,150	100.0%
Readers are directed to the tables and Notes referred to above for information regarding our securities portfolio.
For a discussion of our investments in joint ventures and associates, see Note 15 to our Unaudited Condensed Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to our Consolidated Financial Statements.
Loans and Advances
Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of March 31, 2023 (which is the latest available information) excluding government-related loans amounted to €7,338 million or approximately 1.9% of our total outstanding loans and advances to customers.
During the six months ended June 30, 2023, the Group’s loan activity has been affected by geopolitical and other challenges and uncertainties globally. See “Item 5. Operating and Financial Review and Prospects―Item 5A. Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Macroeconomic and geopolitical conditions” for information on the impact of these challenges and uncertainties on our financial condition and results of operations.
Loans and Advances to Customers
As of June 30, 2023, our total loans and advances to customers amounted to €394,998 million, or 51.8% of total assets. Net of our loss allowances, total loans and advances to customers amounted to €383,810 million as of June 30, 2023, or 50.3% of our total assets, a slight decrease from 52.3% of our total assets as of December 31, 2022. As of June 30, 2023, our total loans and advances to customers in Spain amounted to €171,016 million, up from €170,256 million as of December 31, 2022. Our total loans and advances to customers outside Spain amounted to €223,982 million as of June 30, 2023, up from €213,710 million as of December 31, 2022, mainly as a result of the increase in loans in Mexico (in particular, consumer loans, mortgage loans, SMEs loans and loans to enterprises), increases in the retail portfolio in South America (consumer loans and credit card loans in Argentina and Colombia), and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.

Loans by Geographical Area
The following table shows our loans and advances to customers by geographical area as of the dates indicated:

	As of June 30,	As of December 31,	As of June 30,
	2023	2022	2022
	(In Millions of Euros)
Domestic	171,016	170,256	172,896
Foreign
Western Europe	34,065	37,112	28,358
Mexico	87,540	74,771	69,933
Turkey	33,652	35,725	34,129
South America	47,808	44,018	45,570
Other (1)	20,917	22,084	20,188
Total foreign	223,982	213,710	198,178
Total loans and advances (2)	394,998	383,965	371,073
Loss allowances	(11,188)	(11,237)	(11,691)
Total net lending (2)	383,810	372,728	359,383
(1)Balances correspond, in part, to the entities in the United States that were not included within the scope of the sale of our U.S. operations in 2021.
(2)Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances.
Loans and Advances to Credit Institutions and Central Banks
As of June 30, 2023, our total loans and advances to credit institutions and central banks amounted to €74,691 million, or 9.8% of total assets, of which total loans and advances to credit institutions and central banks at amortized cost amounted to €24,311 million, or 3.2% of total assets.
Loans and Advances to Spanish Government and its Agencies
Loans and advances outstanding to the Spanish government and its agencies amounted to €12,801 million, or 3.4% of our total loans and advances to customers as of June 30, 2023, compared with the €11,500 million, or 3.1% of our total loans and advances to customers as of December 31, 2022. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.
Loans to Associates and Jointly Controlled Companies
As of June 30, 2023, total loans and advances by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €1,250 million, compared with €1,842 million as of December 31, 2022.

Maturity and Interest Sensitivity
The following table sets forth a breakdown by maturity of our total loans and advances to customers, including their fixed and variable rates, by type of customer as of June 30, 2023. The determination of maturities is based on contract terms.

	Maturity					Maturity After One Year
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years Through Fifteen Years	Due After Fifteen Years	Total	Fixed Rate	Variable Rate
	(In Millions of Euros)
Domestic
Agriculture, forestry and fishing	493	672	201	39	1,405	610	302
Manufacturing, mining and quarrying, and other industrial activities	7,415	7,168	1,322	538	16,443	4,544	4,483
Of which: manufacturing	6,527	5,351	811	470	13,159	3,907	2,725
Construction	1,665	1,908	1,105	320	4,999	942	2,392
Wholesale and retail trade, transportation and storage, accommodation and food service activities	8,126	8,400	2,183	578	19,288	6,258	4,903
Information and communication	1,238	688	89	95	2,110	302	570
Financial and insurance activities	3,033	3,060	333	395	6,821	1,291	2,497
Real estate activities	618	1,982	1,451	93	4,144	1,446	2,080
Professional, scientific, technical, administrative and support service activities	1,541	2,015	495	73	4,124	1,449	1,133
Public administration and defense, education, human health and social work activities	3,800	5,674	4,266	227	13,968	6,359	3,809
Other service activities	13,432	23,246	33,537	25,789	96,004	35,368	47,204
Of which:
Households	13,213	22,816	33,398	25,766	95,193	34,983	46,996
For House Purchase	3,454	12,941	28,853	25,346	70,594	21,566	45,574
Credit for consumption	4,992	7,302	3,254	57	15,606	10,399	214
Other purposes	4,767	2,572	1,291	363	8,993	3,018	1,208
Total Domestic	41,361	54,814	44,982	28,148	169,305	58,570	69,374
Foreign
Agriculture, forestry and fishing	1,473	909	542	48	2,971	1,083	415
Manufacturing, mining and quarrying, and other industrial activities	27,320	16,608	4,859	149	48,937	5,409	16,208
Of which: manufacturing	18,708	10,092	2,324	63	31,187	4,258	8,221
Construction	1,826	885	665	72	3,448	358	1,263
Wholesale and retail trade, transportation and storage, accommodation and food service activities	15,079	10,892	4,547	81	30,600	7,984	7,536
Information and communication	2,682	2,509	238	56	5,485	887	1,915
Financial and insurance activities	7,903	4,077	1,190	93	13,263	1,954	3,406
Real estate activities	1,912	3,385	2,345	3	7,646	1,535	4,199
Professional, scientific, technical, administrative and support service activities	1,513	1,774	654	3	3,945	902	1,531
Public administration and defense, education, human health and social work activities	2,272	2,477	5,264	2,781	12,795	2,328	8,195
Other service activities	18,382	31,961	17,648	14,564	82,555	52,565	11,608
Of which:
Households	15,183	31,414	17,338	14,488	78,423	52,045	11,195
For House Purchase	137	1,446	11,503	14,173	27,259	25,471	1,651
Credit for consumption	12,733	26,990	5,090	45	44,858	23,457	8,667
Other purposes	2,313	2,977	746	271	6,306	3,116	877
Total Foreign	80,363	75,479	37,952	17,850	211,644	75,005	56,276
Total loans and advances (1)	121,724	130,293	82,934	45,998	380,949	133,575	125,650
(1)Includes loans and advances to customers included in “Financial assets at amortized cost”.

Loss Allowances on Loans and Advances
The following table provides information regarding the ratios of allowances for credit losses to total loans and net charge-offs to average loans for the periods indicated, in each case. For a discussion of accounting standards related to loss allowances on financial assets, see Note 2.2.1 to our Consolidated Financial Statements.

	As of and for the six months ended June 30,	As of and for the year ended December 31,
	2023	2022
	(In Millions of Euros)

Allowance for credit losses to total loans and advances at amortized cost outstanding	2.77%	2.90%
Allowance for credit losses	11,241	11,291
Domestic	4,415	4,643
Foreign	6,826	6,648
Total loans outstanding	405,313	389,073
Domestic	186,614	186,583
Foreign	218,699	202,491
Net loan charge-offs as a percentage of average loans and advances at amortized cost during the period
Domestic (1)	0.41%	0.26%
Non-financial corporations	0.63%	0.30%
Net charge-offs during the period	282	264
Average loans outstanding	90,272	87,524
Individuals	0.33%	0.30%
Net charge-offs during the period	154	288
Average loans outstanding	93,546	95,356
Other	0.01%	0.01%
Foreign	1.73%	1.20%
Non-financial corporations	0.30%	0.56%
Net charge-offs during the period	224	389
Average loans outstanding	74,434	69,906
Individuals	1.74%	2.38%
Net charge-offs during the period	1,204	1,424
Average loans outstanding	69,328	59,795
Other	—	—
Total loan charge-offs as a percentage of average loans and advances at amortized cost during the period	0.98%	0.65%
Net charge-offs during the period	1,866	2,369
Average total loans and advances at amortized cost outstanding	383,279	364,773
(1)Domestic loans charged off in the six months ended June 30, 2023 and the year ended December 31, 2022 were mainly related to the real estate sector.
When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
Our total net charge-offs to average loans at amortized cost ratio amounted to 0.98% for the six months ended June 30, 2023, compared with 0.65% for the year ended December 31, 2022, mainly as a result of increases in charge-offs in South America and Mexico.
The following factors, set out by region, were the main contributors to the increase in the ratio:
•South America: there was an increase in the ratio, due to an increase in charge-offs in the non-financial corporations portfolio as a result of write-offs in Peru under the Reactiva program, within an inflationary environment and overall unfavorable macroeconomic conditions, and the Stage 3 new entries in the retail portfolio in all geographies (mainly SMEs in Peru, loans to households in Colombia and Chile, and credit cards loans in Argentina).
•Mexico: there was an increase in the ratio mainly due to lower recoveries in the wholesale portfolio and the increase in Stage 3 entries in the retail portfolio.

•Spain: there was a slight increase in the ratio mainly due to increased refinancing operations within the retail portfolio.
The increase in the total net charge-offs to average loans ratio was partially offset by:
•Turkey: there was a decrease in the ratio mainly as a result of the change in the staging of a large customer from Stage 3 to Stage 2 in the wholesale loan portfolio during the first quarter of 2023 and increased loan activity (in particular, credit card loans and loans to enterprises in Turkish lira) at constant exchange rates.
Our allowance for credit losses to total loans and advances at amortized cost decreased to 2.77% as of June 30, 2023 compared with 2.90% as of December 31, 2022, mainly as a result of increased lending activity in the six months ended June 30, 2023, including increases in loans in Mexico (in particular, consumer loans, mortgage loans, SMEs loans and loans to enterprises) and increases in the retail portfolio in South America (consumer loans and credit card loans in Argentina and Colombia).
Impaired Loans
Loans are considered to be credit-impaired under IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the loan.
Amounts collected in relation to impaired financial assets at amortized cost are first applied to the outstanding interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest on our impaired loans which was included in profit attributable to parent company for the six months ended June 30, 2023 and 2022 was €155 million and €133 million, respectively.
The following table provides information regarding our impaired loans to customers, central banks and credit institutions as of the dates indicated:

	As of June 30,	As of December 31,
	2023	2022
	(In Millions of Euros)
Impaired loans
Domestic	7,427	7,203
Public sector	31	38
Other resident sector	7,396	7,166
Foreign	6,360	6,290
Public sector	1	1
Other non-resident sector	6,359	6,289
Total impaired loans	13,787	13,493
Allowance for credit losses	(11,241)	(11,291)
Impaired loans net of allowance	2,545	2,202
Impaired loans as a percentage of loans and advances at amortized cost	3.40%	3.47%
Impaired loans (net of allowance) as a percentage of loans and advances at amortized cost	0.63%	0.57%
Our total impaired loans amounted to €13,787 million as of June 30, 2023, a 2.2% increase compared with €13,493 million as of December 31, 2022.
Our allowance for credit losses includes loss reserve for impaired assets and loss reserve for unimpaired assets which present an expected credit loss. As of June 30, 2023, the allowance for credit losses amounted to €11,241 million, a 0.4% decrease compared with the €11,291 million recorded as of December 31, 2022.

LIABILITIES
Deposits
The principal components of our customer deposits recorded under “Financial liabilities at amortized cost” are domestic demand and time deposits and foreign demand and time deposits. The following tables provide information regarding the average amount of the following deposit categories recorded under “Financial liabilities at amortized cost” for the periods indicated:

	Average for the six months ended June 30,	Average for the year ended December 31,
	2023	2022
	(In Millions of Euros)
Demand deposits	318,628	318,121
Domestic	199,205	201,232
Foreign	119,423	116,889
Time deposits	117,991	119,729
Domestic	50,184	63,741
Foreign	67,807	55,987
Other	30,582	11,772
Domestic	19,240	4,529
Foreign	11,342	7,243
Total Domestic	268,630	269,503
Total Foreign	198,571	180,119
Total	467,201	449,622
Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates and changes in perceptions of the credit or liquidity profile of the Bank. For additional information on our deposits recorded under “Financial liabilities at amortized cost”, see Note 21 to our Unaudited Condensed Interim Consolidated Financial Statements.
Certain Ratios
The following table sets out certain ratios as of and for the six months ended June 30, 2023 and as of and for the year ended December 31, 2022:

	As of and for the six months ended June 30,	As of and for the year ended December 31,
	2023	2022
	(In Percentages)
Net interest margin (1)	3.12%	2.73%
Equity to assets ratio (2)	6.9%	7.1%
(1)Represents net interest income as a percentage of average total assets.
(2)Represents average total equity (net assets) over average total assets.
EQUITY
The majority of the balance not explained in the subsections below is related to the conversion to euros of the financial statements balances from consolidated entities whose functional currency is not the euro.
Shareholders’ funds
As of June 30, 2023, shareholders’ funds amounted to €65,970 million, a 2.2% increase compared to the €64,535 million recorded as of December 31, 2022.
Accumulated other comprehensive income (loss)
As of June 30, 2023, the accumulated other comprehensive loss amounted to €16,919 million, a 4.1% decrease compared to the €17,642 million loss recorded as of December 31, 2022.
Non-controlling interest
As of June 30, 2023, non-controlling interest amounted to €3,517 million, a 2.9% decrease compared to €3,623 million recorded as of December 31, 2022.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Critical Accounting Policies
For a description of our critical accounting policies, see Note 2 to our Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2022 Form 20-F and Note 2.2 to our Consolidated Financial Statements.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our Unaudited Condensed Interim Consolidated Financial Statements. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.4 to our Unaudited Condensed Interim Consolidated Financial Statements.
See Note 6.2.2 to our Unaudited Condensed Interim Consolidated Financial Statements for information on the measurement of expected credit loss.
Item 5A. Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
Trends in Exchange Rates
We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees have different functional and accounting currencies, principally the Mexican peso, Turkish lira, Argentine peso, Colombian peso, Peruvian sol and U.S. dollar. For example, if these currencies depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of these currencies against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.
Except with respect to hyperinflationary economies, where all the components of the financial statements (including income statement items) of the relevant subsidiaries (in each case, for any period in which the relevant economy was considered to be hyperinflationary) are converted at the relevant period-end exchange rate, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Unaudited Condensed Interim Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.19 to our Consolidated Financial Statements for information on the application of IAS 29 to hyperinflationary economies. The following table sets forth the exchange rates of the currencies of the main non-euro regions where we operate against the euro, expressed in local currency per €1.00 as averages for the six months ended June 30, 2023 and June 30, 2022, and as period-end exchange rates as of June 30, 2023 and as of December 31, 2022 according to the ECB.

	Average Exchange Rates		Period-End Exchange Rates (1)
	For the six months ended June 30, 2023	For the six months ended June 30, 2022	As of June 30, 2023	As of December 31, 2022
Mexican peso	19.6495	22.1618	18.5614	20.8560
Turkish lira			28.3193	19.9649
U.S. dollar	1.0809	1.0934	1.0866	1.0666
Argentine peso			278.4322	188.5144
Colombian peso	4,963.9293	4,281.0542	4,554.2448	5,130.5593
Peruvian sol	4.0564	4.1247	3.9402	4.0572
(1)The period-end exchange rate as of June 30, 2022 of the Turkish lira and the Argentine peso against the euro was 17.3220 and 129.8842, respectively.

During the six months ended June 30, 2023, the Mexican peso, the U.S. dollar and the Peruvian sol appreciated against the euro in average terms compared with the average exchange rates in the same period of the prior year. On the other hand, the Colombian peso depreciated against the euro in average terms compared with the same period of the prior year. In terms of period-end exchange rates, the Mexican peso, the Colombian peso and the Peruvian sol appreciated against the euro. On the other hand, the Turkish lira, the U.S. dollar and the Argentine peso depreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was slightly negative for the period-on-period comparison of the Group’s income statement (mainly due to the depreciation of the period-end exchange rates of the Turkish lira and the Argentine peso used to convert income statement items) and balance sheet.
When comparing two dates or periods in this report on Form 6-K we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods and, with respect to balance sheet amounts, we have used the closing exchange rate of the more recent period for both period ends.
Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş.
On November 15, 2021, BBVA announced a voluntary takeover bid (“VTB”) addressed to the holders of the 2,106,300,000 shares2 of Garanti BBVA not controlled by BBVA, which represented 50.15% of Garanti BBVA’s total share capital. BBVA submitted for authorization an application for the VTB to the supervisor of the securities markets in Turkey (Capital Markets Board of Turkey, “CMB”) on November 18, 2021.
On March 31, 2022, CMB approved the relevant information memorandum and on the same day BBVA announced the start of the VTB acceptance period on April 4, 2022. On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million3 including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired). The transaction resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29). An amount of €3,609 million was recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from “Minority interests” to “Accumulated other comprehensive income (loss)” of the parent company amounting to a loss of €2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to a loss of €2,541 million. The percentage of total share capital of Garanti BBVA owned by BBVA (after the completion of the VTB on May 18, 2022) is 85.97%.
Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.
On June 15, 2022, BBVA completed the acquisition of Tree Inversiones Inmobiliarias, SOCIMI, S.A., a real estate vehicle, from Merlin Properties for an amount of €1,988 million. The transaction resulted in a €201 million loss (net of taxes) which has been recognized under the headings “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” (€134 million loss) and “Tax expense or income related to profit or loss from continuing operations” (€67 million expense) of the BBVA Group and in the line item “Profit / (loss) from discontinued operations, net and Other” of the Spain operating segment (see Note 17 to our Consolidated Financial Statements).
2 All references to “shares” or “share” shall be deemed made to lots of 100 shares, which is the trading unit in which Garanti BBVA shares are listed at Borsa Istanbul.
3 Using the effective exchange rate of 16.14 Turkish lira per euro.

Macroeconomic and geopolitical conditions
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, and especially Spain, Mexico and Turkey. Additionally, the Group is exposed to sovereign debt, especially in these geographical areas.
The global economy is currently facing a number of extraordinary challenges. The war in Ukraine and the sanctions imposed against and by Russia have led to significant disruption, instability and volatility in global markets, as well as higher inflation and lower economic growth. The economic effects include higher commodity prices, mainly of energy commodities, despite the moderation observed in the last months. While the Group’s direct exposure to Ukraine and Russia is limited, the war could adversely affect the Group’s business, financial condition and results of operations. Further, the collapse of Silicon Valley Bank and UBS’s takeover of Credit Suisse in the six months ended June 30, 2023 have led to increased volatility, especially in the stock and interest rate markets, and have given rise to global banking concerns, including with respect to the concentration and quality of bank deposits. For additional information on the deteriorating economic environment, see “—Operating Environment”.
The Group’s results of operations have been particularly affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, which have led to a rise in both interest revenue and expenses and a shift from deposits towards higher profitability investments (including mutual funds). Further increases in interest rates could adversely affect the Group by generating mark-to-market losses on securities portfolios, reducing the demand for credit, limiting the Group’s ability to generate credit for its clients, leading to an increase in the default rate of its borrowers and other counterparties, adversely affecting the amount of deposits if remuneration thereof is not increased accordingly and otherwise affecting margins. The central banks of many developed and emerging economies have significantly increased policy rates over the last year and monetary conditions are likely to remain restrictive for a relatively long period of time. In particular, the United States Federal Reserve (the “Fed”) and the ECB have increased their benchmark interest rates in an aggressive way. Although uncertainty is high, policy rates (refinancing rates in the case of the ECB) may remain high, around 5.50% in the United States and 4.50% in the Eurozone, for a relatively long period of time. Furthermore, the reduction of central bank balance sheets in both regions as well as the recent turmoil in the banking sector, following the liquidity and other problems experienced by certain banks in the United States and Switzerland, are expected to contribute to the monetary tightening process.
Further, the Group’s results of operations have been affected by the record-high inflation in all countries in which BBVA operates, especially Turkey and South America. In particular, the Turkish economy has been considered hyperinflationary since the first half of 2022. See “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy”. Inflation has led to higher expenses and its effects have been considered on the macroeconomic forecasts used to calculate expected credit losses of the BBVA Group for the six months ended June 30, 2023. On the other hand, inflation-linked bonds in Turkey have positively contributed to the results of operations of the BBVA Group during the six months ended June 30, 2023 (although to a lesser extent than during the six months ended June 30, 2022). The CBRT has strengthened its macroprudential policy toolkit and revised the reserve requirement regulation. With this new regulation, reserve requirements, which used to apply to the liability side of balance sheets, also applies to the asset side of balance sheets, including Turkish lira-denominated commercial cash loans (subject to certain exceptions). For additional information on measures adopted by the CBRT, see “Item 4B. Business Overview—Turkey”.
There are incipient signs of changes in economic policy, in general, and monetary policy, in particular, since the general elections held in May 2023, which may lead to a gradual correction of the current macroeconomic distortions, especially the high external financing needs. Nonetheless, the situation remains unstable, characterized by a strong depreciation of the Turkish lira, high inflation, a significant trade deficit, depletion of the central bank’s foreign reserves and high external financing costs. The recent earthquakes of February 2023 have deepened Turkey's economic struggles. In addition to the vast human losses, the earthquakes and the government's response thereto have added pressure on inflation as well as the external and tax balances. Continuing unfavorable economic conditions in Turkey may result in a potential deterioration in the purchasing power and creditworthiness of our clients (both individual and corporate). In addition, the low interest rates set by the CBRT in a context of high inflation (despite the recent increase of rates in late June and July 2023), the policies affecting the banking sector (which have had the effect of increasing BBVA’s exposure to the Turkish lira and Turkish sovereign debt) and currency depreciation have affected and may continue to affect the Group's results.
There can be no assurance that adverse developments in the Turkish economy and institutional and regulatory environment will not have a material adverse effect on the Group’s business, financial condition and results of operations in Turkey.
Political uncertainty in Spain, where the recent general elections revealed a fragmented political landscape, could have a potential impact on Spain’s economy.

Operating Environment
Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits but also intermediation of financial products such as sovereign or corporate debt) in the countries in which we operate. Demand for our products and services in those countries is affected by the performance of their respective economies in terms of Gross Domestic Product (“GDP”), as well as prevailing levels of employment, inflation and, particularly, interest rates. Typically, the demand for loans and saving products correlates positively with income, which correlates in turn with GDP, employment and corporate profits evolution. Interest rates have a direct impact on banking results as the banking activity mainly relies on the generation of positive interest margins by paying lower interest on liabilities, primarily deposits, than the interest received on assets, primarily loans. However, it should be noted that higher interest rates, all else being equal, also reduce the demand for banking loans, increase the cost of funding of the banking business and typically lead to an increase in default rates.
Global growth has shown resilience and has generally been stronger than expected by analysts, despite the moderating trend exhibited over the last few quarters.
Economic activity has benefited from the surprisingly rapid decline in energy prices following the sharp rise observed after the outbreak of the war in Ukraine, as well as from the normalization in global supply chains and the dynamism of labor markets, which have contributed to the relative strength of private consumption and the services sector.
Lower energy prices and improvements in global value chains have contributed to a reduction in headline inflation, which, in annual terms, reached 3.0% in the United States and 5.5% in the Eurozone in June. However, despite the recent slowdown in headline inflation, core inflation measures continue to show no significant improvement.
Against this backdrop of inflationary pressures, central banks have continued to tighten monetary conditions. The Fed and the ECB have increased their benchmark interest rates in an aggressive way. Although uncertainty is high, policy rates (refinancing rates in the case of the ECB) may remain high, around 5.50% in the United States and 4.50% in the Eurozone, for a relatively long period of time. Furthermore, the reduction of central bank balance sheets in both regions as well as the recent turmoil in the banking sector are expected to contribute to the monetary tightening process.
BBVA Research forecasts global growth to ease to 2.9% in 2023, from 3.2% in 2022 and 6.1% in 2021. Incoming activity data, reflecting a resilient demand, and fading supply shocks favor an upward revision of GDP forecasts for 2023 to 1.1% in the United States and 0.8% in the Eurozone, while in China growth this year is expected to reach 5.7%, favored by the positive impact of the easing of anti-COVID-19 policies at the beginning of this year and despite recent signs of moderation. Still, prospects for growth deceleration remain in place as financial volatility is expected to remain relatively high and interest rates and inflation are expected to remain at higher-than-expected levels for a longer period.
Uncertainty remains high and a number of factors could result in more negative scenarios than the one expected by BBVA Research. In particular, persistently high inflation and interest rates could generate a deep and widespread recession, as well as new episodes of financial volatility.
In Spain, in a context marked by uncertainty about the evolution of public policies given the outcome of the general elections called for July, GDP growth is expected to moderate from 5.5% in 2022 to around 2.4% in 2023 according to BBVA Research, a forecast one percentage point higher than the one from six months ago mainly due to the significant reduction in energy prices and the dynamism of economic activity, particularly of service exports, in recent months. Growth is expected to continue to decline in the future, in line with the outlook for tighter monetary conditions and slower global and European growth. Annual inflation, which closed 2022 at 5.7%, moderated to 1.9% in June, helped by lower energy prices and favorable base effects. It is expected to rise moderately in the second half of the year and average around 3.5% in 2023, above the ECB’s 2% target.
In Mexico, after growing by 3.1% in 2022, economic activity continues to grow at a relatively solid pace, mainly due to the dynamism of private consumption, and GDP is expected by BBVA Research to grow by around 2.4% in 2023, almost two percentage points above the level forecasted by BBVA Research six months ago. Inflation, which closed 2022 at 7.8%, reached 5.1% in June and is expected by BBVA Research to average around 5.5% in 2023, well above the inflation target. Official interest rates, which recently reached 11.25%, a clearly contractionary level, are expected to start to be cut from the last quarter of the year as long as inflationary pressures continue to ease.

In Turkey, there are incipient signs of changes in economic policy, in general, and monetary policy, in particular, since the general elections held in May 2023, which point to a gradual correction of the current macroeconomic distortions, especially the high external financing needs. Still, uncertainty about the duration and scale of these changes is high. In this regard, benchmark interest rates have risen from 8.5% in May 2023 to 17.5% in July 2023, after increases in June and July 2023, in a context in which the Turkish lira has been depreciating, and prices have been increasing, at a faster pace. Economic growth is expected to reach 4.5% in 2023, below the 5.6% expansion recorded in 2022, although well above BBVA Research’s previous forecast (3.0%), largely due to the strong dynamism of economic activity in the first half of the year. Despite the high uncertainty, it is expected that the GDP growth rate will moderate going forward, reducing pressures on inflation, which is nevertheless expected to remain at high levels, pressured by fiscal stimuli, exchange rate depreciation and the high inertia of the price revision process, among other factors.
In Argentina, overall macroeconomic conditions have continued to deteriorate, increasing the risk of economic and financial turbulence ahead of the presidential elections scheduled for the last quarter of the year. After growing by 5.2% in 2022, GDP is expected to fall by around 3.5% this year, three percentage points more than forecast by BBVA Research six months ago (-0.5%), largely due to unaddressed macroeconomic imbalances and the impact of the negative climate shock on the production and export of agricultural goods. The negative evolution of the external and fiscal accounts has contributed to accelerate both the exchange rate depreciation and inflation, which in annual terms reached 115.6% in June.
In Colombia, economic activity has decelerated at a somewhat slower pace than expected in recent months. Thus, according to BBVA Research, GDP is expected to increase by 1.2% in 2023 (five decimal points more than previously forecast), following a significant expansion of 7.3% in 2022. In a context of public policy uncertainty, high inflation (12.1% in June) has contributed to the central bank adjusting interest rates up to 13.25% in the second quarter of the year. Still, the expected moderation of inflation during the second half of the year (its average is expected to be around 11.7% for the year) could lead to interest rate cuts before the end of 2023.
In Peru, against a backdrop of political instability, GDP expanded by 2.7% in 2022 and GDP growth is expected to slow to around 1.6% in 2023, according to BBVA Research, a forecast nine decimal points lower than the forecast six months ago. Inflation, which reached 6.7% in June, is expected to remain high in 2023 (around 6.5% on average) despite the prospect of gradual moderation. Official interest rates are expected to remain at the current level of 7.75% in the coming months, but could start to be cut from the last quarter of this year.

BBVA Group results of operations for the six months ended June 30, 2023 compared to the six months ended June 30, 2022
The table below shows the Group’s unaudited condensed interim consolidated income statements for the six months ended June 30, 2023 and 2022.

	For the six months ended June 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Interest and other income	21,897	13,403	63.4
Interest expense	(10,487)	(4,865)	115.6
Net interest income	11,410	8,538	33.6
Dividend income	73	76	(3.8)
Share of profit or loss of entities accounted for using the equity method	14	15	(2.1)
Fee and commission income	4,498	3,964	13.5
Fee and commission expense	(1,590)	(1,305)	21.8
Net gains (losses) on financial assets and liabilities (1)	469	379	23.7
Exchange differences, net	304	716	(57.6)
Other operating income	333	297	12.1
Other operating expense	(1,944)	(1,803)	7.8
Income on insurance and reinsurance contracts	1,645	1,343	22.5
Expense on insurance and reinsurance contracts	(1,065)	(802)	32.7
Gross income	14,148	11,417	23.9
Administration costs	(5,262)	(4,371)	20.4
Personnel expense	(3,081)	(2,582)	19.3
Other administrative expense	(2,181)	(1,790)	21.9
Depreciation and amortization	(676)	(652)	3.6
Net margin before provisions (2)	8,209	6,393	28.4
Provisions or reversal of provisions and other results	(129)	(112)	15.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,993)	(1,441)	38.3
Impairment or reversal of impairment on non-financial assets	(13)	—	n.m. (3)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	18	4	n.m. (3)
Negative goodwill recognized in profit or loss	—	—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	29	(120)	n.m. (3)
Operating profit / (loss) before tax	6,122	4,724	29.6
Tax expense or income related to profit or loss from continuing operations	(1,978)	(1,650)	19.9
Profit / (loss)	4,144	3,074	34.8
Profit / (loss) attributable to parent company	3,878	2,957	31.1
Profit / (loss) attributable to non-controlling interests	266	117	128.2
(1)Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.

The changes in our unaudited condensed interim consolidated income statements for the six months ended June 30, 2023 and 2022 were as follows:
Net interest income
Net interest income for the six months ended June 30, 2023 amounted to €11,410 million, a 33.6% increase compared with the €8,538 million recorded for the six months ended June 30, 2022, as a result of the following factors, set out by region:
•Mexico: there was a 42.8% increase, mainly as a result of the higher contribution from the wholesale portfolio (in terms of yield and, to a lesser extent, volume) and higher volume in the retail portfolio, supported by the appreciation of the Mexican peso against the euro and (with respect to the yield) the higher interest rate environment, partially offset by the higher funding costs as a result of the increase in interest rates and the effect of the appreciation of the Mexican peso against the euro on interest expense.
•Spain: there was a 44.7% increase, mainly as a result of the higher yield and volume of the non-financial corporations loan portfolio, supported (with respect to the yield) by the higher interest rate environment, partially offset by higher funding costs. Further, the repayment of the TLTRO III program was initiated in December 2022 (for an approximate amount of €35,000 million) and the outstanding balance of amounts drawn under the TLTRO III facilities totaled €3,660 million as of June 30, 2023.
•South America: there was a 35.3% increase, mainly as a result of increases in the yield in the non-financial corporations loan portfolio and securities portfolio in Argentina, and, to a lesser extent, increases in yield in the non-financial corporations loan portfolios in Colombia and Peru, partially offset by higher funding costs (particularly, in the wholesale portfolio in Colombia) as a result of increases in interest rates, and the depreciation of the Argentine peso and the Colombian peso against the euro, which had a greater impact on interest income than on interest expense.
The increase in net interest income was partially offset by:
•Turkey: there was a 15.0% decrease, as a result mainly of the depreciation of the Turkish lira against the euro, partially offset by the higher volume of Turkish lira-denominated loans (credit card loans, consumer loans and mortgage loans), the increase in volume of sovereign debt securities, as a result in part of the Turkish liraization strategy implemented by the CBRT and lower funding costs.
Fee and commission income
The table below provides a breakdown of fee and commission income for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Bills receivables	13	13	(3.3)
Demand accounts	165	233	(29.2)
Credit and debit cards and POS	1,968	1,610	22.2
Checks	89	81	10.6
Transfers and other payment orders	422	389	8.5
Insurance product commissions	180	127	41.6
Loan commitments given	139	123	13.0
Other commitments and financial guarantees given	225	200	12.0
Asset management	670	610	9.7
Securities fees	148	131	13.5
Custody securities	100	91	9.2
Other fees and commissions	379	354	6.9
Fee and commission income	4,498	3,964	13.5
Fee and commission income increased by 13.5% to €4,498 million for the six months ended June 30, 2023 from the €3,964 million recorded for the six months ended June 30, 2022, primarily due to the increase in Mexico, as a result of the increased volume of transactions by credit card customers and asset management activities, and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro.

Fee and commission expense
The breakdown of fee and commission expense for the six months ended June 30, 2023 and 2022 is as follows:

	For the six months ended June 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Demand accounts	2	2	(18.3)
Credit and debit cards	1,022	851	20.0
Transfers and other payment orders	75	62	20.4
Commissions for selling insurance	24	24	3.6
Custody securities	42	48	(11.6)
Other fees and commissions	425	318	33.5
Fee and commission expense	1,590	1,305	21.8
Fee and commission expense increased by 21.8% to €1,590 million for the six months ended June 30, 2023 from the €1,305 million recorded for the six months ended June 30, 2022, primarily due to the increase in Mexico due to increased volume of transactions by credit card customers and asset management activities, and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities increased by 23.7% to €469 million for the six months ended June 30, 2023 compared to the net gain of €379 million recorded for the six months ended June 30, 2022, mainly due to the higher gains from the Global Markets unit and from the ALCO portfolio in Mexico, resulting from the increased interest rates, and the appreciation of the Mexican peso against the euro, and the higher gains from the Global Market unit in Argentina and trading transactions in Peru, partially offset by the impact of changes in exchange rates on foreign currency positions, which has been negative with respect to the Turkish lira positions (though positive with respect to the Mexican peso positions), and the negative performance of the Global Markets unit in Spain, and, to a lesser extent, the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro.
The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	(1)	39	n.m. (1)
Financial assets at fair value through other comprehensive income	(34)	32	n.m. (1)
Financial assets at amortized cost	35	8	n.m. (1)
Other financial assets and liabilities	(2)	(1)	127.9
Gains (losses) on financial assets and liabilities held for trading, net	283	11	n.m. (1)
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	(35)	(35)	(0.4)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	150	348	(56.9)
Gains (losses) from hedge accounting, net	73	16	n.m. (1)
Net gains (losses) on financial assets and liabilities	469	379	23.7
(1)Not meaningful.
Losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss for the six months ended June 30, 2023 amounted to €1 million, compared with the €39 million gain recorded for the six months ended June 30, 2022, mainly as a result of the decrease in gains associated with interest-bearing securities in Spain.
Gains on financial assets and liabilities held for trading increased to €283 million in the six months ended June 30, 2023 from €11 million in the six months ended June 30, 2022, mainly as a result of the higher gains from the Global Markets unit and from the ALCO portfolio in Mexico, resulting from the increased interest rates, the higher gains from the Global Market unit in Argentina and trading transactions in Peru and, to a lesser extent, higher gains from securities transactions within the ALCO portfolio in Mexico.

Gains on financial assets and liabilities designated at fair value through profit or loss decreased by 56.9% to €150 million in the six months ended June 30, 2023 from €348 million in the six months ended June 30, 2022, mainly as a result of decreased gains from loans to the Turkish government and its agencies.
Gains from hedge accounting for the six months ended June 30, 2023 were €73 million, compared with the €16 million recorded for the six months ended June 30, 2022, primarily due to the positive changes in the fair value of the hedged items (attributable to the hedged risk), in particular, in Spain and Turkey.
Exchange differences, net
Exchange differences decreased by 57.6% to a €304 million gain for the six months ended June 30, 2023 from a €716 million gain for the six months ended June 30, 2022 mainly as a result of the negative exchange rate differences recognized in South America and Mexico.
Other operating income and expense, net
Other operating income for the six months ended June 30, 2023 increased by 12.1% to €333 million from €297 million recorded for the six months ended June 30, 2022, mainly as a result of the higher income from operating leases in Turkey, higher sales from non-financial services related to real estate in Mexico and the appreciation of the Mexican peso against the euro, offset in part by the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro.
Other operating expense for the six months ended June 30, 2023 amounted to €1,944 million, a 7.8% increase compared with the €1,803 million recorded for the six months ended June 30, 2022, mainly driven by the payment, in Spain, of the temporary tax on credit institutions and financial credit establishments for the first time (totaling €225 million, half of which was paid in the six months ended June 30, 2023, with the other half expected to be paid in the third quarter of 2023), the adjustment for hyperinflation in Argentina, the greater contribution made to the Deposit Guarantee Fund of Credit Institutions in Mexico and Turkey and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by the lower net loss on the monetary position resulting from the adjustment for hyperinflation in Turkey (see “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy”), the lower contributions made to the ECB’s Single Resolution Fund, and the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro. As of June 30, 2023, BBVA had satisfied in full the amount to be paid by it at a global level under the ECB’s Single Resolution Fund.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the six months ended June 30, 2023 was €1,645 million, a 22.5% increase compared with the €1,343 million recorded for the six months ended June 30, 2022, mainly due to the increase in insurance premiums in Mexico, as a result of the appreciation of the Mexican peso against the euro, higher insurance sales in Mexico and Spain and a lower claim ratio in Mexico, and to the positive performance of insurance-savings products in Spain (through BBVA Seguros).
Expense on insurance and reinsurance contracts for the six months ended June 30, 2023 was €1,065 million, a 32.7% increase compared with the €802 million expense recorded for the six months ended June 30, 2022, mainly as a result of the higher sales in Mexico (attributable in part to the appreciation of the Mexican peso) and in Spain. Expense on insurance and reinsurance contracts increased faster than income on insurance and reinsurance contracts due to the higher insurance premiums paid to third parties in Mexico, mainly driven by the increase in the volume of insurance sales.
Administration costs
Administration costs, which include personnel expense and other administrative expense, for the six months ended June 30, 2023 amounted to €5,262 million, a 20.4% increase compared with the €4,371 million recorded for the six months ended June 30, 2022, mainly as a result of the increase in personnel expenses mainly driven by salary increases (as a result of the loss of purchasing power due to inflation) and, to a lesser extent, the increased number of employees in Mexico, Spain, Turkey and Argentina, the increase in general expenses (technology and maintenance) driven to a great extent by the higher average inflation rate in the main countries where the BBVA Group operates and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro.

The table below provides a breakdown of personnel expense for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Wages and salaries	2,358	1,996	18.1
Social security costs	410	354	15.9
Defined contribution plan expense	69	41	68.6
Defined benefit plan expense	23	20	13.4
Other personnel expense	221	170	29.8
Personnel expense	3,081	2,582	19.3
The table below provides a breakdown of other administrative expense for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Technology and systems	799	663	20.5
Communications	107	98	10.0
Advertising	164	122	34.2
Property, fixtures and materials	249	216	15.4
Taxes other than income tax	228	170	34.1
Surveillance and cash courier services	120	104	16.2
Other expense	515	418	23.0
Other administrative expense	2,181	1,790	21.9
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2023 was €676 million, a 3.6% increase compared with the €652 million recorded for the six months ended June 30, 2022.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results for the six months ended June 30, 2023 amounted to an expense of €129 million, a 15.2% increase compared with the €112 million expense recorded for the six months ended June 30, 2022, mainly as a result of the higher provisions for pensions and other employee benefit commitments in Spain and Turkey, the provisions recorded in connection with the February 2023 earthquakes in Turkey and the increase in provisions for contingent risks in Spain, partially offset by the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro and the lower provisions for contingent risks and legal contingencies in Mexico and South America.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the six months ended June 30, 2023 was an expense of €1,993 million, a 38.3% increase compared with the €1,441 million expense recorded for the six months ended June 30, 2022, mainly due to an increase in credit impairments in the retail loan portfolios in Mexico and South America as a result of an overall increase in lending activity in Mexico, and the following factors in South America: higher additions to Stage 3 loans in Chile, as a result of the update in the definition of credit impaired assets, and the increase in credit impairments in the securities portfolio in Argentina, partially offset by the decrease in the collective expected losses related to the wholesale portfolio in Turkey as a result of the improved performance of companies which resulted in a lower default rate in Turkey, and the depreciation of the Turkish lira, the Argentine peso and the Colombian peso against the euro.

The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	35	50	(30.5)
Financial assets at amortized cost	1,958	1,391	40.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	1,993	1,441	38.3
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
Gains from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the six months ended June 30, 2023 amounted to €29 million, compared with the €120 million loss recorded for the six months ended June 30, 2022. Losses from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations for the six months ended June 30, 2022 related mainly to the acquisition by BBVA of Tree Inversiones Inmobiliarias, SOCIMI, S.A. from Merlin Properties in June 2022, which resulted in the recognition of a €134 million loss in this line item (see “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures—2022—Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.” in our 2022 Form 20-F, Note 17 to our Consolidated Financial Statements and “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.”).
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the six months ended June 30, 2023 amounted to €6,122 million, a 29.6% increase compared with the €4,724 million recorded for the six months ended June 30, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the six months ended June 30, 2023 amounted to €1,978 million, a 19.9% increase compared with the €1,650 million expense recorded for the six months ended June 30, 2022, mainly due to the higher operating profit before tax, in particular in Mexico and Spain and, to a lesser extent, South America, partially offset by the revaluation for tax purposes of certain fixed assets and other depreciable assets of Garanti BBVA arising from the application of the temporary article no. 32 as well as paragraph (ç) of article no. 298 of the Tax Procedure Law no. 213 recognized in the Turkey operating segment. Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments in Spain are a non-deductible expense for tax purposes.
Profit / (loss)
As a result of the foregoing, profit for the six months ended June 30, 2023 amounted to €4,144 million, a 34.8% increase from the €3,074 million recorded for the six months ended June 30, 2022.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the six months ended June 30, 2023 amounted to €3,878 million, a 31.1% increase from the €2,957 million recorded for the six months ended June 30, 2022.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the six months ended June 30, 2023 increased to €266 million from the €117 million profit attributable to non-controlling interests recorded for the six months ended June 30, 2022, as a result, in part, of the increase in operating profit in the period and the increase in BBVA’s stake in Garanti BBVA (from 49.85% to 85.97%) following the completion of BBVA’s voluntary takeover bid for the entire share capital of Garanti BBVA on May 18, 2022 (see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş.” herein.

Results of operations by operating segment for the six months ended June 30, 2023 compared with the six months ended June 30, 2022
The information contained in this section is presented under management criteria; however, for the six months ended June 30, 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. The tables set forth below show the income statement of our operating segments, the Corporate Center and the Group for the periods indicated. In addition, for the six months ended June 30, 2022, the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group are reconciled.

	For the six months ended June 30, 2023
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	2,544	5,264	980	2,503	260	(140)	11,410
Net fees and commissions	1,093	1,017	285	411	132	(30)	2,909
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	218	315	394	268	173	(595)	773
Other operating income and expense, net (2)	(224)	178	(180)	(767)	—	50	(944)
Gross income	3,630	6,774	1,480	2,415	565	(716)	14,148
Administration costs	(1,327)	(1,834)	(530)	(994)	(265)	(313)	(5,262)
Depreciation and amortization	(190)	(223)	(61)	(89)	(12)	(101)	(676)
Net margin before provisions (3)	2,113	4,717	888	1,332	288	(1,129)	8,209
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(240)	(1,136)	(55)	(539)	(23)	—	(1,993)
Provisions or reversal of provisions and other results	(51)	5	(47)	(13)	6	6	(94)
Operating profit / (loss) before tax	1,821	3,585	787	780	272	(1,123)	6,122
Tax expense or income related to profit or loss from continuing operations	(589)	(970)	(170)	(228)	(59)	39	(1,978)
Profit / (loss)	1,232	2,615	617	552	212	(1,084)	4,144
Profit / (loss) attributable to non-controlling interests	(1)	—	(92)	(185)	—	13	(266)
Profit / (loss) attributable to parent company	1,231	2,614	525	367	212	(1,072)	3,878
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the six months ended June 30, 2022
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income / (expense)	1,758	3,686	1,153	1,849	155	(64)	—	8,538
Net fees and commissions	1,110	745	302	401	122	(20)	—	2,659
Net gains (losses) on financial assets and liabilities and Exchange differences, net (2)	288	227	395	203	103	(121)	—	1,096
Other operating income and expense, net (3)	(106)	154	(515)	(471)	4	58	—	(876)
Gross income	3,050	4,813	1,335	1,982	384	(147)	—	11,417
Administration costs	(1,216)	(1,365)	(433)	(840)	(223)	(294)	—	(4,371)
Depreciation and amortization	(209)	(188)	(64)	(83)	(11)	(98)	—	(652)
Net margin before provisions (4)	1,624	3,260	838	1,059	150	(539)	—	6,393
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(193)	(805)	(171)	(272)	—	1	—	(1,441)
Provisions or reversal of provisions and other results	(27)	(9)	(34)	(42)	12	5	(134)	(228)
Operating profit / (loss) before tax	1,404	2,446	633	745	162	(532)	(134)	4,724
Tax expense or income related to profit or loss from continuing operations	(400)	(664)	(635)	(145)	(34)	294	(67)	(1,650)
Profit / (loss) from continuing operations	1,005	1,782	(2)	601	128	(238)	(201)	3,074
Profit / (loss) from discontinued operations, net and Other	(201)	—	—	—	—	—	201	—
Profit / (loss)	803	1,782	(2)	601	128	(238)	—	3,074
Profit / (loss) attributable to non-controlling interests	(2)	—	61	(183)	—	8	—	(117)
Profit / (loss) attributable to parent company	801	1,781	59	418	128	(230)	—	2,957
(1)Adjustments in the six months ended June 30, 2022 correspond to the loss recorded in connection with the acquisition by BBVA of Tree Inversiones Inmobiliarias, SOCIMI, S.A. on June 15, 2022 amounting to €201 million, net of taxes. In this section, information relating to the Spain operating segment for the six months ended June 30, 2022 has been presented under management criteria pursuant to which such losses have been recognized under the heading “Profit / (loss) from discontinued operations, net and Other”. However, for purposes of the Group financial statements, such losses are presented under the headings “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”, which is included in “Provisions or reversal of provisions and other results” in the table above (€134 million loss), and “Tax expense or income related to profit or loss from continuing operations” (€67 million expense).
(2)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(3)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.
(4)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

SPAIN

	For the six months ended June 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	2,544	1,758	44.7
Net fees and commissions	1,093	1,110	(1.5)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	218	288	(24.4)
Other operating income and expense, net	(416)	(287)	45.1
Income and expense on insurance and reinsurance contracts	192	181	5.9
Gross income	3,630	3,050	19.0
Administration costs	(1,327)	(1,216)	9.1
Depreciation and amortization	(190)	(209)	(9.0)
Net margin before provisions (2)	2,113	1,624	30.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(240)	(193)	24.4
Provisions or reversal of provisions and other results	(51)	(27)	89.9
Operating profit / (loss) before tax	1,821	1,404	29.7
Tax expense or income related to profit or loss from continuing operations	(589)	(400)	47.4
Profit from continuing operations	1,232	1,005	22.7
Profit / (loss) from discontinued operations, net and Other	—	(201)	n.m. (3)
Profit	1,232	803	53.4
Profit attributable to non-controlling interests	(1)	(2)	(37.9)
Profit attributable to parent company	1,231	801	53.6
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2023 amounted to €2,544 million, a 44.7% increase compared with the €1,758 million recorded for the six months ended June 30, 2022, mainly as a result of the higher yield and volume of the non-financial corporations loan portfolio, supported (with respect to the yield) by the higher interest rate environment, partially offset by higher funding costs. Further, the repayment of the TLTRO III program was initiated in December 2022 (for an approximate amount of €35,000 million) and the outstanding balance of amounts drawn under the TLTRO III facilities totaled €3,660 million as of June 30, 2023. The net interest margin over average total assets of this operating segment amounted to 1.17% for the six months ended June 30, 2023, compared with 0.86% for the six months ended June 30, 2022.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2023 amounted to €1,093 million, a 1.5% decrease compared with the €1,110 million recorded for the six months ended June 30, 2022, mainly due to the decrease in payment systems-related fees (related mainly to demand deposits).
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the six months ended June 30, 2023 was a net gain of €218 million, a 24.4% decrease compared with the €288 million net gain recorded for the six months ended June 30, 2022, mainly due to the negative performance of the Global Markets unit and, to a lesser extent, the lower gains from the ALCO portfolio as a result of the negative exchange rate differences, partially offset by the positive changes in the fair value of the hedged items (attributable to the hedged risk).

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2023 amounted to a €416 million expense, a 45.1% increase compared with the €287 million expense recorded for the six months ended June 30, 2022, mainly due to the payment, in Spain, of the temporary tax on credit institutions and financial credit establishments for the first time (totaling €225 million, half of which was paid in the six months ended June 30, 2023, with the other half expected to be paid in the third quarter of 2023), partially offset by the lower contributions made to the ECB’s Single Resolution Fund compared to the six months ended June 30, 2022. As of June 30, 2023, BBVA had satisfied in full the amount to be paid by it at a global level under the ECB’s Single Resolution Fund.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2023 was €192 million, a 5.9% increase compared with the €181 million income recorded for the six months ended June 30, 2022, mainly as a result of increased insurance activity and the positive performance of insurance-savings products in Spain (through BBVA Seguros).
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2023 amounted to €1,327 million, a 9.1% increase compared with the €1,216 million recorded for the six months ended June 30, 2022, mainly as a result of higher personnel expenses mainly driven by salary updates (as a result of the loss of purchasing power due to inflation) and, to a lesser extent, an increase in the number of employees, and higher general expenses, related to IT equipment, which were also affected by inflation.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2023 was €190 million, a 9.0% decrease compared with the €209 million recorded for the six months ended June 30, 2022.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2023 amounted to a €240 million expense, a 24.4% increase compared with the €193 million expense recorded for the six months ended June 30, 2022, mainly due to the increase in credit impairments in the loan portfolio, with certain Stage 3 entries, and lower recoveries.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2023 was a €51 million expense, an 89.9% increase compared with the €27 million expense recorded for the six months ended June 30, 2022, mainly due to higher provisions for pensions and other employee benefit commitments and the increase in provisions for contingent risks.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2023 was €1,821 million, a 29.7% increase compared with the €1,404 million profit recorded for the six months ended June 30, 2022.

Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2023 was an expense of €589 million, a 47.4% increase compared with the €400 million expense recorded for the six months ended June 30, 2022, due, in part, to the increase in operating profit before tax. Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments in Spain are a non-deductible expense for tax purposes.
Profit / (loss) from discontinued operations, net and Other
Loss from discontinued operations, net and Other of this operating segment for the six months ended June 30, 2023 was nil compared with the €201 million loss recorded for the six months ended June 30, 2022. Loss from discontinued operations, net and Other for the six months ended June 30, 2022 included the loss recorded in connection with the acquisition of Tree Inversiones Inmobiliarias, SOCIMI, S.A. from Merlin Properties in June 2022 (see “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures—2022—Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.” in our 2022 Form 20-F, Note 17 to our Consolidated Financial Statements and “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Purchase of Tree Inversiones Inmobiliarias, SOCIMI, S.A.”).
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2023 amounted to €1,231 million, a 53.6% increase compared with the €801 million profit recorded for the six months ended June 30, 2022.

MEXICO

	For the six months ended June 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	5,264	3,686	42.8
Net fees and commissions	1,017	745	36.5
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	315	227	38.4
Other operating income and expense, net	(141)	(131)	7.8
Income and expense on insurance and reinsurance contracts	319	285	12.0
Gross income	6,774	4,813	40.7
Administration costs	(1,834)	(1,365)	34.4
Depreciation and amortization	(223)	(188)	18.6
Net margin before provisions (2)	4,717	3,260	44.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,136)	(805)	41.1
Provisions or reversal of provisions and other results	5	(9)	n.m. (3)
Operating profit / (loss) before tax	3,585	2,446	46.6
Tax expense or income related to profit or loss from continuing operations	(970)	(664)	46.2
Profit	2,615	1,782	46.8
Profit attributable to non-controlling interests	—	—	50.5
Profit attributable to parent company	2,614	1,781	46.8
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the six months ended June 30, 2023, the Mexican peso appreciated by 12.8% against the euro in average terms compared with the six months ended June 30, 2022, resulting in a positive exchange rate effect on our consolidated income statement for the six months ended June 30, 2023 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2023 amounted to €5,264 million, a 42.8% increase compared with the €3,686 million recorded for the six months ended June 30, 2022, mainly as a result of the higher contribution from the wholesale portfolio (in terms of yield and, to a lesser extent, volume) and higher volume in the retail portfolio, supported by the appreciation of the Mexican peso against the euro and (with respect to the yield) the higher interest rate environment, partially offset by the higher funding costs as a result of the increase in interest rates and the effect of the appreciation of the Mexican peso against the euro on interest expense. At constant exchange rates, there was a 26.6% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 6.88% for the six months ended June 30, 2023, compared with 5.82% for the six months ended June 30, 2022.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2023 amounted to €1,017 million, a 36.5% increase compared with the €745 million recorded for the six months ended June 30, 2022, mainly due to the increased volume of transactions by credit card customers and asset management activities, and the appreciation of the Mexican peso against the euro. At a constant exchange rate, there was a 21.0% period-on-period increase.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the six months ended June 30, 2023 were €315 million, a 38.4% increase compared with the €227 million gain recorded for the six months ended June 30, 2022, mainly as a result of the higher gains from the Global Markets unit and from the ALCO portfolio in Mexico, resulting from the increased interest rates, and the appreciation of the Mexican peso against the euro.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2023 was an expense of €141 million, a 7.8% increase compared with the €131 million expense recorded for the six months ended June 30, 2022, mainly as a result of the appreciation of the Mexican peso against the euro, higher contributions made to the Deposit Guarantee Fund, partially offset by the higher sales from non-financial services related to real estate.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2023 was €319 million, a 12.0% increase compared with the €285 million income recorded for the six months ended June 30, 2022, mainly due to the increase in insurance premiums, as a result of the appreciation of the Mexican peso against the euro, higher insurance sales and a lower claim ratio, partially offset by the higher insurance premiums paid to third parties in Mexico, mainly driven by the increase in the volume of insurance sales.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2023 were €1,834 million, a 34.4% increase compared with the €1,365 million recorded for the six months ended June 30, 2022, mainly as a result of the higher personnel expenses driven by salary updates (as a result of the loss of purchasing power due to inflation) and the increased number of employees, higher general expenses related to IT equipment as a result of the high inflation rate, and the appreciation of the Mexican peso against the euro. At a constant exchange rate, administration costs increased by 19.1%.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2023 was €223 million, an 18.6% increase compared with the €188 million recorded for the six months ended June 30, 2022, mainly due to the appreciation of the Mexican peso against the euro. At a constant exchange rate, depreciation and amortization increased by 5.1%.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2023 was a €1,136 million expense, a 41.1% increase compared with the €805 million expense recorded for the six months ended June 30, 2022, mainly due to higher Stage 3 entries in the retail loan portfolio (in particular, consumer and credit cards) as a result of increased lending activity, and the appreciation of the Mexican peso against the euro, supported by the favorable economic evolution, partially offset by certain recoveries from the wholesale portfolio and the change in the staging of certain loans from Stage 2 to Stage 1.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2023 were a €5 million income, compared with the €9 million expense recorded for the six months ended June 30, 2022, mainly due to lower provisions for contingent risks and legal contingencies and to higher gains from foreclosed assets sales.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2023 was €3,585 million, a 46.6% increase compared with the €2,446 million recorded for the six months ended June 30, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2023 was €970 million, a 46.2% increase compared with the €664 million expense recorded for the six months ended June 30, 2022, mainly as a result of the higher operating profit before tax.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2023 amounted to €2,614 million, a 46.8% increase compared with the €1,781 million recorded for the six months ended June 30, 2022.

TURKEY

	For the six months ended June 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	980	1,153	(15.0)
Net fees and commissions	285	302	(5.6)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	394	395	(0.2)
Other operating income and expense, net	(204)	(534)	(61.7)
Income and expense on insurance and reinsurance contracts	24	19	27.6
Gross income	1,480	1,335	10.8
Administration costs	(530)	(433)	22.4
Depreciation and amortization	(61)	(64)	(4.5)
Net margin before provisions (2)	888	838	6.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(55)	(171)	(68.2)
Provisions or reversal of provisions and other results	(47)	(34)	37.5
Operating profit / (loss) before tax	787	633	24.3
Tax expense or income related to profit or loss from continuing operations	(170)	(635)	(73.1)
Profit	617	(2)	n.m. (3)
Profit attributable to non-controlling interests	(92)	61	n.m. (3)
Profit attributable to parent company	525	59	n.m. (3)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
On May 18, 2022, BBVA closed its voluntary takeover bid for the entire share capital of Garanti BBVA, which resulted in BBVA increasing its stake in Garanti BBVA from 49.85% to 85.97%. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş.” herein.
As of June 30, 2023, the Turkish lira depreciated by 29.5% against the euro compared to June 30, 2022, adversely affecting the results of operations of the Turkey operating segment for the six months ended June 30, 2023 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the second quarter of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29. See “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy” for information on the impact of hyperinflation accounting.
The low interest rates set by the CBRT in a context of high inflation (despite the recent increase of rates in late June and July 2023), the policies affecting the banking sector (which have had the effect of increasing BBVA’s exposure to the Turkish lira and Turkish sovereign debt) and currency depreciation have affected and may continue to affect the Group’s results. See “Item 4B. Business Overview—Turkey” herein and “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” and “Item 4. Information on the Company—Competition—Turkey” in our 2022 Form 20-F.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2023 amounted to €980 million, a 15.0% decrease compared with the €1,153 million recorded for the six months ended June 30, 2022 as a result mainly of the depreciation of the Turkish lira against the euro. At a constant exchange rate, there was a 29.2% increase in net interest income, mainly as a result of the higher volume of Turkish lira-denominated loans (credit card loans, consumer loans and mortgage loans), the increase in volume of sovereign debt securities, as a result in part of the Turkish liraization strategy implemented by the CBRT (see “Item 4B. Business Overview—Turkey” herein and “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” and “Item 4. Information on the Company—Competition—Turkey” in our 2022 Form 20-F), and lower funding costs. The net interest margin over average total assets of this operating segment amounted to 2.84% for the six months ended June 30, 2023, compared with 3.88% for the six months ended June 30, 2022.

Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2023 amounted to €285 million, a 5.6% decrease compared with the €302 million recorded for the six months ended June 30, 2022, mainly due to the depreciation of the Turkish lira. At a constant exchange rate, there was a 43.6% increase in net fees and commissions, mainly as a result of the increase in brokerage and payment systems fees.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the six months ended June 30, 2023 amounted to €394 million compared with the €395 million gain recorded for the six months ended June 30, 2022.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2023 was a €204 million net expense, a 61.7% decrease compared with the €534 million net expense recorded for the six months ended June 30, 2022, mainly due to the lower net loss on the monetary position resulting from the adjustment for hyperinflation and the higher income from operating leases, offset in part by the greater contribution made to the Deposit Guarantee Fund of Credit Institutions, the depreciation of the Turkish lira and the lower positive impact of the revaluation of bonds linked to inflation in the period.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2023 was €24 million, a 27.6% increase compared with the €19 million income recorded for the six months ended June 30, 2022, mainly due to increased insurance activity, partially offset by the depreciation of the Turkish lira. At a constant exchange rate, there was a 92.4% increase.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2023 amounted to €530 million, a 22.4% increase compared with the €433 million recorded for the six months ended June 30, 2022, mainly as a result of the increase in personnel expenses and general expenses (technology and maintenance) driven to a great extent by the higher average inflation rate and salary updates (as a result of the loss of purchasing power), partially offset by the depreciation of the Turkish lira. At a constant exchange rate, administration costs increased by 83.6%, which was above Turkey’s inflation rate for the period.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2023 was €61 million, a 4.5% decrease compared with the €64 million recorded for the six months ended June 30, 2022. At a constant exchange rate, there was a 25.0% increase, mainly due to increases in the depreciation expense of offices for own use.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2023 was a €55 million expense, a 68.2% decrease compared with the €171 million expense recorded for the six months ended June 30, 2022, mainly as a result of the decrease in the collective expected losses related to the wholesale portfolio as a result of the improved performance of companies which resulted in a lower default rate, and the depreciation of the Turkish lira against the euro, partially offset by the change in the staging of certain loans from Stage 1 to Stage 2, due to the impact of the earthquakes in February 2023 (which resulted in an impairment that amounted to €56 million as of June 30, 2023) and certain significant Stage 3 entries from the retail portfolio. At a constant exchange rate, there was a 51.4% decrease.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2023 were a €47 million expense, a 37.5% increase compared with the €34 million expense recorded for the six months ended June 30, 2022, mainly due to provisions recorded in connection with the February 2023 earthquakes and, to a lesser extent, the update of provisions for pensions and other employee benefit commitments, partially offset by the depreciation of the Turkish lira against the euro.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2023 was €787 million, a 24.3% increase compared with the €633 million recorded for the six months ended June 30, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2023 was €170 million, a 73.1% decrease compared with the €635 million expense recorded for the six months ended June 30, 2022, as a result of the revaluation for tax purposes of certain fixed assets and other depreciable assets of Garanti BBVA arising from the application of the temporary article no. 32 as well as paragraph (ç) of article no. 298 of the Tax Procedure Law no. 213. As of June 30, 2023, a corporate income tax credit was recorded amounting to approximately €205 million, due to the higher tax base of such assets, partially offset by the net loss on the monetary position resulting from the adjustment for hyperinflation in Turkey which, in turn, led to additional adjustments to the tax expense for the period due to the difference between accounting and taxable profit as a result of the application of IAS 29 (see “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy”), and the increase in the applicable tax rate from 23% to 25% since April 2022. In addition, current tax regulation in Turkey does not foresee a correction in order to reduce tax expense upon the existence of a loss linked to the net monetary position. Following its publication in the Official Gazette on July 15, 2023, Law No. 7456 on Additional Motor Vehicle Tax and Amendments to Certain Laws as well as Decree Law No. 375, for Compensation of Economic Losses Caused by the Earthquakes on February 6, 2023, has entered into force in Turkey. Among others, this Law provides for the modification of the general corporate income tax rate in Turkey from 20% to 25%. However, the general tax rate for banks and financial institutions has been increased to 30% (as stated above, since April 2022 it was already 25%). This change will be applicable to profit generated in tax periods beginning on or after January 1, 2023. These modifications have not been considered in preparing the Unaudited Condensed Interim Consolidated Financial Statements.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the six months ended June 30, 2023 amounted to €92 million, compared with th~~e~~ €61 million loss recorded for the six months ended June 30, 2022, as a result, in part, of the increase in operating profit in the period and the increase in BBVA’s stake in Garanti BBVA (from 49.85% to 85.97%) following the completion of BBVA’s voluntary takeover bid for the entire share capital of Garanti BBVA on May 18, 2022 (see “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Voluntary Takeover Bid for the Entire Share Capital of Türkiye Garanti Bankası A.Ş.” herein.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2023 increased to €525 million, compared with the €59 million recorded for the six months ended June 30, 2022.

SOUTH AMERICA

	For the six months ended June 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	2,503	1,849	35.3
Net fees and commissions	411	401	2.6
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	268	203	32.1
Other operating income and expense, net	(820)	(524)	56.6
Income and expense on insurance and reinsurance contracts	53	52	1.0
Gross income	2,415	1,982	21.9
Administration costs	(994)	(840)	18.3
Depreciation and amortization	(89)	(83)	7.9
Net margin before provisions (2)	1,332	1,059	25.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(539)	(272)	98.3
Provisions or reversal of provisions and other results	(13)	(42)	(68.2)
Operating profit / (loss) before tax	780	745	4.7
Tax expense or income related to profit or loss from continuing operations	(228)	(145)	57.8
Profit	552	601	(8.1)
Profit attributable to non-controlling interests	(185)	(183)	1.1
Profit attributable to parent company	367	418	(12.2)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the six months ended June 30, 2023, the Peruvian sol appreciated by 1.7% against the euro in average terms compared with the six months ended June 30, 2022. The Argentine peso and the Colombian peso depreciated by 32.3% (considering the period-end exchange rates) and 13.8%, respectively, against the euro in average terms compared with the six months ended June 30, 2022. Overall, changes in exchange rates resulted in a negative exchange rate effect on our consolidated income statement for the six months ended June 30, 2023 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the six months ended June 30, 2023 and 2022, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies—Hyperinflationary economies - IAS 29” in our 2022 Form 20-F).
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2023 amounted to €2,503 million, a 35.3% increase compared with the €1,849 million recorded for the six months ended June 30, 2022, mainly as a result of increases in the yield in the non-financial corporations loan portfolio and securities portfolio in Argentina, and, to a lesser extent, increases in yield in the non-financial corporations loan portfolios in Colombia and Peru, partially offset by higher funding costs (particularly, in the wholesale portfolio in Colombia) as a result of increases in interest rates, and the depreciation of the Argentine peso and the Colombian peso against the euro, which had a greater impact on interest income than on interest expense. At constant exchange rates, there was a 74.8% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 7.93% for the six months ended June 30, 2023, compared with 6.06% for the six months ended June 30, 2022.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2023 amounted to €411 million income, a 2.6% increase compared with the €401 million income recorded for the six months ended June 30, 2022. At a constant exchange rate, there was a 25.7% increase, mainly due to increases in payment systems-related fees in Argentina and, to a lesser extent, in Peru, due to increases in the volume of transactions and commission rates.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the six months ended June 30, 2023 were €268 million, a 32.1% increase compared with the €203 million gain recorded for the six months ended June 30, 2022, mainly due to the higher gains from the Global Market unit in Argentina and trading transactions in Peru, partially offset by the depreciation of the Argentine peso and the Colombian peso.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2023 was a €820 million expense, a 56.6% increase compared with the €524 million expense recorded for the six months ended June 30, 2022, mainly driven by the adjustment for hyperinflation in Argentina, partially offset by the depreciation of the Argentine peso and the Colombian peso.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2023 was €53 million, a 1.0% increase compared with the €52 million net income recorded for the six months ended June 30, 2022. At constant exchange rates, there was a 50.1% increase, mainly as a result of higher income related to life insurance in Argentina and Colombia.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2023 amounted to €994 million, an 18.3% increase compared with the €840 million recorded for the six months ended June 30, 2022, mainly as a result of increases in personnel expenses, mainly driven by salary updates in Argentina (as a result of the loss of purchasing power due to inflation) and certain general expenses related to technology (affected by the high inflation) and, to a lesser extent, overall increases in Colombia and Peru, partially offset by the depreciation of the Argentine peso and the Colombian peso.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2023 was a €89 million expense, a 7.9% increase compared with the €83 million expense recorded for the six months ended June 30, 2022, mainly due to the recent investment in computer software and offices for own use in South America.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2023 was a €539 million expense, a 98.3% increase compared with the €272 million expense recorded for the six months ended June 30, 2022, mainly as a result of higher additions to Stage 3 loans in Chile, as a result of the update in the definition of credit impaired assets, an increase in credit impairments in credit card loans and in the securities portfolio in Argentina as a result in part of increased activity, additional credit impairment requirements in consumer loans in Stage 2 and Stage 3 in Colombia and higher credit impairment requirements in Stage 3 retail loans in Peru, in anticipation of the finalization of the grace period granted by the Reactiva program that expires in September 2023, within an inflationary environment and overall unfavorable macroeconomic conditions, partially offset by the depreciation of the Argentine peso and the Colombian peso.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2023 were a €13 million expense, a 68.2% decrease compared with the €42 million expense recorded for the six months ended June 30, 2022, attributable mainly to lower provisions for legal contingencies.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2023 was €780 million, a 4.7% increase compared with the €745 million profit recorded for the six months ended June 30, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2023 was €228 million, a 57.8% increase compared with the €145 million expense recorded for the six months ended June 30, 2022, mainly as a result of a reduction in deferred tax liabilities, the higher operating profit before tax and, to a lesser extent, the increase in the applicable tax rate in Colombia from 38% to 40% (effective as of January 1, 2023).
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the six months ended June 30, 2023 amounted to €185 million, a 1.1% increase compared with the €183 million recorded for the six months ended June 30, 2022.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2023 amounted to €367 million, a 12.2% decrease compared with the €418 million recorded for the six months ended June 30, 2022.

REST OF BUSINESS

	For the six months ended June 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income	260	155	67.5
Net fees and commissions	132	122	8.9
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	173	103	67.3
Other operating income and expense, net	(2)	2	n.m. (2)
Income and expense on insurance and reinsurance contracts	2	2	(10.6)
Gross income	565	384	47.3
Administration costs	(265)	(223)	19.0
Depreciation and amortization	(12)	(11)	11.4
Net margin before provisions (3)	288	150	92.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(23)	—	n.m. (2)
Provisions or reversal of provisions and other results	6	12	(47.8)
Operating profit / (loss) before tax	272	162	67.4
Tax expense or income related to profit or loss from continuing operations	(59)	(34)	72.7
Profit	212	128	66.0
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	212	128	66.0
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the six months ended June 30, 2023, the U.S. dollar appreciated by 1.2% against the euro in average terms, compared with the six months ended June 30, 2022. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2023 amounted to €260 million, a 67.5% increase compared with the €155 million recorded for the six months ended June 30, 2022, mainly due to increased activity of the branches located in Europe and New York and higher yields, supported by the higher interest rate environment. The net interest margin over average total assets of this operating segment amounted to 1.04% for the six months ended June 30, 2023, compared with 0.71% for the six months ended June 30, 2022.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2023 amounted to €132 million, an 8.9% increase compared with the €122 million recorded for the six months ended June 30, 2022 mainly due to increased commissions from the broker-dealer BBVA Securities Inc. in the United States, which offset the lower fees generated by the retail portfolio in Europe.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences of this operating segment for the six months ended June 30, 2023 were €173 million, a 67.3% increase compared with the €103 million net gain recorded for the six months ended June 30, 2022, mainly due to the higher gains from the New York branch and from the Global Markets unit in Europe.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2023 was €2 million of expense, compared with the €2 million income recorded for the six months ended June 30, 2022.

Administration costs
Administration costs of this operating segment for the six months ended June 30, 2023 amounted to €265 million, a 19.0% increase compared with the €223 million recorded for the six months ended June 30, 2022, mainly due to higher personnel expenses in the New York branch and in Europe.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2023 amounted to €12 million compared with the €11 million recorded for the six months ended June 30, 2022.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2023 was a €23 million expense, compared with the nil expense recorded for the six months ended June 30, 2022, mainly as a result of higher credit impairments in the retail portfolio in Portugal.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2023 were income of €6 million compared with the €12 million income recorded for the six months ended June 30, 2022.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2023 was €272 million, a 67.4% increase compared with the €162 million recorded for the six months ended June 30, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2023 was €59 million, a 72.7% increase compared with the €34 million expense recorded for the six months ended June 30, 2022.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2023 amounted to €212 million, a 66.0% increase compared with the €128 million recorded for the six months ended June 30, 2022.

CORPORATE CENTER

	For the six months ended June 30,
	2023	2022	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(140)	(64)	120.0
Net fees and commissions	(30)	(20)	48.9
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	(595)	(121)	n.m. (2)
Other operating income and expense, net	53	59	(10.6)
Income and expense on insurance and reinsurance contracts	(3)	—	n.m. (2)
Gross income	(716)	(147)	n.m. (2)
Administration costs	(313)	(294)	6.5
Depreciation and amortization	(101)	(98)	2.7
Net margin before provisions (3)	(1,129)	(539)	109.7
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	—	1	(90.2)
Provisions or reversal of provisions and other results	6	5	14.1
Operating profit / (loss) before tax	(1,123)	(532)	111.0
Tax expense or income related to profit or loss from continuing operations	39	294	(86.7)
Profit / (loss)	(1,084)	(238)	n.m. (2)
Profit / (loss) attributable to non-controlling interests	13	8	58.5
Profit / (loss) attributable to parent company	(1,072)	(230)	n.m. (2)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income / (expense)
Net interest expense of the Corporate Center for the six months ended June 30, 2023 was €140 million, compared with the €64 million net expense recorded for the six months ended June 30, 2022, mainly due to the higher funding costs as a result of the increases in reference interest rates.
Net fees and commissions
Net fees and commissions of the Corporate Center for the six months ended June 30, 2023 was an expense of €30 million, a 48.9% increase compared with the €20 million expense recorded for the six months ended June 30, 2022, mainly as a result of the increase in fees related to the Annual General Meeting held in March 2023.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net losses on financial assets and liabilities and Exchange differences of the Corporate Center for the six months ended June 30, 2023 were €595 million, compared with the €121 million loss recorded for the six months ended June 30, 2022, mainly as a result of the impact of changes in exchange rates on foreign currency positions, which has been negative with respect to the Turkish lira positions (though positive with respect to the Mexican peso positions).
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the six months ended June 30, 2023 was €53 million of net income, a 10.6% decrease compared with the €59 million net income recorded for the six months ended June 30, 2022.
Administration costs
Administration costs of the Corporate Center for the six months ended June 30, 2023 amounted to €313 million, a 6.5% increase compared with the €294 million recorded for the six months ended June 30, 2022, mainly due to salary updates.

Depreciation and amortization
Depreciation and amortization of the Corporate Center for the six months ended June 30, 2023 was €101 million, a 2.7% increase compared with the €98 million recorded for the six months ended June 30, 2022.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the six months ended June 30, 2023 were €6 million of income, a 14.1% increase compared to €5 million income recorded for the six months ended June 30, 2022.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the six months ended June 30, 2023 was €1,123 million, compared with the €532 million loss recorded for the six months ended June 30, 2022.
Tax expense or income related to profit or loss from continuing operations
Tax income related to loss from continuing operations of the Corporate Center for the six months ended June 30, 2023 amounted to €39 million, an 86.7% decrease compared with the €294 million income recorded for the six months ended June 30, 2022. The adjustment for the estimation of the annual tax rate of the BBVA Group included in the Corporate Center resulted in a tax expense in 2023 and in tax income in 2022, as a result, mainly, of the negative adjustment for the estimation of the annual tax rate of the BBVA Group in 2023, related, in part, to the revaluation for tax purposes of certain fixed assets and other depreciable assets of Garanti BBVA (see “—Turkey—Tax expense or income related to profit or loss from continuing operations”).
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the six months ended June 30, 2023 was €1,072 million, compared with the €230 million loss recorded for the six months ended June 30, 2022.

Item 5B. Liquidity and Capital Resources
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies. See Note 6.3 to our Unaudited Condensed Interim Consolidated Financial Statements and our 2022 Form 20-F for information on the BBVA Group’s liquidity and capital resources. Certain additional information is provided below.
Customer deposits
Customer deposits (including “Financial liabilities at amortized cost - Customer deposits”, “Financial liabilities designated at fair value through profit or loss – Customer deposits” and “Financial liabilities held for trading – Customer deposits”) amounted to €418,212 million as of June 30, 2023 compared with €406,444 million as of December 31, 2022, a 2.9% increase, mainly as a result of increases in deposits in the financial liabilities at amortized cost portfolio, in particular, in Mexico primarily due to the appreciation of the Mexican peso against the euro, in Turkey as a result of the increase in time deposits in Turkish lira (transferred, in part, from time deposits in U.S. dollars) and, to a lesser extent, demand deposits in Turkish lira, as a result in part of the abovementioned measures announced by the Turkish authorities to encourage and protect deposits denominated in Turkish lira and prevent further dollarization of deposits (see “Item 4B. Business Overview—Turkey” herein and “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” and “Item 4. Information on the Company—Competition—Turkey” in our 2022 Form 20-F), the increase in time deposits in Peru and Argentina (in each case, in the household portfolio), in a context of a high interest rate environment, partially offset by the decrease in demand deposits within the retail portfolio in Spain and the depreciation of the Turkish lira against the euro.
Our customer deposits, excluding repurchase agreements, amounted to €399,005 million as of June 30, 2023, a 1.6% increase compared with €392,884 million as of December 31, 2022.
Short-term customer deposits at amortized cost amounted to €380,227 million as of June 30, 2023, or 90.9% of our total customer deposits, a decrease from 91.8% of our total customer deposits as of December 31, 2022 (see Note 21.3 to the Unaudited Condensed Interim Consolidated Financial Statements).
Deposits from credit institutions and central banks
The following table shows amounts due to credit institutions and central banks as of June 30, 2023 and 2022 and as of December 31, 2022:

	As of June 30,	As of December 31,	As of June 30,
	2023	2022	2022
	(In Millions of Euros)
Deposits from credit institutions	87,397	55,859	52,374
Deposits from central banks	29,726	42,273	61,922
Total	117,123	98,132	114,296
Deposits from credit institutions and central banks amounted to €117,123 million as of June 30, 2023, a 19.4% increase compared with the €98,132 million as of December 31, 2022. The increase was mainly attributable to an increase in repurchase agreements from the Spanish Central Bank in the trading portfolio, partially offset by the decrease in deposits from central banks, driven mainly by the partial repayment by BBVA of drawdowns under the ECB’s TLTRO III facilities.

Capital markets
We make debt issuances in the domestic and international capital markets in order to finance our activities. As of June 30, 2023 we had €48,245 million of debt certificates, comprising €44,870 million in bonds and debentures and €3,375 million in promissory notes and other securities, compared with €42,944 million, €41,515 million and €1,430 million outstanding, respectively, as of December 31, 2022 (see Note 21.4 to the Unaudited Condensed Interim Consolidated Financial Statements).
In addition, we had a total of €14,947 million in subordinated debt and subordinated deposits as of June 30, 2023 compared with €12,509 million as of December 31, 2022. There were no preferred securities outstanding as of June 30, 2023 or as of December 31, 2022.
The following is a breakdown as of June 30, 2023 of the maturities of our debt certificates (including bonds) subordinated debt, subordinated deposits and preferred securities. Regulatory equity instruments have been classified according to their contractual maturity:

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	—	583	3,346	9,736	26,366	8,214	48,245
Subordinated debt, subordinated deposits and preferred securities	—	126	21	—	3,445	11,355	14,947
Total	—	709	3,367	9,736	29,811	19,570	63,193

Capital
As of June 30, 2023 and December 31, 2022, equity is calculated in accordance with current regulations on minimum capital base requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate equity levels, as well as the various internal capital adequacy assessment processes they should have in place and the information such institutions should disclose to the market.
The minimum capital base requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in these regulations and internal corporate governance obligations.
With regard to minimum capital requirements, the ECB, in its announcement on March 12, 2020, allowed banks to use Additional Tier 1 and Tier 2 capital instruments to comply with the Pillar II (P2R) requirements, with the same levels of composition as Pillar I requirements, which is known as “Pillar 2 tiering”. This measure was reinforced by the relaxation of the Countercyclical Capital Buffer (CCyB) announced by various national macroprudential authorities and by other complementary measures published by the ECB. Furthermore, the BBVA Group received the results of the Supervisory Review and Evaluation Process (“SREP”) in March 2022. Through this letter, the ECB informed the Group that, from January 1, 2022 onwards, the “Pillar 2” requirement would be maintained at 1.5%, to be distributed according to the Pillar 2 tiering. In addition, as a result of the most recent SREP carried out by the ECB, BBVA must maintain, at a consolidated level, as from January 1, 2023, a CET1 ratio of 8.76% and a total capital ratio of 13.00%.
The consolidated total capital requirement includes: (i) the minimum capital requirement of Common Equity Tier 1 (CET1) of Pillar 1 (4.5%); (ii) the capital requirement of Additional Tier 1 (AT1) of Pillar 1 (1.5%); (iii) the capital requirement of Tier 2 of Pillar 1 (2%); (iv) the CET1 requirement of Pillar 2 (0.96%); (v) the AT1 requirement of Pillar 2 (0.28%); (vi) the capital requirement of Tier 2 of Pillar 2 (0.38%); (vii) the capital conservation buffer (2.5% of CET1); (viii) the capital buffer for Other Systemically Important Institutions (O-SIIs) (0.75% of CET1); and (ix) the Countercyclical Capital buffer of 0.04% of CET14.
BBVA’s fully-loaded CET1 ratio stood at 12.99% as of June 30, 2023, which represents an increase of +38 basis points compared to December 31, 2022, and the consolidated phased-in CET1 stood also at 12.99%, which represents an increase of +31 basis points in the first half of the year, since the transitory adjustments for the treatment of the impacts of IFRS 9 have no effect on capital ratios as of June 30, 2023.
These ratios include the period-on-period regulatory differences included during the first quarter of 2023 (see “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Capital Requirements, MREL and Resolution” in our 2022 Form 20-F and Note 32 to our Consolidated Financial Statements), with an impact of -20 basis points on CET1. Additionally, since the deduction for the prudential hedging of non-performing exposures has been incorporated in the Group's capital requirement, such deduction has been reversed from the CET1, resulting in an impact of +19 basis points. Excluding these effects, the fully-loaded CET1 ratio increased by +39 basis points compared to December 31, 2022.
Fully-loaded risk-weighted assets (RWA) increased in the first half of the year by approximately €10,603 million, as a result, in part, of the increase in the loan portfolio and the increase in RWA for market risk, which was partially offset by the effect of changes in exchange rates.
The fully-loaded AT1 ratio stood at 1.78% (1.78% phased-in) as of June 30, 2023, which included the impact of the €1 billion CoCos issue at par value in June 2023.
The fully-loaded Tier 2 ratio stood at 2.02% as of June 30, 2023, which represents an increase of +23 basis points compared to December 31, 2022, mainly due to the issuance of subordinated bonds in Spain with a par value of €750 million and another issuance in Mexico for $1 billion par value, both in June 2023. The phased-in Tier 2 ratio also stood at 2.02%.
As a result of the above, the total fully-loaded capital ratio stood at 16.79% as of June 30, 2023, and the total phased-in ratio stood at 16.79%.
4 Provisional data.

With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, on March 8, 2022, BBVA announced that it had received a communication from the Bank of Spain regarding its minimum requirement for own funds and eligible liabilities, established by the Single Resolution Board (“SRB”), calculated taking into account the financial and supervisory information as of June 30, 2021. In accordance with this MREL communication, BBVA must maintain, as from January 1, 2022, an amount of own funds and eligible liabilities equal to 21.46% of the total RWA of its resolution group, on sub-consolidated level (the “MREL in RWA”). Within this MREL in RWA, an amount equal to 13.50% of the RWA of the resolution group shall be met with subordinated instruments (the “subordination requirement in RWA”). The MREL in RWA and the subordination requirement in RWA do not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, would be estimated at 3.32%, considering exposures subject to the calculation of the countercyclical buffer as of June 30, 2023.
In addition, BBVA has to reach, since January 1, 2022, an amount of own funds and eligible liabilities in terms of the total exposure considered for calculating the leverage ratio equal to 7.27% (the “MREL in LR”) of which 5.61% in terms of the total exposure considered for calculating the leverage ratio shall be satisfied with subordinated instruments (the “subordination requirement in LR”).
Given the own funds and eligible liabilities structure of the resolution group as of June 30, 2023, the MREL in RWA ratio stood at 28.05%, complying with the aforementioned requirement. Finally, as of June 30, 2023, the MREL in LR was 11.25% and the subordination ratios in terms of RWA and in terms of LR were 22.90% and 9.18%, respectively.
On June 14, 2023 BBVA announced that it had received a new communication from the Bank of Spain regarding its MREL requirement, established by SRB, calculated taking into account the financial and supervisory information as of December 31, 2021. In accordance with this new MREL communication, BBVA has to reach, since January 1, 2024, a MREL in RWA equal to 22.11% and a subordination requirement in RWA equal to 13.50%. The MREL in RWA and the subordination requirement in RWA do not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, would be estimated at 3.32%, considering exposures subject to the calculation of the countercyclical buffer as of June 30, 2023. Given the own funds and eligible liabilities structure of the resolution group as of June 30, 2023, the MREL in RWA met the requirement.
Finally, as of June 30, 2023, the phased-in leverage ratio, which includes the transitory treatment of certain capital elements (mainly the impact of IFRS 9), stood at 6.48% with a slight reduction in the first half of the year, mainly due to the increase in the exposure to the leverage ratio, offset in part by the increase in Tier 1 capital.

OTHER INFORMATION
On July 27, 2023, BBVA requested to the European Central Bank the correspondent supervisory authorization in order to carry out a buyback program of BBVA shares up to €1,000 million. See Note 4 to our Unaudited Condensed Interim Consolidated Financial Statements for additional information.

Unaudited Condensed Interim Consolidated Financial Statements as of and for the six months ended June 30, 2023

Contents
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

APPENDIX I. Quantitative information on refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012	F-57
APPENDIX II. Additional information on risk concentration	F-61
APPENDIX III. Condensed consolidated balance sheets at the IFRS 17 transition date and effective date and condensed consolidated income statement for the six months ended June 30, 2022	F-63

Unaudited condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022

ASSETS (Millions of Euros)
	Notes	June 2023	December 2022
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	8	71,858	79,756
FINANCIAL ASSETS HELD FOR TRADING	9	141,721	110,671
Derivatives		39,346	39,908
Equity instruments		4,247	4,404
Debt securities		33,999	24,367
Loans and advances to central banks		2,165	1,632
Loans and advances to credit institutions		48,189	25,231
Loans and advances to customers		13,775	15,130
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	10	8,019	6,888
Equity instruments		7,432	6,511
Debt securities		313	129
Loans and advances to customers		274	247
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	1,004	913
Debt securities		1,004	913
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	12	63,979	65,374
Equity instruments		1,254	1,198
Debt securities		62,700	64,150
Loans and advances to credit institutions		26	26
FINANCIAL ASSETS AT AMORTIZED COST	13	438,841	414,421
Debt securities		44,769	36,639
Loans and advances to central banks		6,734	4,401
Loans and advances to credit institutions		17,577	16,031
Loans and advances to customers		369,761	357,351
DERIVATIVES - HEDGE ACCOUNTING	14	1,888	1,891
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	(137)	(148)
JOINT VENTURES AND ASSOCIATES	15	929	916
Joint ventures		90	100
Associates		839	816
INSURANCE AND REINSURANCE ASSETS	22	212	183
TANGIBLE ASSETS	16	8,892	8,737
Properties, plant and equipment		8,613	8,441
For own use		8,080	7,911
Other assets leased out under an operating lease		533	530
Investment properties		279	296
INTANGIBLE ASSETS	17	2,284	2,156
Goodwill		793	707
Other intangible assets		1,491	1,449
TAX ASSETS	18	17,618	16,725
Current tax assets		2,244	1,978
Deferred tax assets		15,374	14,747
OTHER ASSETS	19	4,381	2,586
Insurance contracts linked to pensions		—	—
Inventories		456	325
Other		3,924	2,260
NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	20	966	1,022
TOTAL ASSETS	5	762,456	712,092
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	June 2023	December 2022
FINANCIAL LIABILITIES HELD FOR TRADING	9	127,332	95,611
Derivatives		38,003	37,909
Short positions		17,107	13,487
Deposits from central banks		8,656	3,950
Deposits from credit institutions		48,395	28,924
Customer deposits		15,170	11,341
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	12,577	10,580
Deposits from central banks		—	—
Deposits from credit institutions		111	—
Customer deposits		698	700
Debt certificates issued		3,642	3,288
Other financial liabilities		8,126	6,592
Memorandum item: Subordinated liabilities		—	—
FINANCIAL LIABILITIES AT AMORTIZED COST	21	541,671	529,172
Deposits from central banks		21,070	38,323
Deposits from credit institutions		38,891	26,935
Customer deposits		402,344	394,404
Debt certificates issued		63,158	55,429
Other financial liabilities		16,207	14,081
Memorandum item: Subordinated liabilities		14,947	12,509
DERIVATIVES - HEDGE ACCOUNTING	14	3,486	3,303
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	—	—
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	22	11,537	10,131
PROVISIONS	23	4,859	4,933
Pensions and other post-employment defined benefit obligations		2,581	2,632
Other long term employee benefits		454	466
Provisions for taxes and other legal contingencies		686	685
Commitments and guarantees given		748	770
Other provisions		390	380
TAX LIABILITIES	18	3,087	2,935
Current tax liabilities		1,000	1,415
Deferred tax liabilities		2,087	1,520
OTHER LIABILITIES	19	5,338	4,909
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	20	—	—
TOTAL LIABILITIES		709,888	661,575
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	June 2023	December 2022
SHAREHOLDERS’ FUNDS		65,970	64,535
Capital	25	2,923	2,955
Paid up capital		2,923	2,955
Unpaid capital which has been called up		—	—
Share premium		20,514	20,856
Equity instruments issued other than capital		—	—
Other equity		47	63
Retained earnings	26	36,379	32,711
Revaluation reserves		—	—
Other reserves	26	2,250	2,345
Reserves or accumulated losses of investments in joint ventures and associates		(233)	(221)
Other		2,483	2,566
Less: treasury shares		(21)	(29)
Profit or loss attributable to owners of the parent		3,878	6,358
Less: Interim dividends		—	(722)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	27	(16,919)	(17,642)
Items that will not be reclassified to profit or loss		(1,958)	(1,881)
Actuarial gains (losses) on defined benefit pension plans		(939)	(760)
Non-current assets and disposal groups classified as held for sale		—	—
Share of other recognized income and expense of investments in joint ventures and associates		—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income		(1,077)	(1,194)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		58	72
Items that may be reclassified to profit or loss		(14,961)	(15,760)
Hedge of net investments in foreign operations (effective portion)		(2,197)	(1,408)
Foreign currency translation		(11,573)	(13,078)
Hedging derivatives. Cash flow hedges (effective portion)		(243)	(447)
Fair value changes of debt instruments measured at fair value through other comprehensive income		(943)	(809)
Hedging instruments (non-designated items)		—	—
Non-current assets and disposal groups classified as held for sale		—	—
Share of other recognized income and expense of investments in joint ventures and associates		(5)	(18)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	28	3,517	3,623
Accumulated other comprehensive income (loss)		(3,257)	(3,109)
Other items		6,774	6,732
TOTAL EQUITY		52,568	50,517
TOTAL EQUITY AND TOTAL LIABILITIES		762,456	712,092

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	June 2023	December 2022
Loan commitments given	30	155,009	136,920
Financial guarantees given	30	16,007	16,511
Other commitments given	30	39,561	39,137
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated income statements for the six months ended June 30, 2023 and 2022

CONDENSED CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	June 2023	June 2022
Interest and other income	32.1	21,897	13,403
Financial assets at fair value through other comprehensive income		1,913	1,304
Financial assets at amortized cost		17,305	10,395
Other interest income		2,679	1,704
Interest expense	32.2	(10,487)	(4,865)
NET INTEREST INCOME		11,410	8,538
Dividend income	33	73	76
Share of profit or loss of entities accounted for using the equity method		14	15
Fee and commission income	34	4,498	3,964
Fee and commission expense	34	(1,590)	(1,305)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	35	(1)	39
Financial assets at amortized cost		35	8
Other financial assets and liabilities		(36)	31
Gains (losses) on financial assets and liabilities held for trading, net	35	283	11
Reclassification of financial assets from fair value through other comprehensive income		—	—
Reclassification of financial assets from amortized cost		—	—
Other gains (losses)		283	11
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	35	(35)	(35)
Reclassification of financial assets from fair value through other comprehensive income		—	—
Reclassification of financial assets from amortized cost		—	—
Other gains (losses)		(35)	(35)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	35	150	348
Gains (losses) from hedge accounting, net	35	73	16
Exchange differences, net	35	304	716
Other operating income	36	333	297
Other operating expense	36	(1,944)	(1,803)
Income from insurance and reinsurance contracts	37	1,645	1,343
Expense from insurance and reinsurance contracts	37	(1,065)	(802)
GROSS INCOME		14,148	11,417
Administration costs		(5,262)	(4,371)
Personnel expense	38.1	(3,081)	(2,582)
Other administrative expense	38.2	(2,181)	(1,790)
Depreciation and amortization	39	(676)	(652)
Provisions or reversal of provisions	40	(129)	(112)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	41	(1,993)	(1,441)
Financial assets measured at amortized cost		(1,958)	(1,391)
Financial assets at fair value through other comprehensive income		(35)	(50)
NET OPERATING INCOME		6,088	4,841
Impairment or reversal of impairment of investments in joint ventures and associates		10	19
Impairment or reversal of impairment on non-financial assets	42	(13)	—
Tangible assets		3	22
Intangible assets		(10)	(5)
Other assets		(6)	(17)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		8	(15)
Negative goodwill recognized in profit or loss		—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	43	29	(120)
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		6,122	4,724
Tax expense or income related to profit or loss from continuing operations		(1,978)	(1,650)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		4,144	3,074
Profit (loss) after tax from discontinued operations	20	—	—
PROFIT (LOSS)		4,144	3,074
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTEREST)	28	266	117
ATTRIBUTABLE TO OWNERS OF THE PARENT		3,878	2,957
		June 2023	June 2022
EARNINGS (LOSSES) PER SHARE (Euros)		0.62	0.44
Basic earnings (losses) per share from continuing operations		0.62	0.44
Diluted earnings (losses) per share from continuing operations		0.62	0.44
Basic earnings (losses) per share from discontinued operations		—	—
Diluted earnings (losses) per share from discontinued operations		—	—
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of recognized income and expense for the six months ended June 30, 2023 and 2022

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	June 2023	June 2022
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	4,144	3,074
OTHER RECOGNIZED INCOME (EXPENSE)	568	1,829
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(79)	631
Actuarial gains (losses) from defined benefit pension plans	(208)	343
Non-current assets and disposal groups held for sale	—	—
Share of other recognized income and expense of entities accounted for using the equity method	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	116	295
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(19)	135
Income tax related to items not subject to reclassification to income statement	32	(142)
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	647	1,198
Hedge of net investments in foreign operations (effective portion)	(794)	(791)
Valuation gains (losses) taken to equity	(794)	(791)
Transferred to profit or loss	—	—
Other reclassifications	—	—
Foreign currency translation	1,358	3,697
Translation gains (losses) taken to equity	1,358	3,697
Transferred to profit or loss	—	—
Other reclassifications	—	—
Cash flow hedges (effective portion)	288	(387)
Valuation gains (losses) taken to equity	288	(418)
Transferred to profit or loss	—	31
Transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Debt securities at fair value through other comprehensive income	(186)	(2,026)
Valuation gains (losses) taken to equity	(253)	(2,056)
Transferred to profit or loss	67	31
Other reclassifications	—	—
Non-current assets and disposal groups held for sale	—	—
Valuation gains (losses) taken to equity	—	—
Transferred to profit or loss	—	—
Other reclassifications	—	—
Entities accounted for using the equity method	14	1
Income tax relating to items subject to reclassification to income statements	(34)	703
TOTAL RECOGNIZED INCOME (EXPENSE)	4,712	4,903
Attributable to minority interest (non-controlling interests)	118	1,079
Attributable to the parent company	4,594	3,824
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the six months ended June 30, 2023 and 2022

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves	Other reserves (Note 26)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
June 2023												Accumulated other comprehensive income (Note 28)	Other (Note 28)
Balances as of January 1, 2023 ⁽¹⁾	2,955	20,856	—	63	32,536	—	2,345	(29)	6,420	(722)	(17,432)	(3,112)	6,736	50,615
Effect of changes in accounting policies (Note 1.3)	—	—	—	—	175	—	—	—	(62)	—	(210)	4	(4)	(98)
Adjusted initial balance	2,955	20,856	—	63	32,711	—	2,345	(29)	6,358	(722)	(17,642)	(3,109)	6,732	50,517
Total income (expense) recognized	—	—	—	—	—	—	—	—	3,878	—	716	(148)	266	4,712
Other changes in equity	(32)	(342)	—	(16)	3,668	—	(95)	8	(6,358)	722	7	—	(224)	(2,661)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	(32)	(342)	—	—	25	—	(74)	422	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(1,857)	—	—	—	—	—	—	—	(227)	(2,084)
Purchase of treasury shares	—	—	—	—	—	—	—	(922)	—	—	—	—	—	(922)
Sale or cancellation of treasury shares	—	—	—	—	—	—	(2)	508	—	—	—	—	—	506
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	2	5,648	—	(21)	—	(6,358)	722	7	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(28)	—	—	—	—	—	—	—	—	—	(28)
Other increases or (-) decreases in equity	—	—	—	10	(148)	—	2	—	—	—	—	—	3	(133)
Balances as of June 30, 2023	2,923	20,514	—	47	36,379	—	2,250	(21)	3,878	—	(16,919)	(3,257)	6,774	52,568
(1) Balances as of December 31, 2022 as originally reported in the consolidated Financial Statements for the year 2022.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the six months ended June 30, 2023 and 2022

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves	Other reserves (Note 26)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
June 2022												Accumulated other comprehensive income (Note 28)	Other (Note 28)
Balances as of January 1, 2022 ⁽¹⁾	3,267	23,599	—	60	31,841	—	(1,857)	(647)	4,653	(532)	(16,476)	(8,414)	13,267	48,760
Effect of changes in accounting policies (Note 1.3)	—	—	—	—	178	—	—	—	—	—	(186)	1	(6)	(12)
Adjusted initial balance	3,267	23,599	—	60	32,019	—	(1,857)	(647)	4,653	(532)	(16,662)	(8,413)	13,261	48,748
Total income (expense) recognized	—	—	—	—	—	—	—	—	2,957	—	866	963	117	4,903
Other changes in equity	(138)	(1,265)	—	(11)	718	—	3,726	(403)	(4,653)	532	(822)	4,444	(7,023)	(4,894)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	(138)	(1,265)	—	—	110	—	(207)	1,500	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(1,463)	—	—	—	—	—	—	—	(181)	(1,644)
Purchase of treasury shares	—	—	—	—	—	—	—	(2,408)	—	—	—	—	—	(2,408)
Sale or cancellation of treasury shares	—	—	—	—	—	—	9	505	—	—	—	—	—	514
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity ⁽²⁾	—	—	—	—	2,244	—	2,699	—	(4,653)	532	(822)	4,444	(4,444)	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(22)	—	—	—	—	—	—	—	—	—	(22)
Other increases or (-) decreases in equity ⁽²⁾	—	—	—	11	(173)	—	1,225	—	—	—	—	—	(2,398)	(1,334)
Balances as of June 30, 2022	3,129	22,333	—	49	32,738	—	1,869	(1,049)	2,957	—	(16,617)	(3,006)	6,355	48,757
(1) Balances as of December 31, 2021 as originally reported in the consolidated Financial Statements for the year 2021.
(2) The headings "Transfers among components of equity" and "Other increases or decreases in equity" include the effects of the application of IAS 29 in the subsidiaries in Turkey for amounts of €-1,873 million in "Retained earnings", €1,862 million in "Accumulated other comprehensive income (loss)" and, under the heading of "Non-controlling interests" include, €-1,621 million in "Other" and €1,480 million in "Accumulated other comprehensive income (loss)".
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2023 and 2022

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS (Millions of Euros)
	Notes	June 2023	June 2022
A) CASH FLOWS FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)		(7,503)	20,481
Of which hyperinflation effect from operating activities	2.1	970	2,044
1. Profit for the period		4,144	3,074
2. Adjustments to obtain the cash flow from operating activities		5,868	5,543
Depreciation and amortization		676	652
Other adjustments		5,192	4,891
3. Net increase/decrease in operating assets		(58,259)	(30,455)
Financial assets held for trading		(28,423)	4,828
Non-trading financial assets mandatorily at fair value through profit or loss		(487)	(243)
Other financial assets designated at fair value through profit or loss		(91)	89
Financial assets at fair value through other comprehensive income		1,619	(3,130)
Financial assets at amortized cost		(29,117)	(30,617)
Other operating assets		(1,760)	(1,382)
4. Net increase/decrease in operating liabilities		43,235	43,849
Financial liabilities held for trading		29,643	9,232
Other financial liabilities designated at fair value through profit or loss		1,199	(368)
Financial liabilities at amortized cost		12,640	34,867
Other operating liabilities		(247)	119
5. Collection/Payments for income tax		(2,490)	(1,530)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)		(630)	(3,537)
Of which hyperinflation effect from investing activities	2.1	389	489
1. Investment		(778)	(3,766)
Tangible assets		(464)	(1,442)
Intangible assets		(310)	(288)
Investments in joint ventures and associates		(5)	(53)
Subsidiaries and other business units		—	(1,389)
Non-current assets classified as held for sale and associated liabilities	20	—	(594)
Other settlements related to investing activities		—	—
2. Divestments		148	228
Tangible assets		4	11
Intangible assets		—	—
Investments in joint ventures and associates		31	93
Subsidiaries and other business units		6	—
Non-current assets classified as held for sale and associated liabilities	20	106	125
Other collections related to investing activities		—	—
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)		(289)	(4,502)
Of which hyperinflation effect from financing activities	2.1	—	—
1. Payments		(3,425)	(5,016)
Dividend distribution (shareholders remuneration)		(1,857)	(1,463)
Subordinated liabilities		(249)	(730)
Treasury stock amortization		(32)	—
Treasury stock acquisition		(891)	(2,423)
Other items relating to financing activities		(397)	(400)
2. Collections		3,136	514
Subordinated liabilities		2,659	—
Treasury shares increase		—	—
Treasury shares disposal		478	514
Other items relating to financing activities		—	—
D) EFFECT OF EXCHANGE RATE CHANGES		524	1,268
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A+B+C+D)		(7,898)	13,709
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		79,756	67,799
G) CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (E+F)		71,858	81,508

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE PERIOD (Millions of Euros)
	Notes	June 2023	June 2022
Cash	8	6,951	6,671
Balance of cash equivalent in central banks	8	58,888	66,302
Other financial assets	8	6,019	8,535
Less: Bank overdraft refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8	71,858	81,508
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Notes to the condensed interim consolidated financial statements as of and for the six months ended June 30, 2023
1.Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information
1.1.Introduction
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or "BBVA, S.A.") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4, Bilbao) as noted on its web site (www.bbva.com).
In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.
The consolidated financial statements of the BBVA Group for the year ended December 31, 2022 were authorized for issue on March 6, 2023.
1.2.Basis for the presentation of the condensed interim consolidated financial statements
The BBVA Group’s condensed interim consolidated financial statements (hereinafter, the “Consolidated Financial Statements”) as of and for the six months ended June 30, 2023 are presented in accordance with the International Accounting Standard “Interim Financial Reporting” (hereinafter “IAS 34”), pursuant to article 12 of Royal Decree 1362/2007 as regards the preparation of condensed interim financial information and taking into account the requirements of Circular 3/2018, of June 28, of the Spanish Securities and Exchange Commission (CNMV) and have been approved by the Board of Directors at its meeting held on July 27, 2023. In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those consolidated financial statements.
Therefore, the Consolidated Financial Statements do not include all information required by a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”), consequently for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2022.
The aforementioned annual consolidated financial statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2022, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and with any other legislation governing financial reporting which is applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
The Consolidated Financial Statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated financial statements of the Group as of and for the year ended December 31, 2022, except for the new Standards and Interpretations that became effective from January 1, 2023 (see Note 2.1), so that they present fairly the Group’s consolidated equity and financial position as of June 30, 2023, together with the consolidated results of its operations and the consolidated cash flows generated by the Group during the six months ended June 30, 2023.
The Consolidated Financial Statements and Notes were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.
All effective accounting standards and valuation criteria with a significant effect in the Consolidated Financial Statements were applied in their preparation.
The amounts reflected in the Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.
The percentage changes in amounts have been calculated using figures expressed in thousands of euros.
When determining the information to disclose about various items of the Consolidated Financial Statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the Consolidated Financial Statements.

1.3.Comparative information
IFRS 17 "Insurance Contracts"
As of January 1, 2023, IFRS 17 "Insurance Contracts" replaced IFRS 4 in the accounting treatment of insurance contracts. IFRS 17 is mandatory for financial years beginning on January 1, 2023, with comparative information of at least one year, that is, for the BBVA Group, from January 1, 2022, therefore the information for the six months ended June 30, 2022 and as of December 31, 2022 has been restated (see Note 2.1 and Appendix III).
1.4.Seasonal nature of income and expense
The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, and are not significantly affected by seasonal factors within the same year.
1.5.Responsibility for the information and for the estimates made
The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Group’s Directors.
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
•Loss allowances on certain financial assets (see Notes 6, 12, 13 and 15).
•The assumptions used to quantify certain provisions (see Notes 22 and 23) and for the actuarial calculation of post-employment benefit liabilities and other commitments (see Note 24).
•The useful life and impairment losses of tangible and intangible assets (see Notes 16, 17 and 20).
•The valuation of goodwill and price allocation of business combinations (see Note 17).
•The fair value of certain unlisted financial assets and liabilities (see Notes 6, 7, 9, 10, 11 and 12).
•The recoverability of deferred tax assets (see Note 18).
The significant prevailing geopolitical and economic uncertainties (see Note 6.1) entail a greater complexity in developing reliable estimations and applying judgment. Estimates have been made on the basis of the best available information on the matters analyzed, as of June 30, 2023. However, it is possible that events may take place subsequent to such date which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the corresponding consolidated income statement.
During the six-month period ended on June 30, 2023 there have been no other significant changes in the estimates made at the end of the 2022 financial year, other than those indicated in these Consolidated Financial Statements.
2.Principles of consolidation, accounting policies, measurement bases applied and recent IFRS pronouncements and interpretations
The accounting policies and methods applied for the preparation of the Consolidated Financial Statements do not differ significantly to those applied in the consolidated financial statements of the Group for the year ended December 31, 2022 (Note 2), except for the entry into force of new standards and interpretations in the year 2023.
2.1.Standards and interpretations that became effective in the first six months of 2023
Entry into force of IFRS 17 – Insurance contracts
Initial application
IFRS 17 has superseded IFRS 4 as the accounting standard applicable to the recognition, measurement and presentation of contracts that transfer significant insurance risk, based on a model that uses updated assumptions at each reporting period. The Group has applied IFRS 17 to "insurance contracts" as of January 1, 2023. In order to make 2022 information comparable with the information as of and for the six months ended June 30, 2023, 2022 information was adjusted by recording in equity the valuation differences arising from the application of IFRS 17 and IFRS 4, respectively (see Appendix III).
The application of IFRS 17 has not had a significant impact on the consolidated financial statements of the BBVA Group (see Appendix III). The main differences in accounting come from long-term contracts, and have been recorded in accumulated other comprehensive income (loss) and retained earnings. In short-term contracts there are no significant differences in their accounting with respect to the previous situation, nor a significant equity impact in initial application. The impact on the Group of "onerous" products has been not significant.
During 2022, a generalized neutral effect has been observed in the results, comparing those expressed under IFRS 4 with those restated under IFRS 17, except in specific cases, affecting reserves in the initial application. For its part, the evolution of interest rates during 2022 included, in other accumulated comprehensive income (loss), the net effect of the change in the fair value of the liabilities under insurance and reinsurance contracts and the associated financial assets.

IFRS 17 has introduced substantial changes in the accounting of insurance contracts with the aim of achieving greater homogeneity and increasing comparability among entities. For this reason, the BBVA Group has developed an accounting policy on insurance contracts under IFRS 17 and an operational guide to govern the calculation process, which seeks to ensure adequate control in the preparation of the aforementioned financial information.
This note includes a non-exhaustive summary of the main judgments and estimates, as well as the accounting policy options chosen.
Grouping and classification
The BBVA Group groups insurance contracts taking into account whether they are subject to similar risks and are managed jointly, their profitability or onerousness, and their year of issuance or cohort, grouping by this last criterion the contracts issued in the calendar year, i.e., between January 1 and December 31 of each year. In general, the Group classifies the profitability of contracts into two groups: onerous contracts, and non-onerous contracts or contracts without a significant possibility of becoming onerous5.
Since the Group has chosen the fair value transition approach, for long-term contracts issued prior to the transition date (January 1, 2022), it has not been necessary to aggregate the contracts by previous cohorts. For contracts issued after the transition date, the Group classifies them by year of issuance, and therefore, the Group has not accepted the exception provided for in the adoption of the standard by the European Union on annual cohorts in products with matched cash flows6.
The Group has evaluated whether a significant insurance risk from another party is accepted in its contracts, agreeing to compensate the holder of the insurance policy if an uncertain future event occurs that affects it adversely. From this evaluation it has been concluded that all the insurance contracts that were under the scope of IFRS 4 meet the definition of insurance contract and therefore, the introduction of IFRS 17 does not imply any reclassification, with the exception of certain insurance products of BBVA Seguros, S.A de Seguros y Reaseguros, which do not transfer significant insurance risk, and therefore, are valued under IFRS 9.
Valuation methods
The Group has carried out an analysis of the limits of insurance and reinsurance contracts under IFRS 17, separately, applying the General Model (Building Block Approach) by default to all contracts, except those eligible to be valued by the Simplified Model (Premium Allocation Approach), or the Variable Fee Approach.
The General Model requires that insurance contracts are valued for the total of:
–fulfillment cash flows, which comprise the estimation of future cash flows discounted to reflect the time value of money, the financial risk associated, and a risk adjustment for non-financial risk that would represent the compensation required for the uncertainty associated with the amount and timing of the expected cash flows;
–and the contractual service margin (CSM), which represents the expected unearned profit from insurance contracts, which will be recognized in the entity’s income statement as the service is provided in the future, instead of being recognized at the time of the estimation.
The amount recognized in the balance sheet for each group of insurance contracts measured under this model comprises the liability for remaining coverage, which includes the aforementioned fulfillment cash flows and margin, and the liability for incurred claims, which includes the cash flows from related to claims that have occurred, but have not been paid, discounted to reflect the time value of money, the financial risk associated with future cash flows, and a risk adjustment for non-financial risk that would represent the compensation required by the uncertainty associated with the amount and timing of the expected cash flows.
The BBVA Group has defined and identified for each group of contracts the hedging units to be used for the release to profit or loss of the contractual service margin, in accordance with IFRS 17, and subsequent interpretations issued by the Transition Resource Group for IFRS 17 and the IFRIC. Furthermore, the Group has chosen the accounting policy option of not changing the treatment of accounting estimates made in previous interim closings.
The Group used the Simplified Model in the valuation of the liability for remaining coverage of contracts with a coverage period of one year or less, or in those contracts with a duration of more than one year but which are not expected to have a material valuation different from that of the General Model. Under this model, the liability for remaining coverage is made up of the premiums received (collected), less the cash flows for the acquisition of the insurance paid, plus or minus the premiums or expected acquisition cash flows recorded in the income statement, respectively. The income statement recording is carried out on a linear basis throughout the coverage period of the contract, in the event that the accrual of income is also accrued. By default, it has chosen to defer acquisition expenses, although there is an option to recognize such expenses when they are incurred. In turn, the groups of contracts valued under this model have a liability for incurred claims calculated in a manner similar to that of the General Model.
With regard to the liabilities under insurance and reinsurance contracts held as of January 1, 2023, approximately 92% correspond to long-term commitments valued by the General Model, and the remaining 8% to short-term contracts, which have been valued by the Simplified Model, the same as the ceded reinsurance assets. As of that date, the contracts valued by the Variable Fee Approach represent a residual amount in the Group.
Discount rate
The methodology used to obtain the discount rate differs according to the entity and portfolio to which it is applied, highlighting mainly the cases of the companies in Spain and Mexico. In the first case, the top-down approach has been mainly applied and it has been verified that the Internal Rate of Return (hereinafter “IRR”) of the entity’s asset portfolio converges with the IRR of a reference portfolio from which the EIOPA (European Insurance and Occupational Pensions Authority) fundamental spread is discounted for. In the second case, the top-down approach has been used for immunized portfolios, eliminating the spread for credit risk through the EIOPA fundamental spread. However, in non-immunized portfolios, the bottom-up approach has been used, using the swap curve as the risk-free curve.
5 There is the possibility of defining three or more onerous groups.
6 Article 2 of Regulation (EU) 2021/2036 of the Commission of November 19, 2021.

Risk adjustment for non-financial risk
The risk adjustment for non-financial risk represents the compensation required for bearing uncertainty about the amount and timing of the associated cash flows. To estimate the non-financial risk adjustment, the Group has used its own methodologies based on calculations of the Value at Risk (VaR) of the commitments associated with the Life and Non-Life businesses.
Onerosity
The Group has classified the contracts valued under the General Model into onerous groups, considering the fulfillment cash flows, acquisition expenses and any other attributable cash flow. The evaluation is normally carried out contract by contract, except in those cases in which it can be grouped into sets of homogeneous contracts. With contracts valued by the Simplified Model, by default it is assumed that they are not onerous at their initial recognition, unless there are facts and circumstances that indicate otherwise.
In the same way as the contractual service margin, which represents the estimated future benefit of the insurance contract, the loss component is the estimated loss of the contract. The accounting record of these two concepts has a different temporality: while the margin is deferred throughout the duration of the contract according to the contractual limits, the loss component is recognized in the income statement as soon as it is known. Throughout the life of a contract, the assumptions used to project future cash flows may change and, consequently, the expected return on a contract may increase or decrease. This means that a group of contracts initially classified as onerous may become more onerous, or on the contrary, in the subsequent measurement the assumptions used in the cash flows may change so much that the previously recognized loss could be reversed.
Results
In general, for the presentation of the financial income or expenses from insurance contracts that arise as a result of the change in the discount rate, both due to the effect of the time value of money as well as the effect of financial risk, the Group has chosen the accounting policy option of disaggregating these financial income or expenses from insurance contracts between recording them in the "Net interest income" and "Accumulated other comprehensive income (loss)", in order to minimize accounting asymmetries in the valuation and recognition of financial investments under IFRS 9 and insurance contracts under IFRS 17.
The Group has chosen to disaggregate the changes in the risk adjustment between financial and non-financial, so that the change in the value of the risk adjustment derived from the effect of the time value of money, and changes in it, is recorded as a financial income or expense from insurance contracts. Insurance revenue is recognized over the period the entity provides insurance coverage, excluding any investment component.
Transition
Of liabilities under insurance contracts held as of the transition date, January 1, 2022, those corresponding to long-term commitments to which the General Model has been applied, have been valued in transition using the fair value approach, given the impracticability of applying IFRS 17 retroactively, given the disproportionate cost and difficulty of obtaining the historical data necessary to apply a full retrospective approach given the age of these products on the balance sheet and their remaining duration. The fair value approach contemplates the determination of the contractual service margin or the loss component of the liability for remaining coverage, based on the difference between the fair value based on the requirements of IFRS 13 and the present value of the fulfillment cash flows based on IFRS 17. The application of the fair value in transition criteria allows contracts issued more than one year apart to be included in the same group and therefore not to differentiate by cohorts, an option that the Group has opted for. On the other hand, the short-term contracts valued by the Simplified Model, in transition have been valued using the full retrospective approach.
Redesignation of financial assets
On the date of initial application of IFRS 17, as the BBVA Group was already applying IFRS 9, it has accepted the option of reassessing the classification of financial assets associated with contracts within the scope of IFRS 17, redesignating as of January 1, 2022 certain financial assets previously classified in the portfolio of "Financial assets at amortized cost" to "Financial assets at fair value through other comprehensive income (loss)", considering that the business model that best suits the objectives of the insurance contracts to which these investments are subject is to obtain the contractual cash flows and sell such financial assets (see Appendix III).
Amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors"
In February 2021 the International Accounting Standards Board (hereinafter “IASB”) issued amendments to this IAS with the aim of improving the quality of the disclosures in relation to the accounting policies applied by the entities with the ultimate aim of providing useful and material information in the financial statements. The amendments to IAS 1 require entities to disclose accounting policies that are material rather than significant accounting policies and provide guidance to help apply the concept of materiality in financial statement disclosures. The amendments to IAS 8 introduce clarifications to distinguish between the concept of accounting estimate and that of accounting policy. The amendments have entered into force on January 1, 2023, with no significant impact on the consolidated financial statements of the BBVA Group.
Amendment IAS 12 – Income taxes
The IASB issued an amendment to IAS 12 to clarify that entities should recognize deferred tax arising on transactions such as leases or decommissioning obligations. The amendment requires entities to recognize a deferred tax asset and liability separately when the temporary differences arising in the recognition of an asset and a liability are the same, not being possible to apply the initial recognition exception provided for in the standard. The purpose of the amendments has been to reduce the diversity in the presentation of information on deferred taxes in said transactions. The modification has entered into force on January 1, 2023, although its early application was allowed, with no significant impact on the consolidated financial statements of the BBVA Group.

2.2.Standards and interpretations issued but not yet effective as of June 30, 2023
The following new International Financial Reporting Standards together with their Interpretations or Modifications had been published at the date of preparation of the Consolidated Financial Statements, which are not mandatory as of June 30, 2023. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.
Amendment to IFRS 16 "Leases"
The IASB has issued an amendment to IFRS 16 that clarifies the requirements for sale-and-leaseback transactions. The new requirements established that the seller-lessee shall determine ‘lease payments’ or ‘revised lease payments’ in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments will be effective for annual reporting periods beginning on or after January 1, 2024, with early application permitted. No significant impact is expected on the BBVA Group´s consolidated financial statements.
Amendment to IAS 12 - International Tax Reform Pillar Two Model Rules
On December 20, 2021, the OECD published an international tax initiative in which it is articulated a framework of rules (“GloBE -Global Anti-Base Erosion Rules”) for the application of the “Pillar Two Model Rules”, establishing a supplementary tax system that makes the effective rate of taxation of certain multinational groups in certain jurisdiction reach the minimum rate of 15%.
In May 2023, the IASB has published an amendment to IAS 12 to clarify the application of this initiative on the results derived from the tax legislation enacted or substantially enacted in each country to apply the model rules of Pillar Two in which:
•sets a temporary exception to the accounting of deferred taxes in relation to the implementation of the rules of the Pillar 2 model.
•requires qualitative and quantitative disclosures that allow users to understand the entities' exposure to taxes that may arise from this initiative and/or the entity's progress in its implementation.
The European Union has published a Directive incorporating this initiative into European law. As of June 30, 2023, Spain has not yet transposed the national tax legislation. The BBVA Group is working on analyzing the implications derived from this new regulation.
These amendments to IAS 12 will become effective immediately upon their publication and adoption in the EU.
3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the Appendices to the consolidated financial statements of the Group for the year ended December 31, 2022:
–Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.
–Appendix II shows relevant information related to investments in joint ventures and associates accounted for using the equity method.
–Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.
–Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.
The BBVA Group’s activities are mainly located in Spain, Mexico, Turkey and South America, with an active presence in other areas of Europe, the United States and Asia (see Note 5).
Significant transactions in the first six months of 2023
During the first six months of 2023, no significant operations have been carried out.
Significant transactions in 2022
Investments
Announcement of the agreement with Neon Payments Limited
On February 14, 2022, BBVA announced the agreement with the company “Neon Payments Limited” ("the Company" in this section) for the subscription of 492,692 preference shares, representing approximately 21.7% of its share capital, through a share capital increase and in consideration of approximately USD 300 million (equal to approximately €263 million, using the applicable 1.14 EUR/USD exchange rate as of February 11, 2022).
The Company, which is incorporated and domiciled in the United Kingdom, is the owner of 100% of the shares of the Brazilian company “Neon Pagamentos S.A.”.

As of February 14, 2022, BBVA was already the indirect owner of approximately 10.2% of the share capital of the Company through companies where BBVA owns more than 99% of the share capital, As of December 31, 2022, BBVA held, directly and indirectly, approximately 29.2% of the share capital of the Company. Despite owning more than 20% of the share capital, BBVA's ability to influence Neon Payments Limited financial and operating decisions policies is very limited, so the investment is recognized under the heading "Non-trading financial assets mandatorily at fair value through profit or loss".
Voluntary takeover bid for the entire share capital of Türkiye Garanti Bankası A.Ş (Garanti BBVA)
On November 15, 2021, BBVA announced a voluntary takeover bid (hereinafter "VTB") addressed to the 2,106,300,000 shares7 not controlled by BBVA, which represented 50.15% of the total share capital of Türkiye Garanti Bankası A.Ş (hereinafter "Garanti BBVA"). BBVA submitted for authorization an application of the VTB to the supervisor of the securities markets in Turkey (Capital Markets Board, hereinafter "CMB") on November 18, 2021.
On March 31, 2022, CMB approved the offer information document and, on the same day, BBVA announced the commencement of the VTB acceptance period on April 4, 2022. On April 25, 2022 BBVA informed of an increase of the cash offer price per Garanti BBVA share from that initially announced (12.20 Turkish lira) to 15.00 Turkish lira.
On May 18, 2022, BBVA announced the finalization of the offer acceptance period, with the acquisition of 36.12% of Garanti BBVA’s share capital. The total amount paid by BBVA was approximately 22,758 million Turkish lira (equivalent to approximately €1,390 million8 including the expenses associated with the transaction and net of the collection of the dividends corresponding to the stake acquired).
The transaction resulted in a capital gain of approximately €924 million (including the impacts after the application of IAS 29, see Note 2.2.19 of the consolidated financial statements of the Group for the year ended December 31, 2022). An amount of €3,609 million was recorded under the heading “Other reserves” and there was a reclassification to “Accumulated other comprehensive income (loss)” corresponding to the 36.12% acquired from minority interests to “Accumulated other comprehensive income (loss)” of the parent company for an amount of €-2,685 million. The total derecognition associated with the transaction of the heading “Minority interests” considering “Other items” and “Accumulated other comprehensive income (loss)” amounted to €-2,541 million.
The percentage of total share capital of Garanti BBVA owned by BBVA (after the completion of the VTB on May 18, 2022) is 85.97%.
4.Shareholder remuneration system
The Annual General Shareholder's Meeting of BBVA held on March 17, 2023, approved, under item 1.3 of the Agenda, a cash distribution against the 2022 results as additional shareholder remuneration for the 2022 fiscal year, for an amount equal to €0.31 (€0.2511 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 5, 2023. The total amount paid amounted to €1,860 million (see Note 46).
Share buyback program
On March 17, 2023, after receiving the required authorization from the European Central Bank, BBVA announced through an Inside Information notice the execution of a time-scheduled buyback program for the repurchase of own shares in accordance with the provisions of Regulation (EU) No. 596/2014 of the Parliament Commission and Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016, aimed at reducing BBVA’s share capital by a maximum monetary amount of €422 million. The execution was carried out internally by the Company, executing the trades through BBVA.
By means of an Other Relevant Information notice dated April 21, 2023, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired 64,643,559 own shares, between March 20 and April 20, 2023, representing, approximately, 1.07% of BBVA's share capital as of said date.
On June 2, 2023, BBVA notified through an Other Relevant Information notice a partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 17, 2023, under item 3 of the agenda through the reduction of BBVA’s share capital in a nominal amount of €31,675,343.91 and the consequent redemption, charged to unrestricted reserves, of 64,643,559 own shares of €0.49 par value each acquired derivatively by BBVA in execution of the share buyback program scheme and which were held in treasury shares (see Note 25).
BBVA requested on July 27, 2023 to the European Central Bank, the correspondent supervisory authorization in order to carry out a buyback program of BBVA shares up to €1,000 million. Its execution, if the authorization requested is finally granted, would be subject to the adoption of the correspondent corporate resolutions and to the communication of the specific terms and conditions of the share buyback program before its execution. This share buyback program would be considered to be an extraordinary shareholder distribution and is therefore not included in the scope of the ordinary distribution policy.
5.Operating segment reporting
Operating segment reporting represents a basic tool for monitoring and managing the different activities of the BBVA Group. In preparing the information by operating segment, the starting point is the lowest-level units, which are aggregated in accordance with the organizational structure determined by the Group's Management to create higher-level units and, finally, the reportable operating segments themselves.
As of June 30, 2023, the structure of the information by operating segments reported by the BBVA Group remains the same as that of the closing of 2022 financial year.
The BBVA Group's operating areas or segments are summarized below:
–Spain includes mainly the banking, insurance and asset management businesses that the Group carries out in Spain.
7 All references to “shares” or “share” shall be deemed made to lots of 100 shares, which is the trading unit in which Garanti BBVA shares are listed at Borsa Istanbul.
8 Using the effective exchange rate of 16.14 Turkish lira per euro.

–Mexico includes banking, insurance and asset management businesses in this country as well as the activity that BBVA Mexico carries out through its agency in Houston.
–Turkey reports the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.
–South America includes banking, financial, insurance and asset management activity that are carried out mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
–Rest of business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and the BBVA branches located in Asia.
The Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function, management of structural exchange rate positions; portfolios whose management is not linked to customer relationships, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds for employee commitments; goodwill and other intangible assets, as well as the financing of such portfolios and assets.
The breakdown of the BBVA Group’s total assets by operating segments and the Corporate Center as of June 30, 2023 and December 31, 2022, is as follows:

Total Group assets by operating segments (Millions of Euros)
	June 2023	December 2022 ⁽¹⁾
Spain	452,360	427,116
Mexico	164,758	142,557
Turkey	67,324	66,036
South America	67,541	61,951
Rest of Business	54,242	49,952
Subtotal assets by operating segments	806,225	747,613
Corporate Center and adjustments	(43,768)	(35,520)
Total assets BBVA Group	762,456	712,092
(1) Restated balances according to IFRS 17 - Insurance contracts, which had no material impacts to that date (see Note 2.1).
The following table sets forth the main margins and profit by operating segment and the Corporate Center for the six months ended June 30, 2023 and 2022:

Main margins and profit by operating segments (Millions of Euros)
	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center and adjustments ⁽¹⁾
June 2023
Net interest income	11,410	2,544	5,264	980	2,503	260	(140)
Gross income	14,148	3,630	6,774	1,480	2,415	565	(716)
Operating profit /(loss) before tax	6,122	1,821	3,585	787	780	272	(1,123)
Attributable profit (loss)	3,878	1,231	2,614	525	367	212	(1,072)
June 2022 ⁽²⁾
Net interest income	8,538	1,758	3,686	1,153	1,849	155	(64)
Gross income	11,417	3,050	4,813	1,335	1,982	384	(147)
Operating profit /(loss) before tax	4,724	1,404	2,446	633	745	162	(666)
Attributable profit (loss)	2,957	801	1,781	59	418	128	(230)
(1) The adjustments include the impact of the purchase of offices in Spain in 2022 from the transaction with Merlin Properties (see Note 16).
(2) Restated balances according to IFRS 17 - Insurance contracts, which had no material impacts to that date (see Note 2.1).
6.Risk management
The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of June 30, 2023 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2022.
6.1.Risk factors
The BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.
The risk identification processes are forward looking to seek the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.

Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.
As part of this process, a forward projection of the Risk Appetite Framework (hereinafter, "RAF") variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, measures are taken to seek to keep the variables within the target risk profile.
In this context, there are a number of emerging risks that could affect the evolution of the Group’s business, including the below and those mentioned in Note 7.1 to the consolidated financial statements of the Group for the year ended December 31, 2022:
–Macroeconomic and geopolitical risks
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, and especially Spain, Mexico and Turkey. Additionally, the Group is exposed to sovereign debt, especially in these geographical areas.
The global economy is currently facing a number of extraordinary challenges. The war in Ukraine and the sanctions from and against Russia have led to significant disruption, instability and volatility in global markets, as well as higher inflation and lower economic growth. The economic effects are being felt mainly through higher commodity prices, mainly of energy commodities, despite the moderation observed in the last months. While the Group’s direct exposure to Ukraine and Russia is limited, the war could adversely affect the Group’s business, financial condition and results of operations.
Geopolitical and economic risks have also increased lately as a result of trade tensions between the United States and China, Brexit, and the rise of populism, among other factors. Growing tensions may lead, among other things, to a deglobalization of the world economy, an increase in protectionism, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect the Group’s business, financial condition and results of operations.
Moreover, the world economy could be vulnerable to other factors such as the aggressive interest rate hikes by central banks due to the high inflationary pressures, which could cause a significant growth slowdown - and, even, a sharp economic recession - as well as episodes of financial stress, such as that recently observed in the banking sector.
The central banks of many developed and emerging economies have significantly increased policy rates over the last year and monetary conditions are likely to remain restrictive for a relatively long period of time. The US Federal Reserve (FED) and the European Central Bank (the ECB) have increased their policy interest rates in an aggressive way. Although uncertainty is high, policy rates (refinancing rates in the case of the ECB) may remain high, around 5.50% in the United States and 4.50% in the Eurozone for a relatively long period of time. Furthermore, the reduction of central bank balance sheets in both regions as well as the recent turmoil in the banking sector are expected to contribute to the monetary tightening process.
The Group’s results of operations have been affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, contributing to the rise in both interest revenue and interest expenses. In addition, increases in interest rates could adversely affect the Group by reducing the demand for credit, limiting its ability to generate credit for its clients and leading to an increase in the default rate of borrowers and other counterparties.
The Group is exposed, among others, to the following general risks with respect to the economic and institutional environment in the countries in which it operates: a deterioration in economic activity in the countries in which it operates, including recession scenarios; more persistent inflationary pressures, which could trigger a more severe tightening of monetary conditions; stagflation due to more intense or prolonged supply crises; changes in exchange rates; an unfavorable evolution of the real estate market; very high oil and gas prices, which could have a negative impact on disposable income levels in areas that are net energy importers, such as Spain or Turkey, to which the Group is particularly exposed; changes in the institutional environment of the countries in which the Group operates, which could give rise to sudden and sharp drops in GDP and/or changes in regulatory or government policy, including in terms of exchange controls and restrictions on the distribution of dividends or the imposition of new taxes or charges; growth in the public debt or in the external deficit could lead to a downward revision of the credit ratings of the sovereign debt and even a possible default or restructuring of such debt; and episodes of volatility in the financial markets, which could cause significant losses for the Group. In particular, in Argentina, overall macroeconomic conditions have continued to deteriorate, increasing the risk of economic and financial turbulence before the presidential elections scheduled for the last quarter of the year. Further, political uncertainty in Spain, where the recent general elections revealed a fragmented political landscape, could have a potential impact on Spain’s economy.
Any of these factors may have a significant adverse impact on the Group’s business, financial condition and results of operations.
–Risks relating to the political, economic and social conditions in Turkey
In May 2022, the Group increased its shareholding stake in Garanti BBVA (Turkey) from 49.85% to 85.97% following the completion of a voluntary takeover bid (see Note 3).
There are incipient signs of changes in the economic policy, in general, and monetary policy, in particular, since the general elections held in May 2023, which point to a gradual correction of the current macroeconomic distortions, especially the high external financing needs. Nonetheless, the situation remains unstable, characterized by a strong depreciation of the Turkish lira, high inflation, a significant trade deficit, depletion of the central bank’s foreign reserves and high external financing costs. The recent earthquakes of February 2023 have deepened Turkey's economic struggles. In addition to the vast human losses, the earthquakes and the government response thereto have pressured the inflation as well as the external and tax balances. Continuing unfavorable economic conditions in Turkey may result in a potential deterioration in the purchasing power and creditworthiness of our clients (both individual and corporate). In addition, the low interest rates set by the Turkish central bank in a context of high inflation (despite the recent increase of rates), the policies affecting the banking sector and currency depreciation have affected and may continue to affect the Group’s results.
Additionally, certain geopolitical factors, such as the war in Ukraine and other regional conflicts, and internal political developments, generate uncertainty about the evolution of the economy and could trigger scenarios of greater instability.

There can be no assurance that these and other factors will not have an impact on Turkey and will not cause further deterioration of the Turkish economy, which may have a material adverse effect on the Turkish banking sector and the Group’s business, financial condition and results of operations in Turkey.
–Regulatory and reputational risks
Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators. Regulatory activity in recent years has affected multiple areas, including changes in accounting standards; strict regulation of capital, liquidity and remuneration; bank charges (such as the new tax for banks recently implemented in Spain, see Note 36) and taxes on financial transactions; regulations affecting mortgages, banking products and consumers and users; recovery and resolution measures; stress tests; prevention of money laundering and terrorist financing; market abuse; conduct in the financial markets; anti-corruption; and requirements as to the periodic publication of information. Governments, regulatory authorities and other institutions continually make proposals to strengthen the resistance of financial institutions to future crises. Further, there is an increasing focus on the climate-related financial risk management capabilities of banks. Any change in the Group’s business that is necessary to comply with any particular regulations at any given time, especially in Spain, Mexico or Turkey, could lead to a considerable loss of income, limit the Group’s ability to identify business opportunities, affect the valuation of its assets, force the Group to increase its prices and, therefore, reduce the demand for its products, impose additional costs on the Group or otherwise adversely affect its business, financial condition and results of operations.
The financial sector is under ever closer scrutiny by regulators, governments and society itself. In the course of activities, situations which might cause relevant reputational damage to the Group could arise and might affect the regular course of its business.
–New business and operational risks and legal risks
New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation, etc.) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels, etc.). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.
Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control. Any attack, failure or deficiency in the Group’s systems could, among other things, lead to the misappropriation of funds of the Group’s clients or the Group itself and the unauthorized disclosure, destruction or use of confidential information, as well as prevent the normal operation of the Group and impair its ability to provide services and carry out its internal management. In addition, any attack, failure or deficiency could result in the loss of customers and business opportunities, damage to computers and systems, violation of regulations regarding data protection and/or other regulations, exposure to litigation, fines, sanctions or interventions, loss of confidence in the Group’ s security measures, damage to its reputation, reimbursements and compensation, and additional regulatory compliance expenses and could have a significant adverse impact on the Group’ s business, financial condition and results of operations.
Legal risks: The financial sector faces an environment of increasing regulatory and litigious pressure, and thus, the various Group entities are frequently party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. The Group is also party to government procedures and investigations, such as those carried out by the antitrust authorities in certain countries which, among other things, have in the past and could in the future result in sanctions, as well as lead to claims by customers and others. In addition, the regulatory framework, in the jurisdictions in which the Group operates, is evolving towards a supervisory approach more focused on the opening of sanctioning proceedings while some regulators are focusing their attention on consumer protection and behavioral risk.
In Spain and in other jurisdictions where the Group operates, legal and regulatory actions and proceedings against financial institutions, prompted in part by certain judgments in favor of consumers handed down by national and supranational courts (with regards to matters such as credit cards and mortgage loans), have increased significantly in recent years and this trend could continue in the future. Legal and regulatory actions and proceedings faced by other financial institutions in relation to these and other matters, especially if such actions or proceedings result in favorable resolutions for the consumer, could also adversely affect the Group.
All of the above may result in a significant increase in operating and compliance costs or even a reduction of revenues, and it is possible that an adverse outcome in any proceedings (depending on the amount thereof, the penalties imposed or the procedural or management costs for the Group) could damage the Group's reputation, generate a knock-on effect or otherwise adversely affect the Group.
It is difficult to predict the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and those that may arise in the future, including actions and proceedings relating to former Group subsidiaries or in respect of which the Group may have indemnification obligations. Any of such outcomes could be significantly adverse to the Group. In addition, a decision in any matter, whether against the Group or against another credit entity facing similar claims as those faced by the Group, could give rise to other claims against the Group. In addition, these actions and proceedings attract resources from the Group and may occupy a great deal of attention on part of the Group's management and employees.
As of June 30, 2023, the Group had €686 million in provisions for the proceedings it is facing (included in the line "Provisions for taxes and other legal contingencies" in the consolidated balance sheet) (see Note 23), of which €519 million correspond to legal contingencies and €167 million to tax related matters. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because it is not possible to estimate them or for other reasons) makes it impossible to guarantee that the possible losses arising from these proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group's consolidated results in a given period.
As a result of the above, legal and regulatory actions and proceedings currently faced by the Group or to which it may become subject in the future or which may otherwise affect the Group, whether individually or in the aggregate, if resolved in whole or in part adversely to the Group's interests, could have a material adverse effect on the Group’s business, financial condition and results of operations.

Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (Cenyt). Such investigation includes the provision of services by Cenyt to the Bank. On July 29, 2019, the Bank was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could be constitutive of bribery, revelation of secrets and corruption. On February 3, 2020, the Bank was notified by the Central Investigating Court No. 6 of the National High Court of the order lifting the secrecy of the proceedings. Certain current and former officers and employees of the Group, as well as former directors, have also been named as investigated parties in connection with this investigation. The Bank has been and continues to be proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts. As of the date of the preparation of the Consolidated Financial Statements, no formal accusation against the Bank has been made.
This criminal judicial proceeding is in the pre-trial phase. Therefore, it is not possible at this time to predict the scope or duration of such proceeding or any related proceeding or its or their possible outcomes or implications for the Group, including any fines, damages or harm to the Group’s reputation caused thereby.
6.2.Credit risk
Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. The general principles governing credit risk management in the BBVA Group, as well as the credit risk management in the Group as of June 30, 2023 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2022.
6.2.1Support measures
Since the beginning of the pandemic, the Group offered COVID-19 support measures to its customers in all the geographical areas where it operates, consisting of both deferrals on existing loans and new public-guaranteed lending. Deferral support schemes have expired in all geographical areas. The measures adopted in 2022 which remain in force in 2023, relate to new government-guaranteed loans in Spain and Peru:
Spain:
–The Official Credit Institute (ICO by its Spanish acronym) published several support programs aimed at the self-employed, small and medium-sized enterprises and companies, through which a guarantee of between 60% and 80% was granted by the ICO (RDL Mar/2020, RDL Nov/2020, RDL 5/2021 and the Code of Good Practices).
–In March, 2022, the Council of Ministers agreed to modify the Code of Good Practices to make access conditions to aid more flexible given the difficulties of clients, which are facing sharp increases in costs due to their special exposure to tensions in the prices of energy and other raw materials.
–As an additional measure of the Code of Good Practices, the Council of Ministers approved the agreement to establish the possibility of term extensions of ICO financing given to self-employed and companies, after June 30, 2022, after the expiry of the Temporary Framework of state support approved by the European Commission.
In addition, in March 2022, the Council of Ministers (RDL 6/2022) approved a line of financing with public guarantees of 70% and 80% of the principal amount for self-employed and enterprises in order to alleviate the liquidity tensions due to increases in energy prices and raw materials, available until December 2023.
Finally, on November 23, 2022, the Royal Decree-Law 19/2022, of November 22, was published. It amends the Code of Good Practices, establishes a new Code of Good Practices, regulated by Royal Decree Law 6/2012, easing the impact of interest rates hikes on mortgage loans agreements related to primary residences and provides for other structural measures aiming to ease access to lending. In November 30, 2022, the BBVA Board of Directors agreed the adherence to the new Code of Good Practices with effect from January 1, 2023. As of the date of the preparation of these consolidated financial statements herein, the number and amount of the transactions granted to clients in accordance with the new Code of Good Practices have been low.
Peru:
–There were public support programs such as Reactiva, Crecer or FAE aimed at companies and micro-enterprises providing a public guarantee ranging from 60% to 98% of the principal amount of loans, depending on the program and the type of company.
–In the framework of Emergency Order 023-2023, the Executive Power extended for three more months (until September 30, 2023) the validity and the deadline for the reprogramming of the Reactiva program, which expired in June 2023. The purpose of this measure is to help those companies that have not yet recovered from the economic losses.

6.2.2.Credit risk exposure
In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s credit risk exposure by headings in the consolidated balance sheets as of June 30, 2023 and December 31, 2022 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to ensure compliance with payment obligations. The details are broken down by category of financial instruments:

Maximum credit risk exposure (Millions of Euros)
	Notes	June 2023	Stage 1	Stage 2	Stage 3
Financial assets held for trading		102,376
Equity instruments	9	4,247
Debt securities	9	33,999
Loans and advances	9	64,129
Non-trading financial assets mandatorily at fair value through profit or loss		8,019
Equity instruments	10	7,432
Debt securities	10	313
Loans and advances	10	274
Financial assets designated at fair value through profit or loss	11	1,004
Derivatives (trading and hedging)		60,371
Financial assets at fair value through other comprehensive income		64,115
Equity instruments	12	1,254
Debt securities		62,835	61,981	834	21
Loans and advances to credit institutions	12	26	26	—	—
Financial assets at amortized cost		450,181	403,998	32,363	13,819
Debt securities		44,868	44,539	296	33
Loans and advances to central banks		6,753	6,753	—	—
Loans and advances to credit institutions		17,611	17,574	37	—
Loans and advances to customers		380,949	335,133	32,030	13,787
Total financial assets risk		686,066
Total loan commitments and financial guarantees		210,578	201,767	7,742	1,069
Loan commitments given	30	155,009	149,846	4,999	164
Financial guarantees given	30	16,007	15,031	743	233
Other commitments given	30	39,561	36,890	1,999	672
Total maximum credit exposure		896,643

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2022	Stage 1	Stage 2	Stage 3
Financial assets held for trading		70,763
Equity instruments	9	4,404
Debt securities	9	24,367
Loans and advances	9	41,993
Non-trading financial assets mandatorily at fair value through profit or loss		6,888
Equity instruments	10	6,511
Debt securities	10	129
Loans and advances	10	247
Financial assets designated at fair value through profit or loss	11	913
Derivatives (trading and hedging)		53,101
Financial assets at fair value through other comprehensive income		65,497
Equity instruments	12	1,198
Debt securities		64,273	63,425	822	26
Loans and advances to credit institutions	12	26	26	—	—
Financial assets at amortized cost		425,803	378,407	33,873	13,523
Debt securities		36,730	36,463	237	30
Loans and advances to central banks		4,420	4,420	—	—
Loans and advances to credit institutions		16,066	15,997	69	—
Loans and advances to customers		368,588	321,528	33,568	13,493
Total financial assets risk		622,965
Total loan commitments and financial guarantees		192,568	181,427	9,993	1,147
Loan commitments given	30	136,920	130,459	6,283	177
Financial guarantees given	30	16,511	15,214	1,015	281
Other commitments given	30	39,137	35,753	2,695	689
Total maximum credit exposure		815,533

The breakdown by geographical area and stage of the maximum credit risk exposure, the accumulated allowances recorded and the carrying amount of the loans and advances to customers at amortized cost as of June 30, 2023 and December 31, 2022 is shown below:

June 2023 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain ⁽¹⁾	212,447	187,043	17,650	7,754	(4,626)	(444)	(653)	(3,529)	207,821	186,599	16,997	4,225
Mexico	86,572	78,237	6,106	2,229	(2,879)	(1,138)	(586)	(1,155)	83,693	77,099	5,520	1,074
Turkey ⁽²⁾	37,440	31,591	4,013	1,836	(1,767)	(165)	(401)	(1,201)	35,673	31,426	3,612	635
South America ⁽³⁾	43,446	37,240	4,249	1,958	(1,907)	(316)	(380)	(1,212)	41,539	36,924	3,869	746
Others	1,044	1,022	12	10	(9)	—	(1)	(8)	1,035	1,022	11	2
Total ⁽⁴⁾	380,949	335,133	32,030	13,787	(11,188)	(2,063)	(2,020)	(7,105)	369,761	333,069	30,010	6,682
Of which: individual					(1,796)	(14)	(545)	(1,238)
Of which: collective					(9,392)	(2,050)	(1,476)	(5,867)
(1) Spain includes all the countries where BBVA, S.A. operates.
(2) Turkey includes all the countries in which Garanti BBVA operates.
(3) In South America, BBVA Group operates in Argentina, Colombia, Peru and Uruguay.
(4) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation (PPA) and were originated mainly in the acquisition of Catalunya Banc S.A. (as of June 30, 2023, the remaining balance was €162 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the instrument or applied as allowances in the value of the financial instrument when the losses materialize.

December 2022 (Millions of Euros)
		Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain ⁽¹⁾	214,066	186,977	19,621	7,468	(4,860)	(518)	(759)	(3,583)	209,206	186,459	18,862	3,885
Mexico	73,729	66,448	5,342	1,939	(2,496)	(955)	(475)	(1,066)	71,233	65,494	4,866	873
Turkey ⁽²⁾	39,547	32,755	4,436	2,356	(2,105)	(224)	(358)	(1,523)	37,443	32,531	4,078	833
South America ⁽³⁾	40,199	34,312	4,166	1,721	(1,768)	(318)	(345)	(1,105)	38,431	33,994	3,821	615
Others	1,047	1,035	3	9	(8)	—	—	(7)	1,039	1,035	3	2
Total ⁽⁴⁾	368,588	321,528	33,568	13,493	(11,237)	(2,014)	(1,938)	(7,284)	357,351	319,513	31,629	6,208
Of which: individual					(2,164)	(21)	(604)	(1,539)
Of which: collective					(9,073)	(1,994)	(1,334)	(5,745)
(1) Spain includes all the countries where BBVA, S.A. operates.
(2) Turkey includes all the countries in which Garanti BBVA operates.
(3) In South America, the BBVA Group operates in Argentina, Colombia, Peru and Uruguay.
(4) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation (PPA) and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2022, the remaining balance was €190 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the instrument or applied as allowances in the value of the financial instrument when the losses materialize.
The breakdown by counterparty and product of the maximum credit risk exposure, the accumulated allowances recorded, as well as the carrying amount by type of product, classified in different headings of the assets as of June 30, 2023 and December 31, 2022 is shown below:

June 2023 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	6	—	250	1,939	869	3,064	3,198
Credit card debt	—	1	—	3	2,025	19,418	21,447	22,807
Commercial debtors		1,046	60	620	21,111	47	22,884	23,060
Finance leases	—	243	—	13	8,524	312	9,091	9,338
Reverse repurchase loans	664	—	7,200	102	—	—	7,966	7,989
Other term loans	3,483	21,376	4,330	8,494	131,254	146,383	315,320	324,562
Advances that are not loans	2,586	1,065	6,013	3,339	1,256	341	14,600	14,659
LOANS AND ADVANCES	6,734	23,736	17,603	12,821	166,109	167,369	394,371	405,613
By secured loans
Of which: mortgage loans collateralized by immovable property		301	—	316	24,475	95,758	120,851	123,747
Of which: other collateralized loans	630	6,117	6,738	504	9,898	2,517	26,403	26,757
By purpose of the loan
Of which: credit for consumption						56,629	56,629	60,568
Of which: lending for house purchase						96,389	96,389	97,853
By subordination
Of which: project finance loans					7,607		7,607	8,215

December 2022 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	6	—	352	2,810	933	4,101	4,266
Credit card debt	—	1	—	3	2,029	16,865	18,898	19,985
Commercial debtors		1,021	24	370	24,510	85	26,011	26,254
Finance leases	—	195	—	13	8,040	322	8,571	8,857
Reverse repurchase loans	302	—	5,251	102	—	—	5,655	5,674
Other term loans	3,802	19,438	4,009	7,995	126,949	139,925	302,118	311,553
Advances that are not loans	296	232	6,772	3,930	1,256	217	12,702	12,758
LOANS AND ADVANCES	4,401	20,892	16,057	12,765	165,593	158,348	378,056	389,347
By secured loans
Of which: mortgage loans collateralized by immovable property		297	—	337	23,970	95,056	119,659	122,719
Of which: other collateralized loans	498	5,382	5,073	548	6,635	2,209	20,345	20,675
By purpose of the loan
Of which: credit for consumption						51,344	51,344	54,718
Of which: lending for house purchase						95,249	95,249	96,716
By subordination
Of which: project finance loans					7,942		7,942	8,530
The value of guarantees received as of June 30, 2023 and December 31, 2022, is as follows:

Guarantees received (Millions of Euros)
	June 2023	December 2022
Value of collateral	131,494	125,963
Of which: guarantees normal risks under special monitoring	12,138	12,826
Of which: guarantees impaired risks	3,696	3,440
Value of other guarantees	52,586	40,050
Of which: guarantees normal risks under special monitoring	4,683	4,963
Of which: guarantees impaired risks	1,086	984
Total value of guarantees received	184,081	166,013
6.2.3.Impaired secured loans
The breakdown of loans and advances, within the heading “Financial assets at amortized cost”, including their gross carrying amount, impaired loans and advances, and accumulated impairment, by counterparties as of June 30, 2023 and December 31, 2022, is as follows:

June 2023 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	6,753	—	(19)	—%
General governments	23,760	31	(25)	0.1%
Credit institutions	17,611	—	(34)	—%
Other financial corporations	12,851	14	(30)	0.1%
Non-financial corporations	170,722	5,679	(4,783)	3.3%
Households	173,615	8,063	(6,350)	4.6%
LOANS AND ADVANCES	405,313	13,787	(11,241)	3.4%

December 2022 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	4,420	—	(19)	—%
General governments	20,922	38	(30)	0.2%
Credit institutions	16,066	—	(35)	—%
Other financial corporations	12,802	17	(37)	0.1%
Non-financial corporations	170,929	6,340	(5,495)	3.7%
Households	163,936	7,098	(5,675)	4.3%
LOANS AND ADVANCES	389,073	13,493	(11,291)	3.5%

The changes during the six months ended June 30, 2023, and the year ended December 31, 2022 of impaired financial assets (financial assets and guarantees given) are as follows:

Changes in impaired financial assets and guarantees given (Millions of Euros)
	June 2023	December 2022
Balance at the beginning	14,521	15,467
Additions	5,132	8,084
Decreases ⁽¹⁾	(2,886)	(5,742)
Net additions	2,247	2,342
Amounts written-off	(1,958)	(2,771)
Exchange differences and other	(64)	(517)
Balance at the end	14,746	14,521
(1) Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the period as a result of monetary recoveries as well as mortgage foreclosures and real estate assets received in lieu of payment.
6.2.4.Measurement of Expected Credit Loss (ECL)
As of June 30, 2023, the models for calculating expected losses used by the Group to prepare the attached Consolidated Financial Statements do not differ significantly from those detailed in Note 7 to the consolidated financial statements of the Group for the year ended December 31, 2022, except for the application of the new scenarios derived from the macroeconomic and geopolitical situation in the first half of 2023.
BBVA Research forecasts a maximum of five years for the macroeconomic variables. The following estimates for the next five years of the Gross Domestic Product (GDP) growth, of the unemployment rate and of the House Price Index (HPI), for the most relevant countries where it represents a significant factor, are determined by BBVA Research and have been used at the time of the calculation of the ECL as of June 30, 2023:

Positive scenario of GDP, unemployment rate and HPI for the main geographical areas
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2023	3.04%	11.03%	(0.77)%	3.28%	2.77%	6.27%	8.42%	8.89%
2024	2.59%	10.12%	1.00%	2.40%	3.53%	6.13%	4.37%	9.74%
2025	2.94%	8.86%	2.21%	2.37%	3.40%	4.14%	3.91%	10.94%
2026	2.84%	7.63%	2.21%	2.17%	3.47%	1.55%	3.82%	11.27%
2027	2.52%	6.75%	2.27%	2.05%	3.54%	0.88%	3.75%	11.30%
2028	2.24%	6.09%	1.93%	1.98%	3.41%	1.92%	3.66%	11.32%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2023	4.22%	6.94%	1.30%	7.43%	2.55%	10.57%
2024	4.44%	6.54%	0.90%	9.43%	2.36%	11.10%
2025	2.64%	6.48%	2.69%	9.41%	2.34%	11.29%
2026	2.20%	6.49%	2.60%	8.43%	2.96%	11.24%
2027	2.35%	6.42%	2.64%	7.22%	3.16%	10.67%
2028	2.29%	6.42%	3.13%	6.11%	3.40%	10.52%

Estimate of GDP, unemployment rate and HPI for the main geographical areas
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2023	2.42%	12.23%	(2.17)%	2.42%	2.88%	6.33%	4.50%	10.10%
2024	2.11%	11.73%	(0.61)%	1.76%	3.72%	6.01%	2.05%	11.13%
2025	2.86%	10.48%	1.67%	2.27%	3.56%	4.04%	3.75%	11.55%
2026	2.83%	9.20%	1.79%	2.14%	3.61%	1.59%	3.70%	11.50%
2027	2.52%	8.13%	1.82%	2.04%	3.67%	0.86%	3.62%	11.50%
2028	2.24%	7.33%	1.47%	1.96%	3.53%	1.90%	3.54%	11.50%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2023	1.58%	7.08%	(3.50)%	8.28%	1.16%	10.76%
2024	2.65%	6.78%	(2.00)%	10.48%	1.48%	11.39%
2025	2.49%	6.70%	2.50%	10.15%	2.35%	11.58%
2026	2.20%	6.68%	2.50%	8.95%	2.96%	11.53%
2027	2.35%	6.60%	2.50%	7.70%	3.16%	10.92%
2028	2.29%	6.60%	3.00%	6.60%	3.39%	10.58%

Negative scenario of GDP, unemployment rate and HPI for the main geographical areas
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2023	1.82%	13.39%	(3.59)%	1.59%	3.01%	6.33%	0.51%	11.29%
2024	1.65%	13.28%	(2.02)%	1.11%	3.91%	5.80%	(0.58)%	12.57%
2025	2.77%	12.05%	1.08%	2.18%	3.72%	3.85%	3.62%	12.20%
2026	2.80%	10.77%	1.14%	2.09%	3.75%	1.51%	3.61%	11.73%
2027	2.48%	9.79%	1.06%	1.99%	3.80%	0.85%	3.55%	11.67%
2028	2.21%	8.83%	0.72%	1.92%	3.67%	1.90%	3.47%	11.66%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2023	(1.06)%	7.22%	(8.25)%	9.09%	(0.24)%	10.96%
2024	0.86%	7.02%	(5.28)%	11.49%	0.56%	11.67%
2025	2.35%	6.93%	2.29%	10.88%	2.35%	11.85%
2026	2.20%	6.89%	2.37%	9.45%	2.96%	11.80%
2027	2.35%	6.80%	2.34%	8.17%	3.16%	11.21%
2028	2.29%	6.80%	2.85%	7.09%	3.39%	10.65%
Sensitivity to macroeconomic scenarios
A sensitivity exercise has been carried out on the expected losses due to variations in the key hypotheses as they are the ones that introduce the greatest uncertainty in estimating such losses. As a first step, GDP and the House Price Index have been identified as the most relevant variables. These variables have been subjected to shocks of +/- 100 bps in their entire window with impact of the macro models. Independent sensitivities have been assessed, under the assumption of assigning a 100% probability to each determined scenario with these independent shocks.
Variation in expected loss is determined both by re-staging (that is: in worse scenarios due to the recognition of lifetime credit losses for additional operations that are transferred to stage 2 from stage 1 where 12 months of losses are valued; or vice versa in improvement scenarios) as well as variations in the collective risk parameters (PD and LGD) of each financial instrument due to the changes defined in the macroeconomic forecasts of the scenario. The variation in the expected loss for the Group and the main portfolios and geographical areas is shown below:

Expected loss variation as of June 2023 ⁽¹⁾
	BBVA Group				Spain			Mexico			Turkey
GDP	Total Portfolio	Retail	Companies	Debt securities	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail
-100 bps	238	165	66	5	118	56	60	79	3	74	23	7	15
+100 bps	(206)	(147)	(51)	(5)	(92)	(41)	(49)	(75)	(3)	(70)	(20)	(7)	(12)
Housing price
-100 bps						1	26			3
+100 bps						(1)	(25)			(3)
(1) Last available data as of May 31, 2023.
Additional adjustments to expected losses measurement
To estimate expected losses, what is described in Note 7 of the 2022 consolidated financial statements on individual and collective estimates of expected losses must be taken into account, as well as macroeconomic estimates.
The Group periodically reviews its individual estimates and its models for the collective estimate of expected losses as well as the effect of macroeconomic scenarios on them. In addition, the Group may supplement the expected losses to account for the effects that may not be included, either by considering additional risk factors, or by the incorporation of sectorial particularities or particularities that may affect a set of operations or borrowers, following a formal internal approval process established for this purpose.

Thus, in Spain, during 2021 and 2022, the Loss Given Default (LGD) of certain specific operations considered unlikely to pay was reviewed upwards, with a remaining adjustment as of June 30, 2023 of €388 million, without significant variation since the end of the year 2022. In addition, due to the earthquakes that affected an area in the south of Turkey, during the month of February 2023 the classification of the credit exposure recorded in the five most affected cities was reviewed, which led to its reclassification to Stage 2. As of June 30, 2023 the amounts recorded in Stage 2 were €472 million on-balance sheet and €478 million off-balance sheet, with allowances for losses of approximately €56 million at contract level.
On the other hand, the complementary adjustments pending allocation to specific operations or customers that are in force as of June 30, 2023 total €158 million, of which €60 million correspond to BBVA, S.A., €85 million to Mexico, €2 million to Peru, €8 million to Colombia and €2 million to Chile. Compared to December 31, 2022, the complementary adjustments pending allocation to specific operations or customers totaled €302 million, of which €170 million correspond to BBVA, S.A., €92 million to Mexico, €25 million to Peru, €11 million to Colombia and €5 million to Chile.
6.2.5.Loss allowances
Below are the changes in the six months ended June 30, 2023, and the year ended December 31, 2022 in the loss allowances recognized on the condensed consolidated balance sheets to cover the estimated impairment or reversal of impairment on loans and advances of financial assets at amortized cost:

Changes in loss allowances of loans and advances at amortized cost (Millions of Euros)
	June 2023	December 2022
Balance at the beginning of the period	(11,291)	(11,142)
Increase in loss allowances charged to income	(4,681)	(8,288)
Stage 1	(833)	(1,556)
Stage 2	(1,080)	(1,443)
Stage 3	(2,768)	(5,289)
Decrease in loss allowances charged to income	2,795	4,891
Stage 1	730	1,342
Stage 2	747	1,213
Stage 3	1,319	2,336
Transfer to written-off loans, exchange differences and other	1,935	3,248
Closing balance	(11,241)	(11,291)
6.3.Liquidity and funding risk
Liquidity and funding management at BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs using a wide range of instruments that provide access to a large number of alternative sources of financing. BBVA's business model, risk appetite framework and funding strategy are designed to reach a solid funding structure based on stable customer deposits, mainly retail (granular). As a result of this model, deposits have a high degree of assurance in each geographical area, close to 60% in Spain and Mexico. In this regard, it is important to note that, given the nature of BBVA's business, lending is mainly financed through stable customer funds.
One of the key elements in the BBVA Group's liquidity and funding management is the maintenance of large high-quality liquidity buffers in all geographical areas. In this respect, the Group has maintained during the last 12 months an average volume of high quality liquid assets (HQLA) of €138.1 billion, of which 96% corresponds to maximum quality assets (level 1 in the liquidity coverage ratio, LCR).
Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating). This strategy limits the spread of a liquidity crisis among the Group's different areas so that the cost of liquidity and financing is correctly reflected in the price formation process.
The BBVA Group maintains a stable liquidity position in every geographical area in which it operates, with ratios well above the minimum required:
–LCR requires banks to maintain a volume of high-quality liquid assets sufficient to withstand liquidity stress for 30 days. BBVA Group's consolidated LCR remained comfortably above 100% during 2022 and stood at 148% as of June 30, 2023. It should be noted that, given the MPE nature of BBVA, this ratio limits the numerator of the LCR for subsidiaries other than BBVA S.A. to 100% of its net outflows. Therefore, the resulting ratio is below that of the individual units (the LCR of the main components reaches 174% in BBVA, S.A., 180% in Mexico and 228% in Turkey). If this restriction was eliminated, the Group's LCR ratio would reach 189%.
–The net stable funding ratio (NSFR), defined as the ratio between the amount of stable funding available and the amount of stable funding required, demands banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The BBVA Group's NSFR ratio, is calculated based on the criteria established in the Regulation (UE) 2019/876 of the European Parliament and of the Council of May 20, 2019, with entry into force in June 2021. The BBVA Group's NSFR ratio stood at 132% as of June 30, 2023.

The main wholesale financing operations carried out by Group entities are detailed below.
Those carried out by BBVA, S.A. during the first half of 2023 are:

Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date
Senior non-preferred	Jan-23	1,000	EUR	4.625%	Jan-30	Jan-31
Covered bonds	Jan-23	1,500	EUR	3.125%	—	Jul-27
Senior preferred	May-23	1,000	EUR	4.125%	May-25	May-26
Tier 2	Jun-23	750	EUR	Midswap + 280 basis points	Jun-Sep 28	Sep-33
AT1	Jun-23	1,000	EUR	8.375%	Dec-28	Perpetual
Additionally, in June 2023 BBVA, S.A. completed a securitization of a portfolio of car loans for an amount of €800 million.
BBVA Mexico, for its part, carried out two senior issues in the first quarter of the year and a subordinated issue in the second quarter. The first of the senior issues consists of a green bond for 8,689 million Mexican pesos (approximately €468 million) with a maturity of 4 years, using the TIIE (Balanced Interbank Interest Rate used in Mexico) rate as benchmark, at one day +32 basis points; and the second one involved the issue of a senior bond for 6,131 million Mexican pesos (approximately €330 million) at a fixed rate of 9.54% and a term of 7 years. Regarding the subordinated issue carried out in June, it was a USD 1 billion Tier 2 issue for a term of 15 years with an early redemption option after 10 years and at a fixed rate of 8.45%. The main objective of this issue is to improve the loss-absorbing capital buffer to comply with TLAC (Total Loss-Absorbing Capacity) requirements, with full implementation in Mexico in 2025.
BBVA Colombia together with the International Finance Corporation (IFC) announced the launch of the first blue bond in the country of USD 50 million.
In Turkey, Garanti BBVA renewed in June a syndicated loan associated with environmental, social and corporate governance (ESG) criteria, consisting of two separate tranches of $199 million and €218.5 million, both maturing in one year.
6.4.IBOR
The transition from IBOR to Risk Free Rate (hereinafter "RFR") has been considered a complex initiative, which affects the BBVA Group in different geographical areas and business lines, as well as a multitude of products, systems and processes. The main risks to which the Group is exposed due to the transition are: (1) risk of litigation related to the products and services offered by the Group; (2) legal risks derived from changes in the documentation required for existing operations; (3) financial and accounting risks, derived from market risk models and from the valuation, hedging, cancellation and recognition of financial instruments associated with reference indices; (4) price risk, derived from how changes in the indices could impact the price determination mechanisms of certain instruments; (5) operational risks, as the reform may require changes to the Group's IT systems, business reporting infrastructure, operational processes and controls, and (6) conduct risks arising from the potential impact of customer communications during the transition period, which could lead to customer complaints, regulatory sanctions or reputational impact.
Thus, the Group established a transition project, provided with a robust governance structure, taking into account the different transition approaches and deadlines to the new RFR when evaluating the various risks associated with the transition, as well as defining the lines of action in order to mitigate them.
BBVA has actively collaborated in the IBOR transition, both for its support and participation in the sectorial working groups and for its commitment to remediate the contracts with its counterparties. In this sense, BBVA has carried out a process of communication and contact with the counterparties to modify the terms of the contractual relations in such a way that such agreements have been modified using different mechanisms: through the inclusion of addenda to the contracts, by the adherence to industry standard protocols, the transition of operations by clearing house, the cancellation of contracts and subscription of new ones, or by the transition through other legislative mechanisms. This process has been managed through the monitoring mechanisms and indicators that have been developed by the working groups within the Group
In relation to the indices affected by the reform, the transition of the EONIA indices and LIBOR GBP, CHF, JPY and EUR has already been completed satisfactorily in the BBVA Group. In the case of the EURIBOR, the European authorities have promoted modifications in its methodology so that it meets the requirements of the European Regulation of Reference Indices, for which reason the cessation of this rate is not foreseen at the moment. Regarding USD LIBOR, the only rate to which BBVA has exposure as of June 30, 2023, BBVA is actively working to modify all its contracts referenced to this rate to the corresponding RFR (SOFR, Secured Overnight Financing Rate). The Financial Conduct Authority (FCA) has announced its decision to publish USD LIBOR under a "synthetic" methodology not representative for the 1, 3 and 6 months tenors until September 30, 2024.
The BBVA Group's exposure to financial assets and liabilities maturing after June 30, 2023 in the case of loans and advances was €10,567 million, of asset and liabilities debt instruments €166 million and €1,841 million, respectively, deposits €46 million, and in the case of derivatives (notional value) €8,635 million.
Cleared derivatives have transitioned via CCP conversion processes and the majority of derivatives adhered to ISDA protocol have been amended to include the relevant fallback. Regarding loan instruments, most contracts are covered by hardwired fallbacks that cover the USD LIBOR cessation by defining an alternative reference rate, which will be triggered post June 30, 2023. Contracts without hardwired fallbacks will temporarily use Synthetic USD LIBOR, while available, in their first reset after June 30, 2023.

7.Fair value of financial instruments
The criteria and valuation methods used to calculate the fair value of financial assets as of June 30, 2023 do not differ significantly from those included in Note 8 from the consolidated financial statements for the year ended December 31, 2022.
The techniques and unobservable inputs used for the valuation of the financial instruments classified in the fair value hierarchy as Level 3, do not significantly differ from those detailed in Note 8 of the consolidated financial statements for the year 2022.
The effect on the consolidated income statements and on the consolidated equity, resulting from changing the main assumptions used in the valuation of Level 3 financial instruments for other reasonably possible assumptions, does not differ significantly from that detailed in Note 8 of the consolidated financial statements for the year 2022.
7.1.Fair value of financial instruments recognized at fair value according to valuation method
The fair value of the Group's financial instruments from the attached condensed consolidated balance sheets is presented below, broken down according to the valuation method used to determine their fair value, and their respective book value as of June 30, 2023 and December 31, 2022:

Fair value of financial instruments by levels. June 2023 (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	141,721	31,765	108,120	1,836
Derivatives		39,346	1,014	38,057	274
Equity instruments		4,247	4,194	—	53
Debt securities		33,999	25,242	8,590	167
Loans and advances		64,129	1,315	61,473	1,341
Non-trading financial assets mandatorily at fair value through profit or loss	10	8,019	6,723	360	936
Equity instruments		7,432	6,450	62	920
Debt securities		313	—	298	15
Loans and advances to customers		274	273	—	1
Financial assets designated at fair value through profit or loss	11	1,004	984	20	—
Debt securities		1,004	984	20	—
Financial assets at fair value through other comprehensive income	12	63,979	51,191	12,276	513
Equity instruments		1,254	1,078	67	108
Debt securities		62,700	50,087	12,209	405
Loans and advances to credit institutions		26	26	—	—
Derivatives – Hedge accounting	14	1,888	—	1,888	—
LIABILITIES
Financial liabilities held for trading	9	127,332	25,302	100,825	1,205
Trading derivatives		38,003	678	36,565	760
Short positions		17,107	17,077	30	—
Deposits		72,222	7,548	64,229	444
Financial liabilities designated at fair value through profit or loss	11	12,577	—	10,660	1,917
Deposits from credit institutions		111	—	111	—
Customer deposits		698	—	698	—
Debt certificates issued		3,642	—	1,725	1,917
Other financial liabilities		8,126	—	8,126	—
Derivatives – Hedge accounting	14	3,486	—	3,486	—

Fair value of financial Instruments by levels. December 2022 (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	110,671	22,710	85,636	2,325
Derivatives		39,908	795	38,140	974
Equity instruments		4,404	4,369	—	34
Debt securities		24,367	16,284	7,934	148
Loans and advances		41,993	1,262	39,562	1,169
Non-trading financial assets mandatorily at fair value through profit or loss	10	6,888	5,720	151	1,017
Equity instruments		6,511	5,457	40	1,014
Debt securities		129	19	111	—
Loans and advances to customers		247	245	—	3
Financial assets designated at fair value through profit or loss	11	913	913	—	—
Debt securities		913	913	—	—
Financial assets at fair value through other comprehensive income	12	65,374	53,248	11,537	589
Equity instruments		1,198	1,040	58	100
Debt securities		64,150	52,182	11,479	489
Loans and advances to credit institutions		26	26	—	—
Derivatives – Hedge accounting	14	1,891	4	1,887	—
LIABILITIES
Financial liabilities held for trading	9	95,611	20,611	73,871	1,129
Trading derivatives		37,909	746	36,161	1,002
Short positions		13,487	13,354	133	—
Deposits		44,215	6,511	37,577	127
Financial liabilities designated at fair value through profit or loss	11	10,580	—	8,990	1,590
Deposits from credit institutions		—	—	—	—
Customer deposits		700	—	700	—
Debt certificates issued		3,288	—	1,698	1,590
Other financial liabilities		6,592	—	6,592	—
Derivatives – Hedge accounting	14	3,303	100	3,179	25

7.2.Fair value of financial instruments recognized at amortized cost according to valuation method
Below is shown the fair value of the Group's financial instruments from the attached condensed consolidated balance sheets recognized at amortized cost, broken down according to the valuation method used to determine their fair value, and their respective book value as of June 30, 2023 and December 31, 2022:

Fair value of financial instruments recognized at amortized cost by levels. June 2023 (Millions of Euros)
	Notes	Book value	Fair value
			Total	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	8	71,858	71,858	71,559	—	299
Financial assets at amortized cost	13	438,841	433,369	41,747	10,914	380,708
Debt securities		44,769	44,022	35,039	8,169	814
Loans and advances to central banks		6,734	6,672	6,672	—	—
Loans and advances to credit institutions		17,577	17,558	36	1,708	15,814
Loans and advances to customers		369,761	365,117	—	1,037	364,079
LIABILITIES
Financial liabilities at amortized cost	21	541,671	539,486	63,403	283,474	192,610
Deposits from central banks		21,070	21,030	20,857	—	172
Deposits from credit institutions		38,891	38,846	—	32,848	5,999
Customer deposits		402,344	399,980	1,048	227,470	171,462
Debt certificates issued		63,158	63,312	41,498	13,976	7,838
Other financial liabilities		16,207	16,318	—	9,180	7,138

Fair value of financial Instruments recognized at amortized cost by levels. December 2022 (Millions of Euros)
	Notes	Book value	Fair value
			Total	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	8	79,756	79,756	79,463	—	293
Financial assets at amortized cost	13	414,421	412,965	30,587	12,173	370,206
Debt securities		36,639	36,311	26,239	9,313	759
Loans and advances to central banks		4,401	4,401	4,259	—	142
Loans and advances to credit institutions		16,031	16,089	89	1,289	14,711
Loans and advances to customers		357,351	356,164	—	1,571	354,594
LIABILITIES
Financial liabilities at amortized cost	21	529,172	525,595	77,112	266,194	182,289
Deposits from central banks		38,323	38,312	38,012	—	300
Deposits from credit institutions		26,935	26,777	—	20,546	6,231
Customer deposits		394,404	392,805	1,158	230,821	160,826
Debt certificates issued		55,429	53,550	37,942	7,240	8,368
Other financial liabilities		14,081	14,151	—	7,587	6,564

8.Cash, cash balances at central banks and other demand deposits
The breakdown of the balance under the heading “Cash, cash balances at central banks and other demand deposits” in the condensed consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	June 2023	December 2022
Cash on hand	6,951	6,533
Cash balances at central banks	58,888	67,314
Other demand deposits	6,019	5,909
Total	71,858	79,756
9.Financial assets and liabilities held for trading
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

Financial assets and liabilities held for trading (Millions of Euros)
	Notes	June 2023	December 2022
ASSETS
Derivatives		39,346	39,908
Equity instruments	6.2	4,247	4,404
Debt securities	6.2	33,999	24,367
Issued by central banks		890	821
Issued by public administrations ⁽¹⁾		30,238	20,703
Issued by financial institutions		1,595	1,365
Other debt securities		1,275	1,477
Loans and advances	6.2	64,129	41,993
Loans and advances to central banks		2,165	1,632
Reverse repurchase agreement		2,165	1,632
Loans and advances to credit institutions		48,189	25,231
Reverse repurchase agreement ⁽²⁾		48,158	25,201
Loans and advances to customers		13,775	15,130
Reverse repurchase agreement		13,371	14,832
Total assets	7	141,721	110,671
LIABILITIES
Derivatives		38,003	37,909
Short positions		17,107	13,487
Deposits		72,222	44,215
Deposits from central banks		8,656	3,950
Repurchase agreement		8,656	3,950
Deposits from credit institutions		48,395	28,924
Repurchase agreement ⁽²⁾		47,970	28,573
Customer deposits		15,170	11,341
Repurchase agreement		15,140	11,302
Total liabilities	7	127,332	95,611
(1) The variation is mainly due to the increase in positions of the Public Treasury.
(2) The variation is mainly due to the evolution of "Reverse repurchase agreement" of BBVA, S.A. compensated with the evolution of "Repurchase agreement" of BBVA, S.A.
10.Non-trading financial assets mandatorily at fair value through profit or loss
The breakdown of the balance under this heading in the condensed consolidated balance sheets is as follows:

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	June 2023	December 2022
Equity instruments	6.2	7,432	6,511
Debt securities	6.2	313	129
Loans and advances to customers	6.2	274	247
Total	7	8,019	6,888

11.Financial assets and liabilities designated at fair value through profit or loss
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	June 2023	December 2022
ASSETS
Debt securities	6.2 / 7	1,004	913
LIABILITIES
Deposits from central banks		111	—
Customer deposits		698	700
Debt certificates issued		3,642	3,288
Other financial liabilities: Unit-linked products		8,126	6,592
Total liabilities	7	12,577	10,580
12.Financial assets at fair value through other comprehensive income
12.1Breakdown of the balance
The breakdown of the balance of this heading of the condensed consolidated balance sheets by type of financial instruments is as follows:

Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	June 2023	December 2022
Equity instruments	6.2	1,254	1,198
Debt securities ⁽¹⁾		62,700	64,150
Loans and advances to credit institutions	6.2	26	26
Total	7	63,979	65,374
Of which: loss allowances of debt securities		(135)	(123)
(1) This includes redesignations from the heading "Financial assets at amortized cost" due to the application of IFRS 17 (see Note 2.1 and Appendix III).
12.2.Gains/losses
Changes in gains (losses)
The changes in the gains/losses (net of taxes) during the six months ended June 30, 2023 and in the year ended December 31, 2022 of debt securities recognized under the equity heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Fair value changes of debt instruments measured at fair value through other comprehensive income” and equity instruments recognized under the equity heading “Accumulated other comprehensive income – Items that will not be reclassified to profit or loss – Fair value changes of equity instruments measured at fair value through other comprehensive income” in the condensed consolidated balance sheets are as follows:

Other comprehensive income - Changes in gains (losses) (Millions of Euros)
		Debt securities		Equity instruments
	Notes	June 2023	December 2022 ⁽¹⁾	June 2023	December 2022
Balance at the beginning		(809)	1,274	(1,194)	(1,079)
Valuation gains and losses		(166)	(3,049)	123	(112)
Amounts transferred to income		—	20
Amounts transferred to Reserves			—	(9)	(2)
Income tax and other		32	946	3	(1)
Balance at the end	27	(943)	(809)	(1,077)	(1,194)
(1) Figures restated due to the application of IFRS 17 (see Notes 1.3 and 2.1).

13.Financial assets at amortized cost
13.1.Breakdown of the balance
The breakdown of the balance under this heading in the condensed consolidated balance sheets according to the nature of the financial instrument is as follows:

Financial assets at amortized cost (Millions of Euros)
	Notes	June 2023	December 2022
Debt securities (1)		44,769	36,639
Loans and advances to central banks		6,734	4,401
Loans and advances to credit institutions		17,577	16,031
Loans and advances to customers		369,761	357,351
Government		23,736	20,892
Other financial corporations		12,821	12,765
Non-financial corporations		165,939	165,433
Other		167,265	158,261
Total	7	438,841	414,421
Of which: impaired assets of loans and advances to customers	6.2	13,787	13,493
Of which: loss allowances of loans and advances	6.2	(11,241)	(11,291)
Of which: loss allowances of debt securities		(98)	(91)
(1) This includes redesignations to the heading "Financial assets at fair value through other comprehensive income" due to the application of IFRS 17 (see Note 2.1 and Appendix III).
13.2.Loans and advances to customers
The breakdown of the balance under this heading in the condensed consolidated balance sheets according to the nature of the financial instrument is as follows:

Loans and advances to customers (Millions of Euros)
	June 2023	December 2022
On demand and short notice	3,064	4,101
Credit card debt	21,446	18,898
Trade receivables	22,824	25,987
Finance leases	9,091	8,571
Reverse repurchase agreements	102	102
Other term loans	307,234	294,059
Advances that are not loans	6,001	5,633
Total	369,761	357,351
14.Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedges of interest rate risk
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk (Millions of Euros)
	June 2023	December 2022
ASSETS
Derivatives - Hedge accounting	1,888	1,891
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(137)	(148)
LIABILITIES
Derivatives - Hedge accounting	3,486	3,303
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—

15.Investments in joint ventures and associates
The breakdown of the balance of “Investments in joint ventures and associates” in the condensed consolidated balance sheets is as follows:

Joint ventures and associates (Millions of Euros)
	June 2023	December 2022
Joint ventures	90	100
Associates	839	816
Total	929	916
16.Tangible assets
The breakdown of the balance and changes of this heading in the condensed consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible assets. Breakdown by type (Millions of Euros)
	June 2023	December 2022
Property, plant and equipment	8,613	8,441
For own use	8,080	7,911
Land and buildings	6,434	6,255
Work in progress	168	93
Furniture, fixtures and vehicles	6,140	5,833
Right to use assets	1,989	1,871
Accumulated depreciation	(6,455)	(5,920)
Impairment	(197)	(220)
Leased out under an operating lease	533	530
Assets leased out under an operating lease	578	582
Accumulated depreciation	(45)	(52)
Investment property	279	296
Building rental	227	242
Other	1	2
Right to use assets	232	213
Accumulated depreciation	(106)	(94)
Impairment	(76)	(67)
Total	8,892	8,737
Purchase of Tree Inversiones Inmobiliarias SOCIMI, S.A. (Tree) from Merlin Properties SOCIMI, S.A.
On June 15, 2022, BBVA acquired from Merlin Properties SOCIMI, S.A. the shares representing the entire share capital of Tree Inversiones Inmobiliarias SOCIMI, S.A (hereinafter “Tree”) for an amount of €1,987 million. This company has 662 properties leased to BBVA that were part of the set of properties that BBVA sold between 2009 and 2010 under a sale and leaseback agreement. Prior to that date, these properties were registered as "Rights of use" in the assets of the consolidated balance sheet of the BBVA Group under the headings "Tangible assets - Property, plant and equipment" and "Tangible assets - Investment property" of the consolidated balance sheet and that, in liabilities, the payment obligation was reflected under the heading "Financial liabilities at amortized cost – Other financial liabilities", in accordance with IFRS 16 Leases.
The Tree purchase transaction has been considered an asset purchase given that the Group has determined that it is not acquiring a set of activities that present elements that could constitute a business. After the closing of this transaction, the BBVA Group has once again become owner of the properties and recorded them at their acquisition price in the Group's Consolidated Financial Statements as of June 30, 2022. The assets acquired that are not used for the Bank's activity are recorded under the heading "Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale" (see Note 20).
The impact of the transaction amounted to €-201 million (losses net of taxes) which was registered under the headings "Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” for an amount of €-134 million and “Tax expense or income related to profit or loss from continuing operations” for an amount of €-67 million from the consolidated income statement of the BBVA Group.

17.Intangible assets
17.1.Goodwill
The breakdown of the balance under this heading in the condensed consolidated balance sheets, according to the cash-generating unit (hereinafter “CGU”) to which goodwill has been allocated, is as follows:

Goodwill. Breakdown by CGU and changes of the year / period (Millions of Euros)
	Mexico	Turkey	Colombia	Chile	Other	Total
Balance as of December 31, 2021	504	152	134	24	4	818
Additions	—	—	—	—	—	—
Exchange difference	55	—	(16)	1	1	41
Impairment	—	—	—	—	—	—
Companies held for sale	—	—		—	—	—
Other		(152)	—	—	—	(152)
Balance as of December 31, 2022	559	—	118	25	5	707
Additions	—	—	—	—	—	—
Exchange difference	69	—	15	1	—	85
Impairment	—	—	—	—	—	—
Companies held for sale	—	—	—	—	—	—
Other	—	—	—	—	—	—
Balance as of June 30, 2023	628	—	133	27	5	793
Impairment test
As mentioned in Note 2.2.7 of the consolidated financial statements for the year 2022, the CGUs to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually or whenever there is any indication of impairment. As of and for the six months ended June 30, 2023, no indicators of impairment have been identified in any CGU.
17.2Other intangible assets
The breakdown of the balance and changes of this heading in the condensed consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of Euros)
	June 2023	December 2022
Computer software acquisition expense	1,448	1,393
Other intangible assets with an infinite useful life	9	13
Other intangible assets with a definite useful life	34	43
Total	1,491	1,449

18.Tax assets and liabilities
18.1Consolidated tax group
Pursuant to current legislation, BBVA consolidated tax group in Spain includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.
The Group’s non-Spanish banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.
18.2Current and deferred taxes
The balance under the heading "Tax assets" in the condensed consolidated balance sheets includes current and deferred tax assets. The balance under the “Tax liabilities” heading includes the Group’s various current and deferred tax liabilities. The details of the mentioned tax assets and liabilities are as follows:

Tax assets and liabilities (Millions of Euros)
	June 2023	December 2022
Tax assets
Current tax assets	2,244	1,978
Deferred tax assets	15,374	14,747
Total	17,618	16,725
Tax liabilities
Current tax liabilities	1,000	1,415
Deferred tax liabilities	2,087	1,520
Total	3,087	2,935
Tax expense or income related to profit or loss from continuing operations
The heading "Tax expense or income related to profit or loss from continuing operations" recorded an expense amounting € 1,978 million in the first half of 2023 applying the estimated tax rate for BBVA Group for the year 2023. In the first half of 2022 an expense of €1,650 million was recorded. In 2023, it is included the revaluation for tax purposes of the immovable properties and other depreciable assets of Garanti BBVA AS arising from the application of the temporary article no. 32 as well as paragraph (ç) of article no. 298 of the Tax Procedure Law no. 213; as of June 30, 2023, a corporate income tax expense credit has been generated in the consolidated financial statements of the BBVA Group, amounting to approximately €205 million, due to the higher tax base of the assets. The increase in the tax base of the assets, which represents a corrective effect of inflation with relation to taxation, will be taken into account when calculating the corporate income tax liability every year.
Corporate Income Tax in Turkey
Following its publication in the Official Gazette on July 15, 2023, Law No. 7456 on Additional Motor Vehicle Tax and Amendments to Certain Laws as well as Decree Law No. 375, for Compensation of Economic Losses Caused by the Earthquakes on February 6, 2023, has entered into force in Turkey. Among other aspects, this Law provides for the modification of the general corporate income tax rate in Turkey from 20% to 25%. However, the general tax rate for banks and financial institutions is increased to 30% (it was already 25%). This change is applicable to profits generated in tax periods beginning on or after January 1, 2023. The Group does not expect significant impacts from this reform.
19.Other assets and liabilities
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

Other assets and liabilities (Millions of Euros)
	June 2023	December 2022
ASSETS
Inventories	456	325
Transactions in progress	68	93
Accruals	1,387	1,461
Other items	2,470	706
Total	4,381	2,586
LIABILITIES
Transactions in progress	87	44
Accruals	2,524	2,595
Other items	2,727	2,269
Total	5,338	4,909

20.Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale
The composition of the balance under the heading “Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale” in the condensed consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale. Breakdown by items (Millions of Euros)
	June 2023	December 2022
ASSETS
Foreclosures and recoveries	993	1,070
Other assets from tangible assets	1,037	1,063
Companies held for sale	46	40
Other assets classified as held for sale	—	—
Accrued amortization	(89)	(93)
Impairment losses	(1,020)	(1,057)
Total	966	1,022
LIABILITIES
Companies held for sale	—	—
Total	—	—
21.Financial liabilities at amortized cost
21.1Breakdown of the balance
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

Financial liabilities measured at amortized cost (Millions of Euros)
	Notes	June 2023	December 2022
Deposits		462,305	459,662
Deposits from central banks		21,070	38,323
Demand deposits		189	205
Time deposits and other		11,254	33,534
Repurchase agreements		9,627	4,584
Deposits from credit institutions		38,891	26,935
Demand deposits		7,314	11,434
Time deposits and other		12,875	11,787
Repurchase agreements		18,703	3,714
Customer deposits		402,344	394,404
Demand deposits		308,688	316,082
Time deposits and other		89,588	76,063
Repurchase agreements		4,067	2,259
Debt certificates issued		63,158	55,429
Other financial liabilities		16,207	14,081
Total	7	541,671	529,172
The amount recorded in "Deposits from central banks - Time deposits and other" includes the drawdowns of the TLTRO III facilities of the European Central Bank, mainly by BBVA S.A., amounting to €3,660 million and €26,711 million, as of June 30, 2023 and December 31, 2022, respectively, after beginning in December 2022 the repayment of the TLTRO III program, for an approximate amount of €35,000 million.
The positive income generated by the drawdowns of the TLTRO III facilities was recorded under the heading of "Interest and other income – Other income" in the condensed consolidated income statement, while the negative remuneration generated by the drawdown of the TLTRO III facilities is recorded under the heading "Interest expense" in the condensed consolidated income statement (see Notes 32.1 and 32.2 respectively).

21.2Deposits from credit institutions
The breakdown by geographical area and the nature of the related instruments of this heading in the condensed consolidated balance sheets is as follows:

Deposits from credit institutions (Millions of Euros)
	Demand deposits	Time deposits and others ⁽¹⁾	Repurchase agreements	Total
June 2023
Spain	1,776	2,410	1,060	5,246
Mexico	640	690	—	1,330
Turkey	16	475	73	565
South America	741	2,545	58	3,344
Rest of Europe	3,197	3,221	17,511	23,929
Rest of the world	944	3,534	—	4,478
Total	7,314	12,875	18,703	38,891
December 2022
Spain	1,215	1,429	67	2,709
Mexico	855	732	—	1,587
Turkey	10	633	29	672
South America	844	2,251	—	3,095
Rest of Europe	3,613	2,944	1,669	8,226
Rest of the world	4,897	3,797	1,949	10,645
Total	11,434	11,787	3,714	26,935
(1) Subordinated deposits are included amounting to €34 million and €24 million as of June 30, 2023 and December 31, 2022, respectively.
21.3Customer deposits
The breakdown by geographical area and the nature of the related instruments of this heading in the condensed consolidated balance sheets is as follows:

Customer deposits (Millions of Euros)
	Demand deposits	Time deposits and others	Repurchase agreements	Total
June 2023
Spain	181,940	13,938	3	195,880
Mexico	69,117	14,449	1,596	85,162
Turkey	19,269	23,406	1,273	43,948
South America	26,937	17,694	—	44,631
Rest of Europe	9,689	16,272	1,196	27,157
Rest of the world	1,736	3,830	—	5,565
Total	308,688	89,588	4,067	402,344
December 2022
Spain	188,803	13,937	2	202,742
Mexico	64,671	12,916	630	78,217
Turkey	22,117	17,254	747	40,118
South America	27,083	14,505	—	41,587
Rest of Europe	11,670	14,224	880	26,774
Rest of the world	1,737	3,228	—	4,965
Total	316,082	76,063	2,259	394,404

21.4Debt certificates
The breakdown of the condensed balance under this heading, by type of financial instrument and by currency, is as follows:

Debt certificates (Millions of Euros)
	June 2023	December 2022
In Euros	41,976	35,611
Promissory bills and notes	3,076	1,079
Non-convertible bonds and debentures	17,519	16,979
Covered bonds	6,809	7,665
Hybrid financial instruments ⁽¹⁾	1,062	959
Securitization bonds	2,412	2,501
Wholesale funding	3,175	139
Subordinated liabilities	7,922	6,289
Convertible perpetual certificates	4,000	3,000
Other non-convertible subordinated liabilities	3,922	3,289
In foreign currencies	21,182	19,819
Promissory bills and notes	299	351
Non-convertible bonds and debentures	9,467	9,323
Covered bonds	103	114
Hybrid financial instruments ⁽¹⁾	4,266	3,724
Securitization bonds	—	—
Wholesale funding	57	111
Subordinated liabilities	6,991	6,196
Convertible perpetual certificates	1,842	1,876
Other non-convertible subordinated liabilities	5,149	4,320
Total	63,158	55,429
(1) Corresponds to structured note issuances with embedded derivatives that have been segregated according to IFRS 9.
21.5Other financial liabilities
The breakdown of the balance under this heading in the condensed consolidated balance sheets is as follows:

Other financial liabilities (Millions of Euros)
	June 2023	December 2022
Lease liabilities	1,407	1,398
Creditors for other financial liabilities	4,229	3,584
Collection accounts	4,806	3,426
Creditors for other payment obligations	5,765	5,673
Total	16,207	14,081
22.Assets and liabilities under insurance and reinsurance contracts
As of June 30, 2023 and December 31, 2022, the balance under this heading "Insurance and reinsurance assets" amounted to €212 million and €183 million, respectively.
The breakdown of the condensed balance under the heading “Liabilities under insurance and reinsurance contracts” is as follows:

Liabilities under insurance and reinsurance contracts (Millions of Euros)
	June 2023	December 2022
Liabilities for remaining coverage	10,460	9,157
Liabilities for incurred claims	1,078	974
Total	11,537	10,131

23.Provisions
The breakdown of the balance under this heading in the condensed consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of Euros)
	Notes	June 2023	December 2022
Provisions for pensions and similar obligations		2,581	2,632
Other long term employee benefits		454	466
Provisions for taxes and other legal contingencies	6.1	686	685
Commitments and guarantees given	30	748	770
Other provisions ⁽¹⁾		390	380
Total		4,859	4,933
(1) Individually non-significant provisions for various concepts and corresponding to different geographical areas.
Ongoing legal proceedings and litigation
The financial sector faces an environment of increased regulatory pressure and litigation. In this environment, the various Group entities are often sued on lawsuits and are therefore involved in individual or collective legal proceedings and litigation arising from their activity and operations, including proceedings arising from their lending activity, from their labor relations and from other commercial, regulatory or tax issues, as well as in arbitration.
On the basis of the information available, the Group considers that, at June 30, 2023, the provisions made in relation to judicial proceedings and arbitration, where so required, are adequate and reasonably cover the liabilities that might arise, if any, from such proceedings. Furthermore, on the basis of the information available and with the exceptions indicated in Note 6.1 "Risk factors", BBVA considers that the liabilities that may arise from such proceedings will not have, individually, a significant adverse effect on the Group's business, financial situation or results of operations.
24.Pension and other post-employment commitments
The Group sponsors defined-contribution plans for the majority of its active employees, with the plans in Spain and Mexico being the most significant. Most of the defined benefit plans are for individuals already retired, and are closed to new employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members, both in active service and retirement.
The amounts relating to post-employment benefits charged to the condensed consolidated income statement are as follows:

Condensed consolidated income statement impact (Millions of Euros)
	Notes	June 2023	June 2022
Interest income and expense		66	21
Personnel expense		92	61
Defined contribution plan expense	38.1	69	41
Defined benefit plan expense	38.1	23	20
Provisions or (reversal) of provisions	40	32	(49)
Total expense (income)		191	34
25.Capital
As of June 30, 2023 BBVA’s share capital amounted to €2,923,081,772.45 divided into 5,965,473,005 shares (€2,954,757,116.36 divided into 6,030,116,564 shares as of December 31, 2022). The variation is due to the partial execution, notified on June 2, 2023, of the share capital reduction resolution adopted by the Ordinary General Shareholders' Meeting of BBVA held on March 17, 2023, under item 3 of the agenda (see Note 4).
As of such dates mentioned, all shares were fully subscribed and paid-up, of the same class and series, of €0.49 par value each, and represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.
BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its Annual General Meetings or restricting or placing conditions on the free transferability of BBVA shares. BBVA is not aware of any agreement that could give rise to changes in the control of the Bank.

26.Retained earnings and other reserves
The breakdown of the balance under this heading in the condensed consolidated balance sheet is as follows:

Retained earnings and other reserves (Millions of Euros)
	June 2023	December 2022
Retained earnings	36,379	32,711
Other reserves	2,250	2,345
Total	38,629	35,056
27.Accumulated other comprehensive income
The breakdown of the balance under this heading in the condensed consolidated balance sheet is as follows:

Accumulated other comprehensive income (loss). Breakdown by concepts (Millions of Euros)
	Notes	June 2023	December 2022
Items that will not be reclassified to profit or loss		(1,958)	(1,881)
Actuarial gains (losses) on defined benefit pension plans		(939)	(760)
Non-current assets and disposal groups classified as held for sale		—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income	12.2	(1,077)	(1,194)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		58	72
Items that may be reclassified to profit or loss		(14,961)	(15,760)
Hedge of net investments in foreign operations (effective portion)		(2,197)	(1,408)
Mexican peso		(2,835)	(1,751)
Turkish lira		657	358
Other exchanges		(19)	(15)
Foreign currency translation		(11,573)	(13,078)
Mexican peso		(465)	(2,791)
Turkish lira		(7,598)	(6,599)
Argentine peso		(910)	(868)
Venezuela Bolívar		(1,866)	(1,850)
Other exchanges		(733)	(969)
Hedging derivatives. Cash flow hedges (effective portion)		(243)	(447)
Fair value changes of debt instruments measured at fair value through other comprehensive income	12.2	(943)	(809)
Non-current assets and disposal groups classified as held for sale		—	—
Share of other recognized income and expense of investments in joint ventures and associates		(5)	(18)
Total		(16,919)	(17,642)
The balances recognized under these headings are presented net of tax.

28.Non-controlling interest
The breakdown by groups of consolidated entities of the balance under the heading “Minority interests (non-controlling interest)” of the condensed consolidated balance sheets is as follows:

Non-controlling interests. Breakdown by subgroups (Millions of Euros)
	June 2023	December 2022
Garanti BBVA	1,012	1,179
BBVA Peru	1,535	1,469
BBVA Argentina	694	687
BBVA Colombia	72	73
BBVA Venezuela	96	95
Other entities	109	119
Total	3,517	3,623
These amounts are broken down by groups of consolidated entities under the heading “Profit (Loss) - Attributable to minority interest (non-controlling interest)” in the condensed consolidated income statement:

Profit attributable to non-controlling interests. Breakdown by subgroups (Millions of Euros)
	June 2023	June 2022
Garanti BBVA	92	(61)
BBVA Peru	129	130
BBVA Argentina	46	45
BBVA Colombia	(3)	4
BBVA Venezuela	13	2
Other entities	(11)	(3)
Total	266	117
29.Capital base and capital management
The eligible capital instruments and the risk-weighted assets of the Group (phased-in) are shown below, calculated in accordance with the applicable regulation, considering the entities in scope required by such regulation, as of June 30, 2023 and December 31, 2022:

Capital ratios (phased-in)
	June 2023 ⁽¹⁾ ⁽²⁾	December 2022
Eligible Common Equity Tier 1 capital (millions of Euros) (a)	45,153	42,738
Eligible Additional Tier 1 capital (millions of Euros) (b)	6,171	5,193
Eligible Tier 2 capital (millions of Euros) (c)	7,021	5,930
Risk Weighted Assets (millions of Euros) (d)	347,488	337,066
Common Tier 1 capital ratio (CET 1) (A)=(a)/(d)	12.99%	12.68%
Additional Tier 1 capital ratio (AT 1) (B)=(b)/(d)	1.78%	1.54%
Tier 1 capital ratio (Tier 1) (A)+(B)	14.77%	14.22%
Tier 2 capital ratio (Tier 2) (C)=(c)/(d)	2.02%	1.76%
Total capital ratio (A)+(B)+(C)	16.79%	15.98%
(1) Provisional data.
(2) The difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly as a result of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873). In 2023, there are no differences between phased-in and fully-loaded ratios due to the aforementioned temporary treatment.
BBVA’s fully-loaded CET1 ratio stood at 12.99% as of June 30, 2023, which represents an increase of +38 basis points compared to December 31, 2022, being equal to the consolidated phased-in CET1 (12.99%, which represents an increase of +31 basis points in the first half of the year), as a result of the fact that, as of June 30, 2023, the transitory adjustments for the treatment of the impacts of IFRS 9 have no effect on capital ratios.
These ratios include the supervisory effect included during the first quarter of 2023, with an impact of -20 basis points of CET1. Additionally, the reversal of the CET1 deduction for the prudential hedging of non-performing exposures is included, once it has been incorporated in the Group's capital requirement, resulting in an impact of +19 basis points. Excluding these effects, the fully-loaded CET1 ratio, as of June 30, 2023, increased by +39 basis points compared to December 31, 2022.
Fully-loaded risk-weighted assets (RWA) increased in the first half of the year by €10,603 million, mainly as a result of organic generation, which was partially offset by the effect of changes in exchange rates.
The fully-loaded additional Tier 1 capital ratio (AT1) stood at 1.78% (1.78% phased-in) as of June 30, 2023, which includes the effect of the issuance of perpetual contingent convertible securities (CoCos), carried out in June 2023 for a total nominal amount of €1,000 million.

The fully-loaded Tier 2 ratio stood at 2.02%, as of June 30, 2023, which represents an increase of +23 basis points compared to December 31, 2022, mainly due to the issuance of subordinated bonds in Spain with a nominal amount of €750 million and another in Mexico for a nominal amount of $1,000 million, both in June 2023. The phased-in Tier 2 ratio also stood at 2.02%.
As a result of the above, the total fully-loaded capital ratio stood at 16.79% as of June 30, 2023, and total phased-in ratio stood at 16.79%.
With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, on March, 8, 2022 BBVA disclosed the reception of a communication from the Bank of Spain regarding its minimum requirement for own funds and eligible liabilities, established by the Single Resolution Board (hereinafter "SRB"), calculated taking into account the financial and supervisory information as of June 30, 2021.
In accordance with this communication, BBVA must maintain, as from January 1, 2022, an amount of own funds and eligible liabilities equal to 21.46% of the total RWA of its resolution group, on sub-consolidated level (hereinafter, the "MREL in RWA"), within this MREL in RWA, an amount equal to 13.50% of the RWA shall be met with subordinated instruments (the "subordination requirement in RWA").The MREL in RWA and the subordination requirement in RWA do not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, would be estimated at 3.32%, considering the exposures subject to the calculation of the countercyclical buffer as of June 30, 2023.
In addition, BBVA has to reach, since January 1, 2022, an amount of own funds and eligible liabilities in terms of the total exposure considered for calculating the leverage ratio equal to 7.27% (the “MREL in LR”) of which 5.61% in terms of the total exposure considered for calculating the leverage ratio shall be satisfied with subordinated instruments (the "subordination requirement in LR").
Given the own funds and eligible liabilities structure of the resolution group, as of June 30, 2023, the MREL in RWA ratio stood at 28.05%, complying with the aforementioned requirement. Finally, as of June 30, 2023, the MREL in LR was 11.25% and the subordination ratios in terms of RWA and in terms of LR were 22.90% and 9.18%, respectively.
On June 14, 2023 the Group disclosed the reception of a new communication from the Bank of Spain regarding its MREL requirement, established by the SRB, calculated taking into account the financial and supervisory information as of December 31, 2021. In accordance with this new communication, BBVA has to reach, starting January 1, 2024 a MREL in RWA equal to 22.11% and a subordination requirement in RWA equal to 13.50%. The MREL in RWA and the subordination requirement in RWA do not include the applicable combined capital buffer requirement which, according to applicable regulations and supervisory criteria, would be estimated at 3.32%, considering the exposures subject to the calculation of the countercyclical buffer as of June 30, 2023. Given the own funds and eligible liabilities structure of the resolution group, as of June 30, 2023 the MREL in RWA met the requirement.
The breakdown of the leverage ratio as of June 30, 2023 and December 31, 2022, calculated according to CCR, is as follows:

Leverage ratio
	June 2023 ⁽¹⁾	December 2022
Tier 1 (millions of Euros) (a)	51,324	47,931
Exposure to leverage ratio (millions of Euros) (b)	792,051	738,413
Leverage ratio (a)/(b) (percentage)	6.48%	6.49%
(1) Provisional data
Finally, as of June 30, 2023, the phased-in leverage ratio, which includes the transitory treatment of certain capital elements (mainly the impact of IFRS 9), stood at 6.48% with a slight reduction in the first half of the year, which is mainly explained by the increase in the exposure to the leverage ratio, offset in part by the increase in Tier 1 capital.

30.Commitments and guarantees given
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

Commitments and guarantees given (Millions of Euros)
	Notes	June 2023	December 2022
Loan commitments given	6.2.2	155,009	136,920
Of which: impaired		164	177
Central banks		162	—
General governments		2,410	3,031
Credit institutions		27,971	15,407
Other financial corporations		5,962	5,895
Non-financial corporations		67,741	68,120
Households		50,763	44,467
Financial guarantees given	6.2.2	16,007	16,511
Of which: impaired ⁽¹⁾		233	281
Central banks		—	—
General governments		173	96
Credit institutions		430	475
Other financial corporations		1,311	1,263
Non-financial corporations		13,951	14,541
Households		142	135
Other commitments given	6.2.2	39,561	39,137
Of which: impaired ⁽¹⁾		672	689
Central banks		—	—
General governments		304	215
Credit institutions		3,976	4,134
Other financial corporations		1,897	1,758
Non-financial corporations		33,211	32,858
Households		174	171
Total	6.2.2	210,578	192,568
(1) Impaired financial guarantees given amounted to €905 and €970 million, respectively, as of June 30, 2023 and December 31, 2022, respectively.
As of June 30, 2023 and December 31, 2022, the provisions for loan commitments given, financial guarantees given and other commitments given, recorded in the consolidated balance sheet amounted €239 million, €138 million and €372 million; and €243 million, €175 million and €353 million, respectively (see Note 23).
Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.
31.Other contingent assets and liabilities
As of June 30, 2023 and December 31, 2022, there were no material contingent assets or liabilities other than those disclosed in these Notes.

32.Net interest income
32.1Interest and other income
The breakdown of the interest and other income recognized in the condensed consolidated income statement is as follows:

Interest and other income. Breakdown by origin (Millions of Euros)
	June 2023	June 2022
Financial assets held for trading	2,093	774
Financial assets at fair value through other comprehensive income	1,913	1,304
Financial assets at amortized cost	17,305	10,395
Insurance activity	493	602
Adjustments of income as a result of hedging transactions	(57)	(63)
Other income ⁽¹⁾	149	391
Total	21,897	13,403
(1) The balance includes the interest accrued from TLTRO III operations which amounted to €191 million for the six months ended June 30, 2022 (See Note 21.1).
32.2Interest expense
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

Interest expense. Breakdown by origin (Millions of Euros)
	June 2023	June 2022
Financial liabilities held for trading	1,532	553
Financial liabilities designated at fair value through profit or loss	51	20
Financial liabilities at amortized cost	8,215	3,775
Adjustments of expense as a result of hedging transactions	296	(178)
Insurance activity	294	439
Cost attributable to pension funds	59	31
Other expense	40	225
Total	10,487	4,865
33.Dividend income
The balances for this heading in the condensed consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method, as per the breakdown below:

Dividend income (Millions of Euros)
	June 2023	June 2022
Non-trading financial assets mandatorily at fair value through profit or loss	10	13
Financial assets at fair value through other comprehensive income	63	63
Total	73	76

34.Fee and commission income and expense
The breakdown of the balance under these headings in the condensed consolidated income statements is as follows:

Fee and commission income. Breakdown by origin (Millions of Euros)
	June 2023	June 2022
Bills receivables	13	13
Demand accounts	165	233
Credit and debit cards and POS	1,968	1,610
Checks	89	81
Transfers and other payment orders	422	389
Insurance product commissions	180	127
Loan commitments given	139	123
Other commitments and financial guarantees given	225	200
Asset management	670	610
Securities fees	148	131
Custody securities	100	91
Other fees and commissions	379	354
Total	4,498	3,964
The breakdown of the balance under these headings in the condensed consolidated income statements is as follows:

Fee and commission expense. Breakdown by origin (Millions of Euros)
	June 2023	June 2022
Demand accounts	2	2
Credit and debit cards	1,022	851
Transfers and other payment orders	75	62
Commissions for selling insurance	24	24
Custody securities	42	48
Other fees and commissions	425	318
Total	1,590	1,305

35.Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net
The breakdown of the balance under these headings, by source of the related items, in the condensed consolidated income statements is as follows:

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net (Millions of Euros)
	June 2023	June 2022
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	(1)	39
Financial assets at amortized cost	35	8
Other financial assets and liabilities	(36)	31
Gains (losses) on financial assets and liabilities held for trading, net	283	11
Reclassification of financial assets from fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	283	11
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	(35)	(35)
Reclassification of financial assets from fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	(35)	(35)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	150	348
Gains (losses) from hedge accounting, net	73	16
Subtotal gains (losses) on financial assets and liabilities	469	379
Exchange differences, net	304	716
Total	773	1,096
The breakdown of the balance (excluding exchange rate differences) under this heading in the income statements by the nature of financial instrument is as follows:

Gains (losses) on financial assets and liabilities. Breakdown by nature of the financial instrument (Millions of Euros)
	June 2023	June 2022
Debt instruments	259	(1,354)
Equity instruments	467	(1,224)
Trading derivatives and hedge accounting	(865)	1,189
Loans and advances to customers	46	(100)
Customer deposits	(17)	179
Other	579	1,690
Total	469	379
36.Other operating income and expense
The breakdown of the balance under the heading “Other operating income” in the condensed consolidated income statements is as follows:

Other operating income (Millions of Euros)
	June 2023	June 2022
Gains from sales of non-financial services	184	135
Other operating income	149	161
Total	333	297

The breakdown of the balance under the heading “Other operating expense” in the condensed consolidated income statements is as follows:

Other operating expense (Millions of Euros)
	June 2023	June 2022
Change in inventories	69	62
Contributions to guaranteed banks deposits funds	457	490
Hyperinflation adjustment ⁽¹⁾	822	916
Other operating expense ⁽²⁾	595	335
Total	1,944	1,803
(1) In the six months ended June 30, 2023, it includes €237 million due to Turkey and €571 million due to Argentina. In June 2022, it includes €554 million due to Turkey and €360 million due to Argentina.
(2) In the six months ended June 30, 2023, it includes €225 million corresponding to the estimated total annual amount of the temporary tax on credit institutions and financial credit establishments, according to Law 38/2022 of December 27, 2022.
37.Income and expense from insurance and reinsurance contracts
The detail of the headings “Income and expense from insurance and reinsurance contracts” in the condensed consolidated income statements is as follows:

Income and expense from insurance and reinsurance contracts (Millions of Euros)
	June 2023	June 2022
Income from insurance and reinsurance contracts	1,645	1,343
Expense from insurance and reinsurance contracts	(1,065)	(802)
Total	580	540
38.Administration costs
38.1Personnel expense
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

Personnel expense (Millions of Euros)
	Notes	June 2023	June 2022
Wages and salaries		2,358	1,996
Social security costs		410	354
Defined contribution plan expense	24	69	41
Defined benefit plan expense	24	23	20
Other personnel expense		221	170
Total		3,081	2,582
38.2Other administrative expense
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

Other administrative expense. Breakdown by main concepts (Millions of Euros)
	June 2023	June 2022
Technology and systems	799	663
Communications	107	98
Advertising	164	122
Property, fixtures and materials	249	216
Taxes other than income tax	228	170
Surveillance and cash courier services	120	104
Other expense	515	418
Total	2,181	1,790

39.Depreciation and amortization
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

Depreciation and amortization (Millions of Euros)
	June 2023	June 2022
Tangible assets	415	405
For own use	261	237
Right-of-use assets	152	166
Investment properties and other	2	2
Intangible assets	261	247
Total	676	652
40.Provisions or reversal of provisions
In the six months ended June 30, 2023 and 2022 the net provisions recognized in this condensed income statement line item were as follows:

Provisions or reversal of provisions (Millions of Euros)
	Notes	June 2023	June 2022
Pensions and other post-employment defined benefit obligations	24	32	(49)
Commitments and guarantees given		14	27
Pending legal issues and tax litigation		72	105
Other provisions		11	29
Total		129	112
41.Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
The breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification by the nature of those assets in the condensed consolidated income statements is as follows:

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification (Millions of Euros)
	Notes	June 2023	June 2022
Financial assets at fair value through other comprehensive income - Debt securities	12.2	35	50
Financial assets at amortized cost		1,958	1,391
Of which: recovery of written-off assets by cash collection		(174)	(192)
Total		1,993	1,441
42.Impairment or reversal of impairment on non-financial assets
The impairment losses on non-financial assets broken down by the nature of those assets in the condensed consolidated income statements are as follows:

Impairment or reversal of impairment on non-financial assets (Millions of Euros)
	June 2023	June 2022
Tangible assets	(3)	(22)
Intangible assets	10	5
Others	6	17
Total	13	—

43.Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	June 2023	June 2022
Gains on sale of real estate	27	53
Impairment of non-current assets held for sale	2	(173)
Gains (losses) on sale of investments classified as non-current assets held for sale	—	—
Total	29	(120)
44.Related-party transactions
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions. As of June 30, 2023 and December 31, 2022, the transactions with related parties are the following:
44.1    Transactions with significant shareholders
As of June 30, 2023 and December 31, 2022 there were no shareholders considered significant.
44.2    Transactions with BBVA Group entities
The balances of the main captions in the condensed consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

Balances arising from transactions with entities of the Group (Millions of Euros)
	June 2023	December 2022
Assets
Loans and advances to credit institutions	9	9
Loans and advances to customers	1,250	1,842
Debt securities	8	7
Liabilities
Deposits from credit institutions	1	1
Customer deposits	155	204
Memorandum accounts
Financial guarantees given	97	136
Other commitments given	765	751
Loan commitments given	5	10
The balances of the main aggregates in the condensed consolidated income statements resulting from transactions with associates and joint venture entities are as follows:

Balances of consolidated income statement arising from transactions with entities of the Group (Millions of Euros)
	June 2023	June 2022
Income statement
Interest and other income	15	10
Interest expense	2	—
Fee and commission income	2	3
Fee and commission expense	23	18
There were no other material effects in the Consolidated Financial Statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1 to the consolidated financial statements of 2022) and from the insurance policies to cover pension or similar commitments (see Note 25 to the consolidated financial statements of 2022) and the derivatives transactions arranged by BBVA Group with these entities, associates and joint ventures.
In addition, as part of its regular activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the Consolidated Financial Statements.

44.3    Transactions with members of the Board of Directors and Senior Management
The transactions entered into between BBVA or its Group companies with members of the Board of Directors and Senior Management of the Bank or their related parties were within the scope of the ordinary course of business of the Bank and were immaterial, defined as transactions the disclosure of which is not necessary to present a true and fair view of the Bank's equity, financial position and results, and were concluded on normal markets terms or on terms applicable to the rest of employees.
The amount and nature of the main transactions carried out with members of the Board of Directors and Senior Management of the Bank, or their respective related parties, are shown below.

Balance (thousands of Euros)
	30th June 2023				31st December 2022
	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management
Loans and credits	645	1,950	6,415	746	668	1,880	6,321	764
Bank guarantees	—	—	10	—	—	—	10	—
(1) Excluding executive directors.
The information on the remuneration and other benefits for the members of the BBVA Board of Directors and Senior Management is included in Note 45.

45.Remuneration and other benefits for the Board of Directors and members of the Bank's Senior Management
Note 54 of the report of the consolidated annual financial statements of the BBVA Group for the year ended December 31, 2022 sets out the remuneration and other benefits for members of the Board of Directors and Senior Management of the Bank, including a description of the remuneration policy and system applicable to them, as well as information on the conditions granting entitlement to the remuneration and other benefits for the year then ended. There now follows a description of the remuneration and other benefits of the members of the Board of Directors and Senior Management of the Bank for the first half of 2023 and 2022 in accordance with the applicable remuneration policies and systems.
Remuneration of non-executive directors
The remuneration of non-executive directors corresponding to the first half of 2023 and 2022 is shown below, individualized and by remuneration item:

Remuneration of non-executive directors (thousands of Euros) (1)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (2)	Total
									June 2023	June 2022
José Miguel Andrés Torrecillas	64	83	50	—	—	58	—	25	280	263
Jaime Caruana Lacorte	64	83	66	53	—	—	—	—	267	284
Sonia Dulá (3)	43	—	11	18	—	—	—	—	72	—
Raúl Galamba de Oliveira	64	—	—	71	—	8	21	40	205	153
Belén Garijo López	64	28	22	—	54	23	—	—	191	174
Connie Hedegaard Koksbang	64	—	11	—	—	—	—	—	75	43
Lourdes Máiz Carro	64	—	33	—	21	—	—	—	119	119
José Maldonado Ramos	64	83	—	—	—	23	—	—	171	171
Ana Peralta Moreno	64	—	33	—	21	—	—	—	119	119
Juan Pi Llorens	64	—	—	89	—	23	21	—	198	243
Ana Revenga Shanklin	64	—	—	53	7	—	21	—	146	125
Susana Rodríguez Vidarte (4)	32	42	—	27	—	12	—	—	112	224
Carlos Salazar Lomelín	64	—	—	—	21	—	—	—	86	86
Jan Verplancke	64	—	—	—	21	—	21	—	107	107
Total	847	320	226	312	146	146	86	65	2,149	2,111
(1) Includes amounts corresponding to the positions on the Board and its various Committees, the composition of which was modified on April 26, 2023 with effects as from May 1, 2023.
In addition, Carlos Salazar Lomelín received, in the first half of 2023 and 2022, a total of €58 thousand and €54 thousand, respectively, in attendance fees for his membership of the management body of BBVA México, S.A. and Grupo Financiero BBVA México, S.A. de C.V., and of strategy forum of BBVA México.
(2) Amounts corresponding to the positions of Deputy Chair of the Board of Directors and Lead Director.
(3) Director appointed at the General Meeting held on March 17, 2023. Remuneration received based on the date of acceptance of the position.
(4) Director who left office on March 17, 2023. Remuneration pertaining to her effective term of office in 2023.
In addition, in the first half of 2023 and 2022, €123 thousand and €110 thousand, respectively, were paid in respect of healthcare and accident insurance premiums for non-executive directors.

Remuneration system with deferred delivery of shares for non-executive directors
During the first half of 2023 and 2022, the following theoretical shares were allocated to the non-executive directors under the remuneration system with deferred delivery of shares, equivalent to 20% of the total annual fixed cash allowance received by each of them in financial years 2022 and 2021, respectively. These shares will be delivered to each beneficiary, where applicable, after they leave their positions as directors for any reason other than serious dereliction of their duties.

	June 2023		June 2022
	Theoretical shares allocated (1)	Theoretical shares accumulated at June 30	Theoretical shares allocated (1)	Theoretical shares accumulated at June 30
José Miguel Andrés Torrecillas	16,023	134,048	19,253	118,025
Jaime Caruana Lacorte	17,255	94,960	20,733	77,705
Sonia Dulá (2)	0	0	0	0
Raúl Galamba de Oliveira	10,091	29,768	10,177	19,677
Belén Garijo López	10,603	101,192	12,741	90,589
Connie Hedegaard Koksbang (3)	3,263	3,263	0	0
Lourdes Máiz Carro	7,237	71,593	8,696	64,356
José Maldonado Ramos	10,397	146,874	12,493	136,477
Ana Peralta Moreno	7,237	42,329	8,696	35,092
Juan Pi Llorens	13,943	148,542	18,703	134,599
Ana Revenga Shanklin	8,035	24,214	8,611	16,179
Susana Rodríguez Vidarte (4)	13,648	0	16,400	177,775
Carlos Salazar Lomelín	5,218	17,130	6,270	11,912
Jan Verplancke	6,521	35,772	7,835	29,251
Total	129,471	849,685	150,608	911,637
(1) The number of theoretical shares allocated has been calculated based on the average of the closing prices of the BBVA share during the 60 trading sessions prior to the General Meetings of March 17, 2023 and March 18, 2022, which was €6.58 and €5.47 per share, respectively.
(2) Director appointed at the General Meeting held on March 17, 2023; therefore, no theoretical shares will be allocated to her until 2024.
(3) Director appointed at the General Meeting held on March 18, 2022; therefore the allocation of theoretical shares was made for the first time in 2023.
(4) Director who left office on March 17, 2023. Under the system, she received a total of 191,423 BBVA shares following her departure, equivalent to the total number of theoretical shares accumulated up to that date.
Remuneration of executive directors
The remuneration of executive directors corresponding to the first half of 2023 an of 2022 is shown below, individualized and by remuneration item:

Annual Fixed Remuneration (thousands of Euros)
	June 2023	June 2022
Chair	1,462	1,462
Chief Executive Officer	1,090	1,090
Total	2,551	2,551
In addition, in the first half of 2023 and 2022, and in accordance with the terms of his contract and the provisions of the BBVA Directors’ Remuneration Policy applicable in each year, the Chief Executive Officer received the amounts of €327 thousand as “cash in lieu of pension” (equivalent to 30% of his Annual Fixed Remuneration) and €300 thousand as a mobility allowance.

Remuneration in kind (thousands of Euros)
Likewise, in the first half of 2023 and 2022, remuneration in kind was paid in favor of the executive directors, including insurance premiums and other items, amounting to €190 thousand and €259 thousand in the case of the Chair and €127 thousand and €151 thousand in the case of the Chief Executive Officer, respectively.

Annual Variable Remuneration (thousands of Euros)
The Annual Variable Remuneration (hereinafter, the “AVR”) accrues and is awarded, if applicable, following the end of the corresponding financial year and, thus, no amount is shown for the first half of 2023 and 2022.
The amount of the Annual Variable Remuneration for 2023 will be determined in 2024, with the Upfront Portion (40%) to be paid in the first half of 2024, provided the relevant conditions are met. All of it, in accordance with applicable rules and conditions governing Annual Variable Remuneration, as set out in the BBVA Directors’ Remuneration Policy approved by the General Meeting on March 17, 2023.
In the first half of 2023, the executive directors received the Upfront Portion (40%) of their Annual Variable Remuneration for 2022, in equal parts in cash and BBVA shares (€926 thousand and 158,169 shares in the case of the Chair and €712 thousand and 121,646 shares in the case of the Chief Executive Officer). The remaining 60% has been deferred (40% in cash and 60% in shares) over a period of 5 years (Deferred Portion) and will be paid, provided that the relevant conditions are met, proportionally, once each of the 5 years of deferral has elapsed, in an amount equal to 20% of the Deferred Portion each year. The Deferred Portion may be reduced, but never increased, depending on the outcome of the multi-year performance indicators determined by the Board of Directors at the beginning of 2022. All of the foregoing, subject to the rules applicable to the Annual Variable Remuneration provided for in the BBVA Directors’ Remuneration Policy approved by the General Meeting on April 20, 2021.

The executive directors likewise received, during the first half of 2023, the remuneration pertaining to the Deferred AVR for previous years, payment of which was due, following the end of financial year 2022. This remuneration was paid to the Chairman and Chief Executive Officer in the percentages applicable in each case, in accordance with the vesting and payment rules set out in the remuneration policies in force in each year:
•2021 Deferred AVR: first payment (20% of the Deferred Portion) was made to the executive directors, including the update of its cash portion (€215 thousand and 57,325 shares in the case of the Chair and €164 thousand and 43,552 shares in the case of the Chief Executive Officer). Thereafter, 80% of the 2021 Deferred AVR is still deferred for both executive directors and will be paid, if the relevant conditions are met, in 2024, 2025, 2026 and 2027.
•2019 Deferred AVR: first payment (60% of the Deferred Portion) was made to the executive directors, including the update of its cash portion, after having confirmed that no reduction should be made in view of the result of the multi-year performance indicators determined in 2019 by the Board of Directors (€513 thousand and 136,587 shares in the case of the Chair and €460 thousand and 122,572 shares in the case of the Chief Executive Officer). Thereafter, 40% of the 2019 Deferred AVR is still deferred for both executive directors and will be paid, if the relevant conditions are met, in 2024 and 2025.
•2018 Deferred AVR: second payment (20% of the Deferred Portion) was made to the Chair, including the update of its cash portion (€128 thousand and 35,795 shares). Thereafter, 20% of the 2018 Deferred AVR is still deferred and will be paid, if the relevant conditions are met, in 2024. This remuneration is associated with his previous position as Chief Executive Officer.
•2017 Deferred AVR: third and last payment (20% of the Deferred Portion) was made to the Chair, including the update of its cash portion (€154 thousand and 27,898 shares). After this, payment of the 2017 Deferred AVR of the Chair was concluded. This remuneration was associated with his previous position as Chief Executive Officer.
In attention to the exceptional circumstances arising from the COVID-19 crisis, the executive directors voluntarily waived the generation of the full 2020 AVR.
Pension commitments with executive directors

Executive directors (thousands of Euros)
	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	June 2023	June 2022	June 2023	June 2022	June 2023	June 2022
Chair	239	232	161	237	23,691	22,973
Chief Executive Officer	—	—	115	143	—	—
Total	239	232	276	379	23,691	22,973
(1) Contributions registered to meet pension commitments with executive directors in the proportional part for the first half of 2023 and 2022. In the case of the Chair, these contributions correspond to the sum of the annual retirement pension contribution and the adjustment made to the part qualifying as “discretionary pension benefits” for financial years 2022 and 2021, the contribution of which was to be made in 2023 and 2022, respectively, and to the premiums for death and disability in the portion corresponding to the first half of each financial year. In the case of the Chief Executive Officer, the contributions registered correspond solely to the insurance premiums paid by the Bank corresponding to the first half of each financial year to cover the contingencies of death and disability, as in his case, the Bank has not undertaken any commitments to cover the contingency of retirement.
Remuneration of members of Senior Management
The remuneration of all members of Senior Management, excluding executive directors, corresponding to the first half of 2023 and 2022 (16 members qualifying as such at June 30, 2023 and June 30, 2022) is as follows by remuneration item:

Fixed remuneration (thousands of Euros)
	June 2023	June 2022
Senior Management Total	9,421	8,966

Remuneration in kind (thousands of Euros)
In the first half of 2023 and 2022, remuneration in kind, including insurance premiums and other items, was paid in favor of all members of Senior Management, excluding the executive directors, for a joint total of €756 thousand and €831 thousand, respectively.

Annual Variable Remuneration (thousands of Euros)
The Annual Variable Remuneration accrues and is awarded, if applicable, following the end of the corresponding financial year and, thus, no amount is shown for the first half of 2023 and 2022.
The amount of the Annual Variable Remuneration for 2023 will be determined in 2024, with the Upfront Portion (40%) to be paid in the first half of 2024, provided the relevant conditions are met. All of it, in accordance with the rules and conditions governing the Annual Variable Remuneration of members of Senior Management, as set out in the BBVA Group’s General Remuneration Policy approved by the Board of Directors on March 29, 2023.

In the first half of 2023, the members of Senior Management received the Upfront Portion (40%) of their Annual Variable Remuneration for 2022, in equal parts in cash and BBVA shares, for a total of €2,158 thousand and 365,746 shares for all members of Senior Management. The remaining 60% has been deferred (40% in cash and 60% in shares) over a period of 5 years (Deferred Portion) and will be paid, provided that the relevant conditions are met, proportionally, once each of the 5 years of deferral has elapsed, in an amount equal to 20% of the Deferred Portion each year. The Deferred Portion may be reduced, but never increased, depending on the outcome of the multi-year performance indicators determined by the Board of Directors at the beginning of 2022. All of the foregoing, subject to the rules applicable to the Annual Variable Remuneration provided for in the BBVA Group’s General Remuneration Policy, as approved by the Board of Directors on June 30, 2021.
Members of Senior Management likewise received, in the first half of 2023, the remuneration pertaining to the Deferred AVR for previous years, payment of which was due, following the end of financial year 2022. This remuneration was paid in the percentages applicable in each case, in accordance with the vesting and payment rules set out in the remuneration policies in force in each year:
•2021 Deferred AVR: first payment (20% of the Deferred Portion) was made, including the update of its cash portion. Under this item, all members of Senior Management jointly received a total of €477 thousand and 124,602 shares. Thereafter, 80% of the 2021 Deferred AVR is still deferred, and will be paid, if the relevant conditions are met, in 2024, 2025, 2026 and 2027.
•2019 Deferred AVR: first payment (60% of the Deferred Portion) or payment in full (depending on the payment schedule applicable to each beneficiary under the policies in force in 2019) was made, including the update of its cash portion, after having confirmed that no reduction should be made in view of the result of the multi-year performance indicators determined by the Board of Directors in 2019. In addition, first payment of the deferred portion of a retention plan was made to two members of Senior Management. Under these items, all members of Senior Management jointly received a total of €1,364 thousand and 320,172 shares. Thereafter, for certain members of Senior Management, 40% of the 2019 Deferred AVR and of the retention plans of the two members who are beneficiaries is still deferred and will be paid, if the relevant conditions are met, in 2024 and 2025.
•2018 Deferred AVR: second payment (20% of the Deferred Portion) was made, including the update of its cash portion. Under this item, all members of Senior Management jointly received a total of €155 thousand and 41,442 shares. Thereafter, 20% of the 2018 Deferred AVR is still deferred and will be paid, if the relevant conditions are met, in 2024.
•2017 Deferred AVR: third and last payment (20% of the Deferred Portion) was made, including the update of its cash portion. Under this item, all members of Senior Management jointly received a total of €171 thousand and 29,267 shares. After this, payment of the 2017 Deferred AVR to its beneficiaries was concluded.
In attention to the exceptional circumstances arising from the COVID-19 crisis, the members of Senior Management voluntarily waived the generation of the full 2020 AVR.
Pension commitments with members of Senior Management

Senior Management (thousands of Euros)
	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	June 2023	June 2022	June 2023	June 2022	June 2023	June 2022
Senior Management Total	2,048	1,875	625	730	33,182	28,076
(1) Contributions registered to meet pension commitments with all members of Senior Management, excluding executive directors, in the proportional part for the first half of 2023 and 2022, equivalent to the sum of the annual retirement pension contributions and the adjustments made to the part qualifying as “discretionary pension benefits” for financial years 2022 and 2021, the contribution to which was to be made in 2023 and 2022, respectively, and to the insurance premiums paid by the Bank for the contingencies of death and disability in the portion corresponding to the first half of each financial year.
Payments for the termination of the contractual relationship
In accordance with the BBVA Directors’ Remuneration Policy, the Bank has no commitments to make severance payments to executive directors.
With regard to Senior Management, excluding the executive directors, the Bank did not make any payments arising from the termination of contractual relationships in the first half of 2023 and 2022.
46.Subsequent events
On July 21, 2023, and once the prior consent from the Regulator has been obtained, BBVA hereby announced its irrevocable decision to early redeem on September 24, 2023 the issuance of preferred securities contingently convertible into ordinary shares of BBVA, carried out by BBVA on September 24, 2018 for a total amount of € 1,000 million.
BBVA requested on July 27, 2023 to the European Central Bank the correspondent supervisory authorization in order to carry out a buyback program of BBVA shares up to €1,000 million. Its execution, if the authorization requested is finally granted, would be subject to the adoption of the correspondent corporate resolutions and to the communication of the specific terms and conditions of the share buyback program before its execution. This share buyback program would be considered to be an extraordinary shareholder distribution and is therefore not included in the scope of the ordinary distribution policy (see Note 4).
From July 1, 2023 to the date of preparation of these Consolidated Financial Statements, no other subsequent event requiring disclosure in these Consolidated Financial Statements has taken place that significantly affect the Group’s earnings or its consolidated equity position.

Appendices

APPENDIX I. Quantitative information on refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012
a.Quantitative information on refinancing and restructuring operations
The breakdown of refinancing and restructuring operations as of June 30, 2023 and December 31, 2022, is as follows:

	JUNE 2023 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	53	33	24	9	6	—	(7)
Other financial corporations and individual entrepreneurs (financial business)	316	20	22	11	4	2	(6)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	83,147	4,876	10,992	2,534	1,053	194	(2,876)
Of which: financing the construction and property (including land)	770	460	814	322	138	23	(469)
Other households ⁽¹⁾	216,098	1,338	66,283	4,681	3,490	21	(1,551)
Total	299,614	6,267	77,321	7,235	4,553	217	(4,440)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	25	16	23	9	6	—	(6)
Other financial corporations and individual entrepreneurs (financial business)	235	5	18	6	4	—	(5)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	62,204	2,650	6,699	1,447	418	63	(2,428)
Of which: financing the construction and property (including land)	584	453	615	230	71	17	(452)
Other households ⁽¹⁾	134,357	874	35,322	2,756	1,830	4	(1,395)
Total	196,821	3,545	42,062	4,217	2,257	67	(3,833)
(1) Number of operations does not include Garanti BBVA. Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

	DECEMBER 2022 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	57	38	24	9	6	—	(9)
Other financial corporations and individual entrepreneurs (financial business)	303	10	22	6	1	3	(7)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	75,713	5,882	8,687	2,792	1,238	223	(3,303)
Of which: financing the construction and property (including land)	460	479	819	383	164	33	(497)
Other households ⁽¹⁾	231,910	1,412	79,666	4,969	3,702	20	(1,601)
Total	307,983	7,343	88,399	7,778	4,946	246	(4,920)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	26	20	23	9	5	—	(8)
Other financial corporations and individual entrepreneurs (financial business)	232	9	17	4	—	1	(7)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	59,944	3,104	6,005	1,604	500	66	(2,815)
Of which: financing the construction and property (including land)	414	475	620	269	82	22	(480)
Other households ⁽¹⁾	124,228	871	37,043	2,514	1,607	4	(1,412)
Total	184,430	4,004	43,088	4,130	2,113	70	(4,242)
(1) Number of operations does not include Garanti BBVA. Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.
In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in the accounting regulation that applies. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve relationships with clients) rather than for economic or legal reasons relating to the borrower's financial situation.
The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of June 30, 2023 and December 31, 2022:

Forbearance operations. Breakdown by segments (Millions of Euros)
	June 2023	December 2022
Credit institutions	—	—
Central governments	35	39
Other financial corporations and individual entrepreneurs (financial activity)	24	9
Non-financial corporations and individual entrepreneurs (non-financial activity)	4,534	5,371
Of which: Financing the construction and property development (including land)	313	365
Households	4,468	4,780
Total carrying amount	9,062	10,200
NPL ratio by type of renegotiated loan
The non-performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.
As of June 30, 2023 and December 31, 2022, the non-performing ratio for each of the portfolios of renegotiated loans is as follows:

NPL ratio renegotiated loan portfolio
	June 2023	December 2022
General governments	60%	61%
Commercial	55%	54%
Of which: Construction and developer	87%	86%
Other consumer	60%	53%

b.Qualitative information on the concentration of risk by activity and guarantees

June 2023 (Millions of Euros)
				Loans to customers. Loan to value
	Total ⁽¹⁾	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	22,671	301	6,117	1,400	1,730	391	2,847	49
Other financial institutions and individual entrepreneurs	22,538	313	13,094	259	95	143	4,538	8,373
Non-financial institutions and individual entrepreneurs	173,699	24,375	10,246	11,359	7,370	4,563	3,535	7,794
Construction and property development	5,657	3,965	480	1,655	1,092	751	265	682
Construction of civil works	6,525	615	291	260	178	107	22	339
Other purposes	161,517	19,795	9,475	9,444	6,100	3,705	3,248	6,772
Large companies	104,951	7,230	4,871	3,627	2,050	1,488	1,556	3,380
SMEs ⁽²⁾ and individual entrepreneurs	56,566	12,565	4,604	5,818	4,051	2,217	1,691	3,392
Rest of households and NPISHs ⁽³⁾	158,901	94,056	2,205	21,839	25,970	30,511	12,590	5,351
Housing	96,377	92,744	117	21,278	25,583	30,264	10,936	4,800
Consumption	56,563	503	1,905	264	225	136	1,502	282
Other purposes	5,960	809	183	298	162	111	151	270
TOTAL	377,809	119,045	31,662	34,857	35,164	35,609	23,509	21,567
MEMORANDUM ITEM:
Forbearance operations ⁽⁴⁾	9,062	5,199	294	1,278	1,041	1,040	945	1,188
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

December 2022 (Millions of Euros)
				Loans to customers. Loan to value
	Total ⁽¹⁾	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	20,661	297	5,382	1,121	1,555	338	1,919	746
Other financial institutions and individual entrepreneurs	23,484	336	15,430	296	128	139	3,644	11,560
Non-financial institutions and individual entrepreneurs	172,854	25,454	6,829	9,902	6,972	4,495	2,958	7,956
Construction and property development	5,166	3,701	201	1,468	1,083	660	247	445
Construction of civil works	5,582	610	317	276	185	104	45	318
Other purposes	162,106	21,143	6,311	8,159	5,704	3,732	2,666	7,194
Large companies	105,852	7,509	3,771	3,308	1,839	1,218	1,358	3,557
SMEs ⁽²⁾ and individual entrepreneurs	56,254	13,634	2,540	4,851	3,866	2,514	1,307	3,637
Rest of households and NPISHs ⁽³⁾	150,095	93,556	1,990	21,473	25,693	29,940	13,114	5,327
Housing	95,237	92,264	123	20,886	25,325	29,696	11,564	4,915
Consumption	50,295	461	1,660	266	166	111	1,403	176
Other purposes	4,564	831	208	321	202	133	147	235
TOTAL	367,095	119,644	29,632	32,792	34,348	34,911	21,636	25,589
MEMORANDUM ITEM:
Forbearance operations ⁽⁴⁾	10,200	5,685	174	1,351	1,130	1,167	884	1,327
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises
(3) Non-profit institutions serving households.
(4) Net of provisions.

c.Information on the concentration of risk by activity and geographical area

June 2023 (Millions of Euros)
	TOTAL⁽¹⁾	Spain	European Union Other	America	Other
Credit institutions	186,551	50,670	57,340	44,461	34,080
General governments	144,700	57,631	17,163	56,581	13,325
Central Administration	120,726	42,737	16,635	49,117	12,237
Other	23,974	14,895	528	7,464	1,087
Other financial institutions and individual entrepreneurs	49,539	10,094	12,843	17,630	8,973
Non-financial institutions and individual entrepreneurs	236,415	79,911	23,260	87,690	45,554
Construction and property development	9,225	2,861	718	2,536	3,111
Construction of civil works	10,801	6,395	927	1,021	2,458
Other purposes	216,389	70,656	21,615	84,133	39,985
Large companies	153,590	44,383	20,984	60,344	27,879
SMEs and individual entrepreneurs	62,798	26,273	630	23,789	12,106
Other households and NPISHs	159,411	89,265	2,579	56,596	10,972
Housing	96,378	69,602	1,420	23,991	1,366
Consumer	56,564	14,707	828	31,990	9,039
Other purposes	6,469	4,956	331	615	567
TOTAL	776,615	287,571	113,184	262,957	112,903
(1) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given”. The amounts included in this table are net of loss allowances.

December 2022 (Millions of Euros)
	TOTAL ⁽¹⁾	Spain	European Union Other	America	Other
Credit institutions	166,533	58,290	36,043	42,872	29,328
General governments	127,562	52,873	13,677	47,261	13,752
Central Administration	106,827	39,349	13,153	41,201	13,124
Other	20,736	13,524	524	6,060	628
Other financial institutions and individual entrepreneurs	49,608	9,884	16,254	15,090	8,380
Non-financial institutions and individual entrepreneurs	235,280	81,464	25,039	80,016	48,761
Construction and property development	8,590	2,636	659	2,149	3,146
Construction of civil works	9,361	5,942	1,078	1,037	1,304
Other purposes	217,329	72,886	23,302	76,830	44,311
Large companies	154,798	45,864	22,686	54,975	31,274
SMEs and individual entrepreneurs	62,531	27,023	616	21,855	13,038
Other households and NPISHs	150,496	88,548	2,591	48,756	10,602
Housing	95,238	70,901	1,483	21,455	1,398
Consumer	50,296	14,595	236	26,697	8,768
Other purposes	4,962	3,052	871	604	436
TOTAL	729,480	291,059	93,603	233,994	110,823
(1) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given”. The amounts included in this table are net of loss allowances.
This appendix is an integral part of the Note 6.2 of the Consolidated Financial Statement for the six months ended June 30, 2023.

APPENDIX II. Additional information on risk concentration
Quantitative information on activities in the real-estate market in Spain
The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.
Lending for real estate development of the loans as of June 30, 2023, and December 31, 2022 is shown below:

Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of Euros)
	Gross amount		Drawn over the guarantee value		Accumulated impairment
	June 2023	December 2022	June 2023	December 2022	June 2023	December 2022
Financing to construction and real estate development (including land) (Business in Spain)	2,031	1,861	438	350	(143)	(157)
Of which: Impaired assets	210	239	65	82	(114)	(122)
Memorandum item:
Write-offs	2,082	2,086
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book Value)	169,651	172,880
Total consolidated assets (total business) (book value)	762,456	712,092
Impairment and provisions for normal exposures	(4,754)	(4,622)
The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing allocated by credit institutions to construction and real estate development and lending for house purchase (Millions of Euros)
	June 2023	December 2022
Without secured loan	332	232
With secured loan	1,699	1,629
Terminated buildings	830	898
Homes	660	710
Other	170	188
Buildings under construction	725	556
Homes	707	536
Other	18	21
Land	144	175
Urbanized land	95	119
Rest of land	49	56
Total	2,031	1,861
The table below provides the breakdown of the financial guarantees given as of June 30, 2023 and December 31, 2022:

Financial guarantees given (Millions of Euros)
	June 2023	December 2022
Houses purchase loans	40	54
Without mortgage	3	3
The information on the retail mortgage portfolio risk (housing mortgage) as of June 30, 2023 and December 31, 2022 is as follows:

Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase (Millions of Euros)
	Gross amount		Of which: impaired loans
	June 2023	December 2022	June 2023	December 2022
Houses purchase loans	70,503	71,799	2,850	2,486
Without mortgage	1,445	1,539	9	8
With mortgage	69,058	70,260	2,840	2,477

The loan to value (LTV) ratio of the above portfolio is as follows:

LTV breakdown of mortgage to households for the purchase of a home (business in Spain) (Millions of Euros)
	Total risk over the amount of the last valuation available (Loan to value-LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount June 30, 2023	16,955	19,836	22,416	6,080	3,771	69,058
Of which: Impaired loans	265	400	523	529	1,123	2,840
Gross amount December 31, 2022	16,981	20,060	22,255	6,794	4,171	70,260
Of which: Impaired loans	248	341	438	450	999	2,477
Outstanding home mortgage loans as of June 30, 2023 and December 31, 2022 had an average LTV of 42.5% and 43.0%, respectively.
The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about Assets Received in Payment of Debts (business in Spain) (Millions of Euros)
	Gross Value ⁽¹⁾ ⁽²⁾		Provisions		Of which: Valuation adjustments on impaired assets, from the time of foreclosure		Carrying amount
	June 2023	December 2022	June 2023	December 2022	June 2023	December 2022	June 2023	December 2022
Real estate assets from loans to the construction and real estate development sectors in Spain	483	539	(366)	(389)	(218)	(229)	117	150
Terminated buildings	107	125	(62)	(72)	(35)	(38)	45	54
Homes	43	49	(22)	(25)	(10)	(11)	21	24
Other	64	76	(40)	(47)	(25)	(27)	24	30
Buildings under construction	16	21	(12)	(16)	(6)	(8)	3	5
Homes	15	20	(11)	(15)	(6)	(7)	3	5
Other	1	1	(1)	(1)	(1)	—	—	—
Land	360	393	(291)	(302)	(177)	(183)	69	91
Urbanized land	341	366	(277)	(285)	(167)	(170)	63	81
Rest of land	20	27	(14)	(17)	(11)	(12)	6	10
Real estate assets from mortgage financing for households for the purchase of a home	637	736	(356)	(410)	(121)	(134)	281	327
Rest of foreclosed real estate assets	414	449	(254)	(270)	(79)	(80)	160	179
Equity instruments, investments and financing to non-consolidated companies holding said assets (3)	—	656	—	(397)	—	(358)	—	259
Total	1,534	2,381	(975)	(1,466)	(418)	(801)	558	915
(1) Represents original loan value at the time of foreclosure.
(2) The value of real estate assets foreclosed or received in payment of debts should be initially recognized at the lower of the carrying amount of the financial assets and the fair value at the time of foreclosure less estimated sales costs. The gross value of the assets acquired in payment of debts is €976 million and €1,716 million as of June 30, 2023 and December 31, 2022, respectively.
(3) In 2023 Metrovacesa's stake is excluded. Given its corporate purpose and the transformation and turnover of its assets, these are not considered to come from foreclosures.

APPENDIX III. Condensed consolidated balance sheets at the IFRS 17 transition date and effective date and condensed consolidated income statement for the six months ended June 30, 2022
Condensed consolidated balance sheet at the IFRS 17 transition date

ASSETS (Millions of Euros)
	December 31, 2021 disclosed	IFRS 17 Impact	Opening balance as of January 1, 2022
Cash, cash balances at central banks and other demand deposits	67,799	—	67,799
Financial assets held for trading	123,493	—	123,493
Non-trading financial assets mandatorily at fair value through profit or loss	6,086	—	6,086
Financial assets designated at fair value through profit or loss	1,092	—	1,092
Financial assets at fair value through other comprehensive income	60,421	5,812	66,233
Financial assets at amortized cost	372,676	(6,054)	366,622
Derivatives - hedge accounting	1,805	—	1,805
Fair value changes of the hedged items in portfolio hedges of interest rate risk	5	—	5
Joint ventures and associates	900	—	900
Insurance and reinsurance assets	269	(45)	224
Tangible assets	7,298	—	7,298
Intangible assets	2,197	—	2,197
Tax assets	15,850	251	16,101
Other assets	1,934	(24)	1,910
Non-current assets and disposal groups classified as held for sale	1,061	—	1,061
TOTAL ASSETS	662,885	(60)	662,825

LIABILITIES AND EQUITY (Millions of Euros)
	December 31, 2021 disclosed	IFRS 17 Impact	Opening balance as of January 1, 2022
Financial liabilities held for trading	91,135	—	91,135
Financial liabilities designated at fair value through profit or loss	9,683	—	9,683
Financial liabilities at amortized cost	487,893	592	488,485
Derivatives - hedge accounting	2,626	—	2,626
Liabilities under insurance and reinsurance contracts	10,865	(893)	9,972
Provisions	5,889	—	5,889
Tax liabilities	2,413	228	2,641
Other liabilities	3,621	25	3,646
Liabilities included in disposal groups classified as held for sale	—	—	—
TOTAL LIABILITIES	614,125	(48)	614,077

SHAREHOLDERS’ FUNDS	60,383	178	60,562
Capital	3,267	—	3,267
Share premium	23,599	—	23,599
Other equity	60	—	60
Retained earnings	31,841	178	32,019
Other reserves	(1,857)	—	(1,857)
Less: Treasury shares	(647)	—	(647)
Profit or loss attributable to owners of the parent	4,653	—	4,653
Less: Interim dividends	(532)	—	(532)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(16,476)	(186)	(16,662)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	4,853	(5)	4,848
TOTAL EQUITY	48,760	(12)	48,748
TOTAL EQUITY AND TOTAL LIABILITIES	662,885	(60)	662,825

Condensed consolidated income statements for the six months ended June 30, 2022

CONDENSED CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	June 30, 2022 disclosed	IFRS 17 Impact	June 30, 2022 restated with IFRS 17
NET INTEREST INCOME	8,551	(13)	8,538
Dividend income	76	—	76
Share of profit or loss of entities accounted for using the equity method	15	—	15
Fee and commission income	3,964	—	3,964
Fee and commission expense	(1,314)	9	(1,305)
Net trading income and exchange difference, net	1,095	—	1,096
Other operating income and expense	(1,507)	—	(1,507)
Income from insurance and reinsurance contracts	1,537	(194)	1,343
Expense from insurance and reinsurance contracts	(908)	106	(802)
GROSS INCOME	11,509	(93)	11,417
Administration costs	(4,401)	30	(4,371)
Depreciation and amortization	(652)	—	(652)
Provisions or reversal of provisions	(112)	—	(112)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,441)	—	(1,441)
NET OPERATING INCOME	4,903	(63)	4,841
Impairment or reversal of impairment of investments in joint ventures and associates	19	—	19
Impairment or reversal of impairment on non-financial assets	—	—	—
Gains (losses) on derecognition of non-financial assets and subsidiaries, net	(15)	—	(15)
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(120)	—	(120)
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	4,787	(63)	4,724
Tax expense or income related to profit or loss from continuing operations	(1,668)	18	(1,650)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	3,119	(45)	3,074
Profit (loss) after tax from discontinued operations	—	—	—
PROFIT (LOSS)	3,119	(45)	3,074
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTEREST)	117	(1)	117
ATTRIBUTABLE TO OWNERS OF THE PARENT	3,001	(44)	2,957

Condensed consolidated balance sheet at the IFRS 17 effective date

ASSETS (Millions of Euros)
	December 31, 2022 disclosed	IFRS 17 Impact	December 31, 2022 restated
Cash, cash balances at central banks and other demand deposits	79,756	—	79,756
Financial assets held for trading	110,671	—	110,671
Non-trading financial assets mandatorily at fair value through profit or loss	6,888	—	6,888
Financial assets designated at fair value through profit or loss	913	—	913
Financial assets at fair value through other comprehensive income	58,980	6,395	65,374
Financial assets at amortized cost	422,061	(7,639)	414,421
Derivatives - hedge accounting	1,891	—	1,891
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(148)	—	(148)
Joint ventures and associates	916	—	916
Insurance and reinsurance assets	210	(27)	183
Tangible assets	8,737	—	8,737
Intangible assets	2,156	—	2,156
Tax assets	16,472	253	16,725
Other assets	2,614	(29)	2,586
Non-current assets and disposal groups classified as held for sale	1,022	—	1,022
TOTAL ASSETS	713,140	(1,048)	712,092

LIABILITIES AND EQUITY (Millions of Euros)
	December 31, 2022 disclosed	IFRS 17 Impact	December 31, 2022 restated
Financial liabilities held for trading	95,611	—	95,611
Financial liabilities designated at fair value through profit or loss	10,580	—	10,580
Financial liabilities at amortized cost	528,629	543	529,172
Derivatives - hedge accounting	3,303	—	3,303
Liabilities under insurance and reinsurance contracts	11,848	(1,717)	10,131
Provisions	4,933	—	4,933
Tax liabilities	2,742	194	2,935
Other liabilities	4,880	29	4,909
Liabilities included in disposal groups classified as held for sale	—	—	—
TOTAL LIABILITIES	662,526	(950)	661,575

SHAREHOLDERS’ FUNDS	64,422	113	64,535
Capital	2,955	—	2,955
Share premium	20,856	—	20,856
Other equity	63	—	63
Retained earnings	32,536	175	32,711
Other reserves	2,345	—	2,345
Less: Treasury shares	(29)	—	(29)
Profit or loss attributable to owners of the parent	6,420	(62)	6,358
Less: Interim dividends	(722)	—	(722)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(17,432)	(210)	(17,642)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	3,624	(1)	3,623
TOTAL EQUITY	50,615	(98)	50,517
TOTAL EQUITY AND TOTAL LIABILITIES	713,140	(1,048)	712,092

Effect on redesignations of assets as of January 1, 2022

Effect on redesignations of assets (Millions of Euros)
	December 31, 2021	Of which portfolio redesignations	Of which gains / losses	Opening balance as of January 1, 2022
Financial assets at amortized cost	372,676	(5,549)	—	366,622
Of which debt securities	34,781	(5,549)	—	29,231
Financial assets at fair value through other comprehensive income	60,421	5,549	152	66,233
Of which debt securities	59,074	5,549	152	64,774
Deferred tax assets/liabilities			(46)
Accumulated other comprehensive income (loss)			106

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ Rafael Salinas Martínez de Lecea
Name:	Rafael Salinas Martínez de Lecea
Title:	Chief Financial Officer
Date:	July 28, 2023